東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04035259

25th June, 2004

RECEIVED
JUL 06 2004
SEC MAIL PROCESSING SECTION
WASH. D.C.
158

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the following documents:

1. a circular dated 25th June, 2004 and issued by the Company; and
2. an announcement of the Company dated 24th June, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

DESPATCH OF CIRCULAR
MAJOR TRANSACTION

PROPOSED ACQUISITIONS OF A 90.39% AND A 9.61% EQUITY INTERESTS RESPECTIVELY IN SHANGHAI JIN QIAO CONDO DECORATION ENGINEERING COMPANY LIMITED

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

A circular containing details of the major transaction as referred to in the announcements of the Company dated 2 June 2004 and 10 June 2004 respectively will be despatched to the Shareholders of the Company on 25 June 2004.

DESPATCH OF CIRCULAR

A circular containing details of the major transaction (the "Transaction") as referred to in the announcements of the Company dated 2 June 2004 and 10 June 2004 respectively will be despatched to the Shareholders of the Company on 25 June 2004. Terms used in this announcement, unless specified otherwise, shall have the same meanings as those used in the announcements dated 2 June 2004 and 10 June 2004 respectively.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP

Set out below is an unaudited pro forma consolidated statement of assets and liabilities of the enlarged Group as a result of the completion of the Transaction, which has been set out in the circular. It is based on the audited consolidated balance sheet of the Group as at 31 December 2003 as extracted from the Group's annual report for the year ended 31 December 2003 and the audited balance sheet of SJQ as at 31 December 2003 as extracted from the accountants' report on SJQ set out in Appendix I to the circular and adjusted as follows:

	The Group	SJQ (*Note 1*)	Pro forma adjustments		Pro forma consolidation adjustments		Pro forma consolidated Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*Note*	*HK$'000*	*Note*	*HK$'000*
Non-current assets							
Goodwill	—	—			20,817	4	20,817
Fixed assets	220,479	—					220,479
Investment in a subsidiary	—	—	5,100	2	(5,100)	4	—
Non-trading securities	28,440	—					28,440
Deferred tax assets	932	—					932
Retention receivables	607	377					984
Other assets	1,738	—					1,738
	252,196	377					273,390
Current assets							
Inventories	218,475	—					218,475
Amount due from a fellow subsidiary	1	—					1
Amount due from an investor	—	11,695					11,695
Amounts due from minority investors	37	—					37
Trade and other receivables	48,392	28,261			(6,043)	3	70,610
Gross amounts due from customers for contract work	3,261	7,384					10,645
Trading securities	2,142	—					2,142
Pledged deposits	53,210	—					53,210
Cash and bank deposits	199,288	2,734	(5,100)	2			196,922
	524,806	50,074					563,737
Current liabilities							
Amounts due to minority investors	9,571	2,538					12,109
Trade and other payables	135,865	53,058			(13,002)	3	175,921
Gross amounts due to customers for contract work	16,363	1,172					17,535
Taxation payable	32,005	—					32,005
Short-term borrowings	71,304	9,400					80,704
	265,108	66,168					318,274
Net current assets/(liabilities)	259,698	(16,094)					245,463
Total assets less current liabilities	511,894	(15,717)					518,853
Non-current liabilities							
Amounts due to minority investors	3,741	—					3,741
Other liabilities	2,668	—					2,668
	6,409	—					6,409
Minority interests	30,778	—					30,778
Net assets	474,707	(15,717)					481,666
Shareholders' equity/ (capital deficiencies)	474,707	(15,717)			22,676	3,4	481,666

Notes:

1. The statement of assets and liabilities of SJQ as at 31 December 2003, which adopted Renminbi as its reporting currency, was translated into Hong Kong dollars using the closing rate ruling at the balance sheet date (RMB1.00=HK$0.94).
2. The adjustment reflects the payment of approximately HK$5,100,000 and for the acquisitions of the entire interest in the registered capital of SJQ.
3. The adjustments refer to the elimination of the balances between the Group and SJQ.
4. The pro forma consolidation adjustments reflect the elimination of the Group's investment in SJQ, the capital and reserves of SJQ, and goodwill arising from the acquisitions of SJQ.

GENERAL

As at the date of this announcement, the Board comprises Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli, who are executive Directors, and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, who are independent non-executive Directors.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 24 June 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR TRANSACTION

PROPOSED ACQUISITIONS OF A 90.39% AND A 9.61% EQUITY INTERESTS RESPECTIVELY IN SHANGHAI JIN QIAO CONDO DECORATION ENGINEERING COMPANY LIMITED

Financial Adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

25 June 2004

CONTENTS

In this circular, except where the context otherwise requires, the following expressions have the following meanings:

"1st Acquisition"	the acquisition of the 90.39% equity interest in SJQ by the Purchaser from CEC for an aggregate consideration of HK$4,000,000 pursuant to the 1st Sale and Purchase Agreement
"2nd Acquisition"	the acquisition of the remaining 9.61% equity interest in SJQ by the Purchaser from Huayuan for an aggregate consideration of RMB1,170,000 (or approximately HK$1,100,000) pursuant to the 2nd Sale and Purchase Agreement
"1st and 2nd Acquisitions"	1st Acquisition and 2nd Acquisition
"Board"	the board of Directors (including the independent non-executive Directors) of the Company
"Business Day"	a day (other than Saturday and Sunday) on which banks are generally open for business in Hong Kong
"CEC"	Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and put under liquidation pursuant to an Order made by the High Court of Hong Kong on 8 September 2003, is a 52% indirect non wholly-owned subsidiary of the Company as it is wholly-owned by its parent company, Wellstep Management Limited, an indirect 52% non wholly-owned subsidiary of the Company (the remaining 48% is indirectly owned by three individuals who are independent third parties)
"Centurion"	Centurion Corporate Finance Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO, and the financial adviser to the Company in respect of the 1st and 2nd Acquisitions
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange
"Completion"	the completion of the 1st and 2nd Sale and Purchase Agreements

"China Minmetals"	China Mimmetals Corporation, a State-owned enterprise in the PRC, managed by the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會), the holding company of Minmetals HK and June Glory
"Directors"	the directors of the Company
"Encumbrance"	mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect and any agreement or obligation to create or grant any of the aforesaid
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huayuan"	Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and holding a 9.61% equity interest in SJQ prior to the completion of the 2nd Sale and Purchase Agreement. Based on public records, the owners of Shanghai Huayuan Aite Curtain Wall Company Limited are Shanghai Worldbest Industry Development Company Limited (上海華源企業發展股份有限公司), Shanghai Wen Chang Properties Company Limited (上海文昌置業有限公司) and Shanghai Aite Industrial Company Limited (上海愛特實業有限公司), which (together with their respective ultimate beneficial shareholders) are independent third parties and are not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability, is a wholly-owned subsidiary of Minmetals HK and currently holding approximately 53.95% of the issued share capital of the Company. Minmetals HK, in turn, is a wholly-owned subsidiary of China Minmetals

"Latest Practicable Date"	23 June 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Liquidators"	Messrs. Desmond Chung Seng Chiong and Roderick John Sutton, each of Ferrier Hodgson Limited, as joint and several liquidators of CEC pursuant to an Order made by the High Court of Hong Kong on 24 December 2003
"1st Long Stop Date"	30 September 2004 (or such other date as may be agreed between the Purchaser, CEC and the Liquidators), being the last date on which the conditions set out in the 1st Sale and Purchase Agreement are to be fulfilled
"2nd Long Stop Date"	the last date on which the conditions set out in the 2nd Sale and Purchase Agreement are to be fulfilled, being 30 September 2004, which may be extended to: (a) such other date as the Purchaser may designate if the non fulfillment of the conditions is attributable to Huayuan; or (b) 30 December 2004 if non fulfillment of the conditions is attributable to the Purchaser; or (c) such other date as may be agreed between the Purchaser and Huayuan, if non fulfillment of the conditions is attributable to both parties
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of China Minmetals
"PRC"	People's Republic of China (and for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"PRC Business Day"	a day (other than Saturday and Sunday) on which banks are generally open for business in the PRC

"Purchaser"	Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"1st Sale and Purchase Agreement"	the conditional sale and purchase agreement dated 2 June 2004 entered into between the Purchaser, CEC and the Liquidators in relation to the acquisition of a 90.39% equity interest in SJQ
"2nd Sale and Purchase Agreement"	the conditional sale and purchase agreement dated 10 June 2004 entered into between the Purchaser and Huayuan in relation to the acquisition of a 9.61% equity interest in SJQ
"1st and 2nd Sale and Purchase Agreements"	1st Sale and Purchase Agreement and 2nd Sale and Purchase Agreement
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	holder(s) of Share(s)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"SJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited (上海金橋瑞和裝飾工程有限公司), a company incorporated in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollars, the lawful currency of the United States of America from time to time

For the purpose of this circular, conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.80 and conversion of RMB into HK$ is based on the exchange rate of RMB1.00 = HK$0.94. The conversions are for the purpose of illustration only and do not constitute a representation that any amount in US$, RMB or HK$ has been, could have been or may be converted at the above rate or any other rates at all.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

Executive Directors:
Mr. LIN Xizhong, *Chairman*
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

25 June 2004

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

PROPOSED ACQUISITIONS OF A 90.39% AND A 9.61% EQUITY INTERESTS RESPECTIVELY IN SHANGHAI JIN QIAO CONDO DECORATION ENGINEERING COMPANY LIMITED

INTRODUCTION

On 2 June 2004, the Company announced that the Purchaser, a wholly-owned subsidiary of the Company, entered into the 1st Sale and Purchase Agreement with CEC and the Liquidators to purchase a 90.39% equity interest in SJQ.

The 1st Acquisition contemplated under the 1st Sale and Purchase Agreement constitutes a major transaction under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders. No Shareholder is required to abstain from voting in respect of the 1st Acquisition.

On 10 June 2004, the Purchaser entered into the 2nd Sale and Purchase Agreement with Huayuan to purchase the remaining 9.61% equity interest in SJQ for an aggregate consideration of RMB1,170,000 (or approximately HK$1,100,000).

The 2nd Acquisition, on a stand alone basis, does not constitute a major transaction under Chapter 14 of the Listing Rules. The Stock Exchange has aggregated the 2nd Acquisition and the 1st Acquisition as they involve the acquisition of an interest in one particular company pursuant to rules 14.22 and 14.23 of the Listing Rules. Consequently, the 2nd Acquisition, on an aggregated basis, constitutes a major transaction and is therefore also subject to the approval of the Shareholders. No Shareholder is required to abstain from voting in respect of the 2nd Acquisition.

June Glory, being the controlling Shareholder, has no interest in each of the 1st and 2nd Acquisitions other than its interest as a Shareholder holding approximately 53.95% of the issued Shares, has given a written approval to the Company approving each of the 1st and 2nd Acquisitions. Therefore, the Company has applied to the Stock Exchange for a waiver in respect of the requirement to convene a special general meeting to approve the 1st and 2nd Sale and Purchase Agreements on the basis that the written approvals have already been obtained from the controlling Shareholder. The Stock Exchange confirmed that such written Shareholder's approvals be accepted in lieu of a general meeting on 23 June 2004. As such, this circular is despatched to you as Shareholders for the purpose of providing you with further details of, among other things, the 1st and 2nd Acquisitions and background information on SJQ only.

THE SALE AND PURCHASE AGREEMENTS

1st Sale and Purchase Agreement

Date

2 June 2004

Parties

Vendor:	Condo Engineering (China) Limited (in liquidation), a company incorporated in Hong Kong and is an indirect non wholly-owned subsidiary of the Company, which has been put under liquidation pursuant to an Order made by the High Court of Hong Kong on 8 September 2003

Liquidators: Messrs. Desmond Chung Seng Chiong and Roderick John Sutton, each of Ferrier Hodgson Limited, as joint and several liquidators of CEC pursuant to an Order made by the High Court of Hong Kong on 24 December 2003

Purchaser: Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company

2nd Sale and Purchase Agreement

Date

10 June 2004

Parties

Vendor: Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC and an independent third party holding a 9.61% equity interest in SJQ prior to the completion of the 2nd Sale and Purchase Agreement

Purchaser: Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company

Subject matters of the 1st and 2nd Sale and Purchase Agreements

Pursuant to the 1st Sale and Purchase Agreement, the Purchaser conditionally agreed to purchase and CEC conditionally agreed to sell, free from any Encumbrance, the 90.39% equity interest in the registered capital of SJQ, representing the entire interest held by CEC in SJQ, for an aggregate consideration of HK$4,000,000.

Pursuant to the 2nd Sale and Purchase Agreement, the Purchaser conditionally agreed to purchase and Huayuan conditionally agreed to sell, free from any Encumbrance or third parties rights, the 9.61% equity interest in the registered capital of SJQ, representing the entire interest held by Huayuan in SJQ, for an aggregate consideration of RMB1,170,000 (or approximately HK$1,100,000).

Considerations

The aggregate consideration for the 1st Acquisition is HK$4,000,000, which will be entirely satisfied in cash funded by internal resources of the Group.

The consideration is the bid price offered by the Company (and accepted by the Liquidators) with reference to the registered capital of US$1,844,000 (or approximately HK$14,383,000) contributed by CEC, the underlying financial position and business prospects of SJQ.

The RMB1,170,000 (or approximately HK$1,100,000) consideration for the 2nd Acquisition was arrived at after arm's length negotiation with Huayuan with reference to economic interests as represented by the 9.61% equity interest in SJQ and compensation in relation to the resignation of the two existing directors of SJQ nominated by Huayuan upon completion of the 2nd Sale and Purchase Agreement. SJQ currently has five directors (two of whom were nominated by Huayuan and three of whom were nominated by CEC) and the Group has nominated three new directors to join SJQ's board for the purpose of replacing most, if not all, of the existing directors who are expected to resign in due course. The consideration of RMB1,170,000 (or approximately HK$1,100,000) will be entirely satisfied in cash funded by internal resources of the Group.

The Board considers that the terms and conditions of the 1st and 2nd Acquisitions respectively are fair and reasonable and are in the interests of the Company and the Shareholders as a whole as the 1st and 2nd Acquisitions will allow the Group to better manage SJQ as a wholly-owned subsidiary going forward. For more details on SJQ's business prospects, please refer to the section headed "INFORMATION OF SJQ" below.

Payment terms

Payment terms of the aggregate consideration of the 1st Acquisition under the 1st Sale and Purchase Agreement are as follows:

(i) HK$2,000,000 paid upon the signing of the 1st Sale and Purchase Agreement, which is 2 June 2004, as an initial deposit which shall be refunded to the Company if any of the conditions set out in the 1st Sale and Purchase Agreement is not fulfilled on the 1st Long Stop Date and consequently, the 1st Sale and Purchase Agreement shall forthwith cease and terminate; and

(ii) HK$2,000,000 upon completion of the 1st Sale and Purchase Agreement.

Payment terms of the aggregate consideration of the 2nd Acquisition under the 2nd Sale and Purchase Agreement are as follows:—

1. RMB300,000 (or approximately HK$282,000) has been paid within three PRC Business Days following the entering into of the 2nd Sale and Purchase Agreement, which is 10 June 2004;

2. RMB400,000 (or approximately HK$376,000) is payable within three PRC Business Days following the successful registration of the transfer of 9.61% equity interest in SJQ with the State Administration For Industry and Commerce; and

3. RMB470,000 (or approximately HK$442,000) is payable within three PRC Business Days following the satisfaction of all the conditions set out in the 2nd Sale and Purchase Agreement.

Shareholders should note that the basis of the consideration for the 2nd Acquisition, which is the result of arm's length negotiation, is different from the basis of the consideration for the 1st Acquisition resulting from the bidding process organised by the Liquidators.

Conditions of the 1st and 2nd Sale and Purchase Agreements

The 1st Sale and Purchase Agreement is conditional upon:

(a) obtaining by the Purchaser with the co-operation of CEC/Liquidators all necessary approvals and relevant certificates (including without limitation the new approval certificate and the new business license of SJQ, in which the scope of business remains unchanged) from the PRC governmental authorities in relation to the transfer of the 90.39% equity interest in SJQ by CEC to the Purchaser; and

(b) compliance with all regulatory requirements in Hong Kong and the PRC by the parties to the 1st Sale and Purchase Agreement, including without limitation the various disclosure and Shareholders' approval requirements under the Listing Rules and/or regulations of any recognised stock exchange.

In the event that any of the conditions above is not fulfilled by the 1st Long Stop Date, the 1st Sale and Purchase Agreement shall forthwith cease and terminate and shall not have any force or effect other than and subject to the liability, if any, of any party thereto in respect of any antecedent breaches of the terms thereof.

The 2nd Sale and Purchase Agreement is subject to the fulfillment of certain conditions before the 2nd Long Stop Date, which include, among other things, obtaining the relevant statutory/regulatory approvals in the PRC, filings and compliance with regulatory requirements and requirements under the Listing Rules. The respective completions of the 1st Acquisition and the 2nd Acquisition are not conditional on the completion of the other as each of the 1st and 2nd Acquisitions is an independent transaction. The Purchaser has the sole discretion to waive any of such conditions except conditions in respect of compliance with regulatory requirements under the Listing Rules.

Completion

Completion of the 1st and 2nd Sale and Purchase Agreements shall take place within three Business Days and three PRC Business Days respectively, following fulfillment of the respective conditions of the 1st and 2nd Sale and Purchase Agreements.

INFORMATION OF THE VENDORS

CEC, the vendor under the 1st Sale and Purchase Agreement, is a 52% indirect non wholly-owned subsidiary of the Company and prior to the appointment of the Liquidators, was principally engaged in the design, supply and installation of curtain walls, metal roofing,

architectural cladding and aluminium window systems in Hong Kong and the PRC. It also acted as an investment holding company for the Company. Following the appointment of the Liquidators, CEC is not in a position to pursue any material business operations. CEC is currently put into liquidation by an Order made by the High Court of Hong Kong on 8 September 2003.

Huayuan, the vendor under the 2nd Sale and Purchase Agreement, is a company incorporated in the PRC with limited liability and principally engaged in installation of curtain walls in the PRC. It is an independent third party not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them.

INFORMATION OF SJQ

SJQ was established in the PRC on 5 August 1993 as a Sino-foreign co-operative joint venture by CEC and a PRC party for a period of 15 years. The PRC joint venture partner was subsequently changed to Huayuan in October 1999. Each of the PRC party, Huayuan and their respective beneficial shareholder(s) is an independent third party not connected with the Directors, chief executive, substantial Shareholders of the Company or any of its subsidiaries or an associate of any of them. As at the Latest Practicable Date, SJQ had a registered capital of US$2,040,000 (or approximately HK$15,912,000).

Pursuant to the joint venture agreement entered into in October 1999, CEC contributed US$1,844,000 (or approximately HK$14,383,000), representing 90.39% of the registered capital of SJQ, whilst Huayuan contributed US$196,000 (or approximately HK$1,529,000), representing 9.61% of the registered capital of SJQ.

The principal business of SJQ is the trading, installation and design of aluminium window cases and curtain walls, which obtained a First Class Qualification Certificate and a Grade A Design Certificate in Curtain Wall Construction in the PRC in 1997 and 2001 respectively. SJQ's current operations and projects are mainly in the eastern part of the PRC and in particular, Shanghai. Following Completion, SJQ will become a wholly-owned subsidiary of the Company and such change in status is not expected to have any impact on the prospect of SJQ.

As set out in SJQ's audited balance sheet as at 31 December 2003, total current assets of SJQ amounted to approximately RMB53,270,000 (or approximately HK$50,074,000) and on the liability side, total current liabilities amounted to approximately RMB70,392,000 (or approximately HK$66,168,000). This mis-match of total current assets and total current liabilities serves to highlight the difficulty faced by SJQ and it is expected that post Completion, SJQ would be better supported financially and managed as a wholly-owned subsidiary of the Company.

As at 31 December 2003, SJQ's bank borrowings amounted to RMB10,000,000 (or approximately HK$9,400,000) and whilst there are no funding requirements for capital expenditure commitments and authorisations at present, the Group will be in a better position to review such funding requirements following Completion, if the then SJQ's business development would require such funding. SJQ currently does not have any use of financial instruments for hedging or other purposes and its bank borrowings are mainly in RMB, as its revenue is also in RMB.

As at the Latest Practicable Date, SJQ's value of contracts on hand totaling approximately RMB166,000,000 (or approximately HK$156,000,000). The Board believes that post Completion, such order book status could be better improved as SJQ will become a wholly-owned subsidiary of the Company and any financial assistance to SJQ then will not have any implications under the Listing Rules.

SJQ does not presently have any significant investments and did not have any material acquisitions and disposals of subsidiaries and associated companies in the course of the financial year ended 31 December 2003.

SJQ does not have any segmental breakdown in business as it is solely engaged in the trading, installation and design of aluminium window cases and curtain walls in the PRC and all related assets of SJQ are located in the PRC. SJQ has a total of approximately 50 employees as at the Latest Practicable Date and it currently does not have any share option schemes.

SJQ's audited net loss before and after taxation and extraordinary items for the year ended 31 December 2002 were both approximately RMB28,707,000 (or approximately HK$26,985,000). For the year ended 31 December 2003, SJQ's audited net loss before and after taxation and extraordinary items were both approximately RMB3,929,000 (or approximately HK$3,693,000). The decrease in such net losses for the year ended 31 December 2003 was mainly due to improved profit margins for its overall operations. SJQ's audited net assets as at 31 December 2003 amounted to a deficit of approximately RMB16,721,000 (or approximately HK$15,717,000).

SHAREHOLDING STRUCTURE OF SJQ

The table below sets out the shareholding structure of SJQ before and immediately after the Completion:

	Before Completion	**Immediately after Completion**
	Shareholding percentage	**Shareholding percentage**
CEC*	90.39%*	—
Purchaser	—	100.00%
Huayuan	9.61%	—
	100.00%	100.00%

(* *Note:* CEC is a 52.00% indirect non wholly-owned subsidiary of the Company and this 90.39% interest in SJQ represents such shareholding directly owned by CEC only and not the beneficial interest of approximately 47.00% indirectly owned by the Company prior to Completion)

REASONS FOR THE ACQUISITIONS

The Company is an investment holding company incorporated in Bermuda and the principal activities of the Group include (i) manufacturing and trading of industrial lubricant products and doors and timber products; (ii) specialised construction contracting for electrical and mechanical engineering projects and construction and environmental protection projects; and (iii) property development and leasing (in both the PRC and Hong Kong).

SJQ is one of a few joint venture companies in Shanghai, the PRC which are granted top grade certificates for both the design and installation of external walls for buildings in the PRC. After the Order made by the High Court of Hong Kong in putting CEC under liquidation, SJQ, whilst still a subsidiary of the Group, its financial accounts were no longer consolidated into the consolidated accounts of the Group given the liquidation status of its parent company, CEC.

Upon Completion, the Company will have acquired both board control and an equity interest of 100% in the registered capital of SJQ and as such, SJQ's financial accounts will, once again, be consolidated into the consolidated accounts of the Group.

The Board believes that the 1st and 2nd Acquisitions are in the interests of the Company and in line with the Group's overall business objective as they will (i) enable the Group to further expand its specialised construction contracting business in the PRC via SJQ in order to enhance the Group's overall profitability, after the Group has had a chance to improve the management of SJQ post Completion; and (ii) allow the Group to grasp the considerable business opportunities as presented by the construction market in the PRC including opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010.

FINANCIAL EFFECTS OF THE ACQUISITIONS

SJQ's audited net profit after taxation for the year ended 31 December 2001 was approximately RMB4,728,000 (or approximately HK$4,444,000). This level of profitability was not maintained for the subsequent two years ended 31 December 2003. The Board is of the view that SJQ's past mode of operation was partly responsible for such poor performance, namely the complication of financial support to SJQ as a non wholly-owned subsidiary of the Company and the co-management structure with minority shareholder. The Board is confident that following Completion, SJQ will be better managed and supported as a wholly-owned subsidiary and under the management of directors nominated by the Group, with a view to generating both profit and cash flow for the Group.

Net asset value effect

As at 31 December 2003, the audited consolidated net assets of the Group amounted to approximately HK$474.7 million. Based on the Unaudited Proforma Consolidated Statement Of Assets And Liabilities Of The Enlarged Group (as defined in Appendix II to this circular, after consolidating the balance sheet of SJQ on a pro forma basis), the pro forma consolidated and unaudited net assets of the Enlarged Group as at 31 December 2003 would be approximately HK$481.7 million, an increase of approximately 1.5%.

Earnings effect

The Group reported an audited consolidated net loss of approximately HK$35.7 million for the year ended 31 December 2003. For the reasons set out above under the section headed "REASONS FOR THE ACQUISITIONS", given the future prospects of SJQ in the PRC's construction market, in particular the considerable business opportunities arising from the Beijing Olympics 2008 and the Shanghai World Expo 2010, the Board is optimistic that the Acquisitions would benefit the overall results of the Enlarged Group going forward.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The principal activity of the Company is investment holding and the principal activities of the Company's principal subsidiaries are set out in the section above headed "REASONS FOR THE ACQUISITIONS".

For the year ended 31 December 2003, the audited consolidated turnover of the Group declined from approximately HK$332.2 million in year 2002 to approximately HK$160.9 million. The Group recorded an audited net loss of approximately HK$136.9 million and HK$35.7 million for the two years ended 31 December 2002 and 2003 respectively.

The decline in the Group's turnover for the year ended 31 December 2003 was mainly due to (i) the deconsolidation of two of the Group's subsidiaries, namely CEC and Condo Curtain Wall Company Limited, both were put under liquidation in 2003; and (ii) a decline in the overall turnover of the Group's other construction and engineering businesses. The decline in the Group's net loss was attributable to a combination of reasons, namely the successful stringent cost control measures introduced during 2003 and the gain on deconsolidation of the aforesaid two subsidiaries of the Group which were put under liquidation. For details, please refer to Appendix III to this circular.

On 15 October 2003, China Minmetals, through its indirect wholly-owned subsidiary June Glory, became the ultimate beneficial and controlling Shareholder of the Company. With more than fifty years of history, China Minmetals is a conglomerate and named as one of the State-owned pillar enterprises, which is under the direct management of the State-owned Assets Supervision and Administration Commission of the State Council.

Going forward, the Group will leverage on China Minmetals' background and use Hong Kong as its base to expand its core businesses into the PRC. The Group aims to focus on property development as its principal business which is to be supplemented by the specialised construction contracting business and with high technology investment as an ancillary business. The Group will continue to enhance its competitiveness through stringent cost controls at all levels of its operating subsidiaries so that the Group's operations as a whole will return to profitability and as a result, Shareholder value would be further enhanced.

SHAREHOLDERS' APPROVAL

The 1st Acquisition constitutes a major transaction under Chapter 14 of the Listing Rules as the revenue ratio of SJQ attributable to the 1st Acquisition is in excess of the 25% threshold as set out under rule 14.08 of the Listing Rules. The 2nd Acquisition, on a stand alone basis, does not constitute a major transaction under Chapter 14 of the Listing Rules. However, the Stock Exchange has aggregated the 2nd Acquisition and the 1st Acquisition as they involve the acquisition of an interest in one particular company pursuant to rules 14.22 and 14.23 of the Listing Rules. As such, each of the 1st and 2nd Acquisitions is subject to the approval of the Shareholders in a special general meeting of the Company. As far as the Directors are aware, no Shareholder is interested in each of the 1st and 2nd Acquisitions (other than its interest held in the Company) and therefore, no Shareholder is required to abstain from voting.

June Glory, being the controlling Shareholder holding 416,585,852 Shares, has given a written approval to the Company approving each of the 1st and 2nd Acquisitions. Therefore, the Company has applied to the Stock Exchange for a waiver in respect of the requirement to convene a special general meeting to approve each of the 1st and 2nd Sale and Purchase Agreements on the basis that written approvals have already been obtained from the controlling Shareholder. The Stock Exchange confirmed that such written Shareholder's approvals be accepted in lieu of a general meeting on 23 June 2004.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
On behalf of the Board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

The following is the text of a report, prepared for the purpose of incorporation in this circular, received from the reporting accountants of SJQ, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

25 June 2004

The Directors
ONFEM Holdings Limited
Shanghai Jin Qiao Condo Decoration Engineering Company Limited

Dear Sirs,

We set out below our report on the financial information relating to Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ") for inclusion in the circular of ONFEM Holdings Limited ("ONFEM Holdings") dated 25 June 2004 in connection with the proposed acquisitions of 90.39% and 9.61% equity interests in SJQ by Sino Wisdom Enterprises Limited, a wholly-owned subsidiary of ONFEM Holdings, pursuant to the sale and purchase agreements dated 2 June 2004 (the "1st Acquisition") and 10 June 2004 (the "2nd Acquisition") respectively, between Sino Wisdom Enterprises Limited, Condo Engineering (China) Limited (in liquidation) and the liquidators of Condo Engineering (China) Limited (in liquidation) in respect of the 1st Acquisition and Sino Wisdom Enterprises Limited and Shanghai Huayuan Aite Curtain Wall Company Limited in respect of the 2nd Acquisition.

SJQ was established in the People's Republic of China (the "PRC") on 5 August 1993 as a Sino-foreign cooperative joint venture with an operating period of 15 years extending to 2008. SJQ has adopted 31 December as its financial year-end date and its management accounts were prepared in accordance with relevant accounting principles and financial regulations applicable to the PRC enterprises ("PRC GAAP").

Audited accounts in accordance with PRC GAAP have been prepared for each of the three years ended 31 December 2001, 2002 and 2003 (the "Relevant Periods"). Auditors for the Relevant Periods were Deloitte Touche Tohmatsu, PricewaterhouseCoopers Zhong Tian CPAs Limited Company and Shanghai Dalong Certified Public Accountants for the years ended 31 December 2001, 2002 and 2003, respectively.

We have examined the audited accounts of SJQ for the Relevant Periods and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants.

The financial information as set out in sections I to III ("Financial Information") below has been prepared based on the audited accounts of SJQ and in accordance with accounting principles generally accepted in Hong Kong, after making such adjustments as are appropriate. The directors of SJQ are responsible for preparing these accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of SJQ are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of SJQ as at 31 December 2001, 2002 and 2003 and of the results and cash flows of SJQ for the Relevant Periods.

We draw attention to Section I note 2(a) to the accompanying Financial Information which explains that the accounts of SJQ have been prepared on the going concern basis on the assumption that, upon the completion of the 1st Acquisition, ONFEM Holdings will provide continued financial support to SJQ to meet its obligations as and when they fall due.

(I) ACCOUNTS

Profit and Loss Accounts

		Year ended 31 December		
		2003	2002	2001
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	3	114,901	46,049	94,894
Cost of sales		(95,278)	(56,115)	(67,627)
Gross profit/(loss)		19,623	(10,066)	27,267
Other revenues	3	992	1,904	598
Administrative expenses		(12,506)	(20,147)	(22,415)
Provision for amount due from an investor	4	(10,700)	—	—
Other income		163	558	782
Other operating expenses		(422)	(192)	(115)
Operating (loss)/ profit	5	(2,850)	(27,943)	6,117
Finance costs	6	(1,079)	(764)	(1,111)
(Loss)/profit before taxation		(3,929)	(28,707)	5,006
Taxation	7	—	—	(278)
(Loss)/profit for the year		(3,929)	(28,707)	4,728
Dividend	8	—	—	—

Balance Sheets

		As at 31 December		
		2003	**2002**	**2001**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	*11*	—	—	2,793
Retention receivables		401	5,482	1,304
		401	5,482	4,097
Current assets				
Amounts due from investors	*12*	12,442	25,801	22,819
Trade and other receivables	*13*	30,064	12,123	31,182
Gross amounts due from customers for contract work	*14*	7,856	2,666	1,693
Cash and bank deposits	*15*	2,908	14,576	8,831
		53,270	55,166	64,525
Current liabilities				
Amount due to intermediate holding company	*16*	—	17,784	—
Amount due to a fellow subsidiary	*16*	—	7,217	8,053
Amount due to an investor	*12*	2,700	2,420	—
Trade and other payables	*17*	56,445	34,313	22,452
Gross amounts due to customers for contract work	*14*	1,247	1,706	3,924
Taxation payable		—	—	278
Short-term borrowings	*18*	10,000	10,000	18,000
		70,392	73,440	52,707
Net current (liabilities)/assets		(17,122)	(18,274)	11,818
Total assets less current liabilities		(16,721)	(12,792)	15,915
Financed by:				
Capital — issued and fully paid		14,770	14,770	14,770
Reserves	*19*	(31,491)	(27,562)	1,145
(Capital deficiencies)/investors' funds		(16,721)	(12,792)	15,915

Statements of Changes in Equity

	Year ended 31 December		
	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
Total equity as at 1 January	(12,792)	15,915	11,187
(Loss)/profit for the year	(3,929)	(28,707)	4,728
Total equity as at 31 December	(16,721)	(12,792)	15,915

Cash Flow Statements

	Note	Year ended 31 December 2003 RMB'000	2002 RMB'000	2001 RMB'000
Cash flows from operating activities				
Cash generated from/ (used in) operations	21(a)	834	(4,531)	13,582
Interest paid		(1,079)	(764)	(1,111)
PRC income tax paid		—	(278)	—
Net cash (used in)/generated from operating activities		(245)	(5,573)	12,471
Cash flows from investing activities				
Purchase of fixed assets		(707)	(80)	(690)
Proceeds from disposal of fixed assets		65	—	170
Interest received		108	30	198
Net cash used in investing activities		(534)	(50)	(322)
Cash flows from financing activities	21(b)			
New bank borrowings		—	22,000	57,000
Repayment of bank borrowings		—	(30,000)	(64,000)
New borrowings from intermediate holding company		32,640	17,784	—
Repayment of borrowings from intermediate holding company		(43,809)	—	—
Decrease in amount due to a fellow subsidiary		—	(836)	(42)
Increase in amount due to an investor		280	2,420	—
Net cash (used in)/generated from financing activities		(10,889)	11,368	(7,042)
(Decrease)/increase in cash and cash equivalents		(11,668)	5,745	5,107
Cash and cash equivalents at 1 January		14,576	8,831	3,724
Cash and cash equivalents at 31 December	21(c)	2,908	14,576	8,831

(II) NOTES TO THE ACCOUNTS

1 Organisation and operations

Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ") was established in the People's Republic of China (the "PRC") on 5 August 1993 as a Sino-foreign cooperative joint venture by Condo Engineering (China) Limited (in liquidation) ("CEC"), a company incorporated in Hong Kong, and a PRC party with an operating period of 15 years extending to 2008. The PRC joint venture partner was subsequently changed to Shanghai Huayuan Aite Curtain Wall Company Limited ("Huayuan"), a company incorporated in the PRC.

At 31 December 2003, SJQ had a registered capital of US$2,040,000. Pursuant to a revised joint venture agreement entered into in October 1999, CEC contributed US$1,844,000, representing 90.39% of the registered capital of SJQ, whilst Huayuan contributed US$196,000, representing 9.61% of the registered capital of SJQ.

On 2 June 2004 and 10 June 2004, Sino Wisdom Enterprises Limited, a company incorporated in Hong Kong, signed sale and purchase agreements with CEC, the liquidators of CEC and Huayuan to acquire 90.39% and 9.61% equity interests in SJQ respectively.

The principal activities of SJQ are the trading, installation and design of aluminium window cases and curtain walls in the PRC.

2 Principal accounting policies

(a) Basis of preparation

The accounts of SJQ have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. They have been prepared under the historical cost convention.

For the year ended 31 December 2003, SJQ reported a loss of approximately RMB3,929,000. As at 31 December 2003, SJQ had a net working capital deficiency of approximately RMB17,122,000. Despite the above, the directors are of the opinion that SJQ will carry on as a going concern because ONFEM Holdings Limited, a company incorporated in Bermuda and intermediate holding company of Sino Wisdom Enterprises Limited, has agreed, subject to the completion of the acquisitions of SJQ, to provide continued financial support to SJQ to meet its obligations as and when they fall due. Accordingly, the financial statements have been prepared on the going concern basis.

(b) Revenue recognition

The accounting policy for contract revenue recognition is set out in Note 2(e).

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c) ***Fixed assets***

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

(i) *Depreciation*

Fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold improvements	Over the remaining period of the leases
Plant and machinery	20%
Furniture, fixtures and equipment	20%
Motor vehicles	20%

Major costs incurred in restoring the fixed assets to their normal working conditions are charged to profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(ii) *Impairment/gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) ***Trade and other receivables***

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(e) ***Construction contracts in progress***

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. SJQ uses the percentage of completion method to determine the appropriate amount of revenues and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenues, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit/loss recognised for each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(f) ***Cash and cash equivalents***

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(g) ***Deferred taxation***

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(h) ***Contingent liabilities and contingent assets***

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of SJQ. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of SJQ.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(i) ***Employee benefits***

(i) *Employee leave entitlements*

Employee entitlements to annual leave, sick leave and maternity or paternity leave, where applicable, are not recognised until the time of leave.

(ii) *Retirement obligations*

SJQ participates in defined contribution retirement scheme organised by the local government in the PRC. The local government undertakes to assume the retirement benefit obligations of all existing and future retired employees payable under the scheme. The retirement scheme is generally funded by payments from employees and by SJQ.

(j) ***Operating leases***

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(k) ***Borrowing costs***

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(l) ***Translation of foreign currencies***

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

(m) ***Segment reporting***

In accordance with SJQ's internal financial reporting, SJQ has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3 Turnover, revenue and segment information

	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Construction contracts	114,901	46,049	94,894
Other revenues			
Interest income from bank deposits	108	30	198
Others	884	1,874	400
	992	1,904	598
Total revenues	115,893	47,953	95,492

Segment information

No analysis of segmental information by business or geographical segments is presented as SJQ is solely engaged in the trading, installation and design of aluminium window cases and curtain walls in the PRC. All related assets of SJQ are located in the PRC.

4 **Provision for amount due from an investor**

This represents an amount due from CEC which was provided for as a result of CEC being put under liquidation pursuant to an Order made by the High Court of Hong Kong during the year ended 31 December 2003.

5 **Operating (loss)/profit**

Operating (loss)/profit is stated after charging/(crediting) the following:

	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
Operating lease rentals in respect of land and buildings	878	1,548	1,664
Auditors' remuneration	7	117	104
Exchange (gain)/loss, net	(131)	323	(6)
Gain on disposal of fixed assets	(65)	—	(127)
Depreciation on fixed assets	121	825	892
Impairment loss of fixed assets	586	2,048	—
Staff costs (excluding directors' emoluments) *(Note 9)*	3,196	3,481	3,996
Retirement scheme contributions, net of forfeited contributions	164	251	190
(Write-back of)/provision for bad and doubtful debts	(26)	4,982	5,805
Provision for gross amounts due from customers for contract work	4,744	—	—

6 **Finance costs**

	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
Bank borrowings			
Wholly repayable within five years	521	636	1,111
Loans from intermediate holding company			
Wholly repayable within five years	558	128	—
	1,079	764	1,111

7 **Taxation**

The amount of taxation charged to the profit and loss accounts represents:

	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
PRC income tax	—	—	278

SJQ is located and registered in Shanghai Pudong area and is subject to PRC income tax at a preferential rate of 15%.

The taxation on SJQ's (loss)/profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate of the PRC as follows:

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
(Loss)/profit before taxation	(3,929)	(28,707)	5,006
Calculated at a taxation rate of 15%	(589)	(4,306)	751
Utilisation of prior year unrecognised tax losses	—	—	(473)
Unrecognised tax losses	589	4,306	—
Taxation charge	—	—	278

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through the future taxable profits is probable. As at 31 December 2002 and 2003, SJQ had unrecognised tax losses of approximately RMB28,707,000 and RMB32,636,000, respectively to carry forward against future taxable income and these tax losses will expire within 5 years. There was no unrecognised tax loss as at 31 December 2001.

8 Dividend

No dividend was declared during the years ended 31 December 2001, 2002 and 2003 (the "Relevant Periods").

9 Staff costs

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Excluding directors' emoluments:			
Wages	3,032	3,230	3,806
Retirement scheme contributions	164	251	190
	3,196	3,481	3,996

10 Directors' and senior executives' emoluments

(a) Directors' emoluments

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Salaries and allowances	—	1,017	1,449

During the Relevant Periods, no emoluments were paid by SJQ to the directors as an inducement to join or as compensation for loss of office.

An analysis of the emoluments of the directors by number of directors and emoluments range is as follows:

	2003	2002	2001
Nil to RMB1,000,000	5	5	4
RMB1,000,001 — RMB1,500,000	—	—	1
	5	5	5

No directors have waived their emoluments in respect of their services to SJQ during the Relevant Periods.

(b) ***Five highest-paid individuals***

The five highest-paid individuals for the years ended 31 December 2001 and 2002 included 3 and 1 executive directors, respectively, whose emoluments are disclosed in (a) above. None of the five highest-paid individuals for the year ended 31 December 2003 was an executive director. Details of the emoluments of the other individuals are as follows:

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Salaries and allowances	459	308	163
Retirement scheme contributions	12	—	—
	471	308	163

The range of the emoluments of the other highest-paid individuals is as follows:

	2003	2002	2001
Nil to RMB1,000,000	5	4	2

During the Relevant Periods, no emoluments were paid by SJQ to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

11 Fixed assets

	Plant and machinery RMB'000	Furniture, fixtures and equipment RMB'000	Motor vehicles RMB'000	Total RMB'000
Cost				
At 1 January 2001	3,527	2,851	1,581	7,959
Additions	191	154	345	690
Disposals	—	—	(430)	(430)
At 31 December 2001	3,718	3,005	1,496	8,219
Accumulated depreciation and impairment losses				
At 1 January 2001	(2,046)	(1,813)	(1,062)	(4,921)
Charge for the year	(420)	(319)	(153)	(892)
Disposals	—	—	387	387
At 31 December 2001	(2,466)	(2,132)	(828)	(5,426)
Net book value				
At 31 December 2001	1,252	873	668	2,793
Cost				
At 1 January 2002	3,718	3,005	1,496	8,219
Additions	—	80	—	80
At 31 December 2002	3,718	3,085	1,496	8,299
Accumulated depreciation and impairment losses				
At 1 January 2002	(2,466)	(2,132)	(828)	(5,426)
Charge for the year	(418)	(244)	(163)	(825)
Write-down for impairment loss	(834)	(709)	(505)	(2,048)
At 31 December 2002	(3,718)	(3,085)	(1,496)	(8,299)
Net book value				
At 31 December 2002	—	—	—	—

	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost					
At 1 January 2003	—	3,718	3,085	1,496	8,299
Additions	630	6	71	—	707
Disposals	—	—	(115)	(481)	(596)
At 31 December 2003	630	3,724	3,041	1,015	8,410
Accumulated depreciation and impairment losses					
At 1 January 2003	—	(3,718)	(3,085)	(1,496)	(8,299)
Charge for the year	(115)	(1)	(5)	—	(121)
Disposals	—	—	115	481	596
Write-down for impairment loss	(515)	(5)	(66)	—	(586)
At 31 December 2003	(630)	(3,724)	(3,041)	(1,015)	(8,410)
Net book value					
At 31 December 2003	—	—	—	—	—

12 Amounts due from/(to) investors

The amounts due from/(to) investors are unsecured, non-interest bearing and have no fixed terms of repayment.

The information relating to the amounts due from investors, disclosed pursuant to Section 161B of Hong Kong Companies Ordinance, is as follows:

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
CEC			
Gross amount	23,142	25,801	14,934
Less: provision	(10,700)	—	—
	12,442	25,801	14,934
Huayuan	—	—	7,885
	12,442	25,801	22,819

Maximum amounts due from investors during the Relevant Periods are as follows:

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
CEC	25,937	41,308	42,130
Huayuan	3,538	7,959	12,350

13 Trade and other receivables

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Trade and contract receivables, net *(a)*	23,832	6,945	28,166
Retention receivables *(Note 14)*	5,872	3,918	1,761
Deposits	211	508	558
Prepayments	—	157	—
Others	149	595	697
	30,064	12,123	31,182

(a) The aging analysis of net trade and contract receivables is as follows:

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
0 — 30 days	24,290	1,720	3,524
31 — 60 days	—	—	7,058
61 — 90 days	—	—	489
Over 90 days	526	7,903	17,095
	24,816	9,623	28,166
Less: Provision for bad and doubtful debts	(984)	(2,678)	—
	23,832	6,945	28,166

No credit period is normally granted to customers.

14 Construction contracts in progress

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Contract costs incurred plus attributable profits less foreseeable losses to date	99,887	26,011	62,577
Less: Progress billings to date	(93,278)	(25,051)	(64,808)
	6,609	960	(2,231)
Included in current assets/(liabilities) under the following captions:			
Gross amounts due from customers for contract work	7,856	2,666	1,693
Gross amounts due to customers for contract work	(1,247)	(1,706)	(3,924)
	6,609	960	(2,231)

At 31 December 2001, 2002 and 2003, retentions held by customers for contract work included in trade and other receivables of SJQ amounted to approximately RMB1,761,000, RMB3,918,000 and RMB5,872,000, respectively.

15 Cash and bank deposits

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Deposits with banks	2,886	14,574	8,830
Cash on hand	22	2	1
	2,908	14,576	8,831

16 Amounts due to intermediate holding company and a fellow subsidiary

At 31 December 2002, the amounts due to intermediate holding company were unsecured, bore interest at rates ranging from 4.75% to 6.25% per annum and had no fixed terms of repayment. The amount due to a fellow subsidiary was unsecured, non-interest bearing and had no fixed terms of repayment.

17 Trade and other payables

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Trade and contract payables *(a)*	37,651	30,681	19,685
Retention payables	1,267	416	—
Other taxes payables	1,420	393	65
Others	16,107	2,823	2,702
	56,445	34,313	22,452

(a) The aging analysis of trade and contract payables is as follows:

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
0 — 30 days	25,956	11,667	3,712
31 — 60 days	2,163	39	3,892
61 — 90 days	381	—	1,376
Over 90 days	9,151	18,975	10,705
	37,651	30,681	19,685

18 Short-term borrowings

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
Bank borrowings	10,000	10,000	18,000

Bank borrowings are secured by pledges of certain cash deposits of ONFEM Holdings Limited.

19 Reserves

	Capital reserve	Retained profits/ (accumulated losses)	Total
	RMB'000	*RMB'000*	*RMB'000*
At 1 January 2001	790	(4,373)	(3,583)
Profit for the year	—	4,728	4,728
At 31 December 2001	790	355	1,145
Loss for the year	—	(28,707)	(28,707)
At 31 December 2002	790	(28,352)	(27,562)
Loss for the year	—	(3,929)	(3,929)
At 31 December 2003	790	(32,281)	(31,491)

Capital reserve includes additional capital contributed and exchange differences arising from the injection of foreign currency denominated capital.

20 Retirement obligations

As stipulated by rules and regulations in the PRC, SJQ contributes to a state-sponsored retirement scheme for its employees in the PRC as determined by the local government, which is a defined contribution scheme. SJQ is required to contribute to the scheme at a rate of 22.5% of the basic salary of the PRC employees in addition to contributions by employees at 6% of the basic salary as specified by the local government. SJQ has no further obligations for the actual payment of the retirement or post-retirement benefits beyond the annual contributions.

21 Notes to the cash flow statements

(a) Reconciliation of (loss)/profit before taxation to cash generated from/(used in) operations

	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*
(Loss)/profit before taxation	(3,929)	(28,707)	5,006
Interest income	(108)	(30)	(198)
Interest expense	1,079	764	1,111
Depreciation	121	825	892
Impairment loss of fixed assets	586	2,048	—
Gain on disposal of fixed assets	(65)	—	(127)
(Write-back of)/provision for bad and doubtful debts	(26)	4,982	5,805
Provision for gross amounts due from customers for contract work	4,744	—	—
Provision for amount due from an investor	10,700	—	—
Operating profit/(loss) before working capital changes	13,102	(20,118)	12,489
Decrease/(increase) in retention receivables	5,081	(4,178)	(1,304)
Decrease/(increase) in amounts due from investors	2,659	(2,982)	883
(Increase)/decrease in trade and other receivables	(17,915)	14,077	(7,560)
(Increase)/decrease in gross amounts due from/(to) customers for contract work, net	(10,393)	(3,191)	11,338
Increase/(decrease) in trade and other payables	8,300	11,861	(2,264)
Cash generated from/(used in) operations	834	(4,531)	13,582

(b) ***Analysis of changes in financing during the Relevant Periods***

	Amount due to intermediate holding company *RMB'000*	Amount due to a fellow subsidiary *RMB'000*	Amount due to an investor *RMB'000*	Short-term borrowings *RMB'000*
At 1 January 2001	—	8,095	—	25,000
New borrowings	—	—	—	57,000
Repayment of borrowings	—	—	—	(64,000)
Net movements during the year	—	(42)	—	—
At 31 December 2001	—	8,053	—	18,000
New borrowings	17,784	—	—	22,000
Repayment of borrowings	—	—	—	(30,000)
Net movements during the year	—	(836)	2,420	—
At 31 December 2002	17,784	7,217	2,420	10,000
New borrowings	32,640	—	—	—
Repayment of borrowings	(43,809)	—	—	—
Net movements during the year	—	—	280	—
Reclassification to trade and other payables	(6,615)	(7,217)	—	—
At 31 December 2003	—	—	2,700	10,000

(c) ***Cash and cash equivalents***

	2003 *RMB'000*	2002 *RMB'000*	2001 *RMB'000*
Cash and bank deposits	2,908	14,576	8,831

22 Operating lease commitments

As at 31 December 2001, 2002 and 2003, SJQ had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2003 *RMB'000*	2002 *RMB'000*	2001 *RMB'000*
Total future minimum lease payments payable:			
Within one year	637	761	1,763
After one year but within five years	1,915	2,519	—
	2,552	3,280	1,763

23 Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

SJQ had the following material transactions with related parties which were carried out in the ordinary and normal course of business of SJQ at terms mutually agreed between both parties:

	2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*
Subcontracting charges for contract work to CEC	80	256	5,612
Management service fees to CEC	700	2,149	2,833
Interest expense to intermediate holding company	558	128	—

(III) SUBSEQUENT ACCOUNTS

No audited accounts have been prepared for SJQ in respect of any period subsequent to 31 December 2003.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

A. UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP AFTER COMPLETION

Set out below is the letter from PricewaterhouseCoopers, the auditors of the Company, in respect of the unaudited proforma consolidated statement of assets and liabilities of the Enlarged Group after completion as set out in this Appendix.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

25 June 2004

The Directors
ONFEM Holdings Limited

Dear Sirs,

We report on the unaudited proforma consolidated statement of assets and liabilities (the "Unaudited Proforma Financial Information") of ONFEM Holdings Limited and its subsidiaries (the "Group") and Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ") (hereinafter collectively referred to as the "Enlarged Group") set out on pages 38 to 39 in Appendix II of this circular dated 25 June 2004 (the "Circular") in connection with the proposed acquisitions of 90.39% and 9.61% equity interest in SJQ by Sino Wisdom Enterprises Limited, a wholly-owned subsidiary of ONFEM Holdings Limited (the "Company"), pursuant to the sale and purchase agreements dated 2 June 2004 between Sino Wisdom Enterprises Limited, Condo Engineering (China) Limited (in liquidation) and the liquidators of Condo Engineering (China) Limtied (in liquidation) in respect of the 1st Acquisition, and dated 10 June 2004 between Sino Wisdom Enterprises Limited and Shanghai Huayuan Aite Curtain Wall Company Limited in respect of the 2nd Acquisition. The Unaudited Proforma Financial Information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the 1st Acquisition and 2nd Acquisition might have affected the relevant financial information of the Enlarged Group as at 31 December 2003.

RESPONSIBILITIES

It is the responsibility solely of the Directors of the Company to prepare the Unaudited Proforma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the Unaudited Proforma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Proforma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on proforma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Proforma Financial Information with the Directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and accordingly, we do not express any such assurance on the Unaudited Proforma Financial Information.

The Unaudited Proforma Financial Information has been prepared on the bases set out on pages 38 to 39 of the Circular for illustrative purpose only and, because of its nature, it may not be indicative of the financial position of the Enlarged Group at any future date.

OPINION

In our opinion:

(a) the Unaudited Proforma Financial Information has been properly compiled by the Directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Proforma Financial Information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following table is an illustrative and unaudited proforma consolidated statement of assets and liabilities of the Group and SJQ (the "Enlarged Group") as at 31 December 2003 which has been prepared on the basis set out below for the purpose of illustration as if Completion had taken place on 31 December 2003.

The unaudited proforma consolidated statement of assets and liabilities is based on the audited consolidated balance sheet of the Group as at 31 December 2003 as extracted from the Group's annual report for the year ended 31 December 2003, and the audited balance sheet of SJQ as at 31 December 2003 as extracted from the accountants' report on SJQ set out in Appendix I to this Circular.

The unaudited proforma consolidated statement of assets and liabilities is prepared to provide the unaudited proforma financial information on the Enlarged Group as a result of Completion. As it has been prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group at any future date.

	The Group	SJQ (*Note 1*)	Pro forma adjustments		Pro forma consolidation adjustments		Pro forma consolidated Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*Note*	*HK$'000*	*Note*	*HK$'000*
Non-current assets							
Goodwill	—	—			20,817	*4*	20,817
Fixed assets	220,479	—					220,479
Investment in a subsidiary	—	—	5,100	*2*	(5,100)	*4*	—
Non-trading securities	28,440	—					28,440
Deferred tax assets	932	—					932
Retention receivables	607	377					984
Other assets	1,738	—					1,738
	252,196	377					273,390
Current assets							
Inventories	218,475	—					218,475
Amount due from a fellow subsidiary	1	—					1
Amount due from an investor	—	11,695					11,695
Amounts due from minority investors	37	—					37
Trade and other receivables	48,392	28,261			(6,043)	*3*	70,610
Gross amounts due from customers for contract work	3,261	7,384					10,645
Trading securities	2,142	—					2,142
Pledged deposits	53,210	—					53,210
Cash and bank deposits	199,288	2,734	(5,100)	*2*			196,922
	524,806	50,074					563,737

	The Group	SJQ *(Note 1)*	Pro forma adjustments		Pro forma consolidation adjustments		Pro forma consolidated Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*Note*	*HK$'000*	*Note*	*HK$'000*
Current liabilities							
Amounts due to minority investors	9,571	2,538					12,109
Trade and other payables	135,865	53,058			(13,002)	*3*	175,921
Gross amounts due to customers for contract work	16,363	1,172					17,535
Taxation payable	32,005	—					32,005
Short-term borrowings	71,304	9,400					80,704
	265,108	66,168					318,274
Net current assets/(liabilities)	259,698	(16,094)					245,463
Total assets less current liabilities	511,894	(15,717)					518,853
Non-current liabilities							
Amounts due to minority investors	3,741	—					3,741
Other liabilities	2,668	—					2,668
	6,409	—					6,409
Minority interests	30,778	—					30,778
Net assets	474,707	(15,717)					481,666
Shareholders' equity/ (capital deficiencies)	474,707	(15,717)			22,676	*3,4*	481,666

Notes:

1 The statement of assets and liabilities of SJQ as at 31 December 2003, which adopted Renminbi as its reporting currency, was translated into Hong Kong dollars using the closing rate ruling at the balance sheet date.

2 The adjustment reflects the payment of approximately HK$5,100,000 for the acquisitions of the entire interest in the registered capital of SJQ.

3 The adjustments refer to the elimination of the balances between the Group and SJQ.

4 The pro forma consolidation adjustments reflect the elimination of the Group's investment in SJQ, the capital and reserves of SJQ, and goodwill arising from the acquisitions of SJQ.

B. INDEBTEDNESS

Borrowings

As at the close of business on 30 April 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Enlarged Group had aggregate outstanding borrowings of approximately HK$97,717,000, comprising bank overdrafts of approximately HK$38,735,000, trust receipt bank loans of approximately HK$3,223,000, short-term loans from financial institutions of approximately HK$36,335,000, outstanding obligation under a finance lease of approximately HK$9,000, amounts due to minority investors of approximately HK$5,582,000, other payables to a former minority investor of approximately HK$12,141,000 and other payable to a third party of approximately HK$1,692,000.

Save as set out above, the Group does not have any other debt securities issued or authorised or otherwise created but unissued, and term loans which are either guaranteed, unguaranteed, secured and/or unsecured.

Contingent liabilities

As at the close of business on 30 April 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, there were contingent liabilities in respect of the following:

The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$54,900,000.

The Enlarged Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Enlarged Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Enlarged Group.

Save as aforesaid and apart from intra-group liabilities and trade payables, the Enlarged Group at the close of business on 30 April 2004 did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debts securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptable credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Securities and charges

As at 30 April 2004, the Enlarged Group's aggregate banking facilities were approximately HK$91,596,000, which were secured by pledged fixed deposits of approximately HK$53,210,000, an investment property with carrying amount of approximately HK$195,000,000 of the Enlarged Group and corporate guarantees provided by the Company of approximately HK$54,900,000.

A. AUDITED FINANCIAL INFORMATION OF THE GROUP

The following is a summary of the audited consolidated profit and loss accounts of the Group prepared under accounting principles generally accepted in Hong Kong for the three years ended 31 December 2001, 2002 and 2003, as extracted from the annual reports of the Company for the years ended 31 December 2002 and 2003.

	Year ended 31 December		
	2003	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	160,941	332,168	315,580
Cost of sales	(122,140)	(318,831)	(297,006)
Gross profit	38,801	13,337	18,574
Other revenues	4,501	8,755	26,881
Distribution costs	(11,432)	(4,718)	(3,837)
Administrative expenses	(78,832)	(123,049)	(205,717)
Other operating expenses	(4,593)	(3,835)	(1,823)
Provision for properties under development	(11,276)	—	—
Loss on revaluation of investment properties	(8,250)	(27,378)	(36,500)
Gain on partial waiver of certain payables	—	8,366	—
Gain on deconsolidation of subsidiaries	38,747	—	—
Provision for impairment in value of non-trading securities	—	—	(140,047)
Provision for loan to intermediate holding company	—	—	(23,803)
Provision for bad and doubtful debt — a sundry debtor	—	—	(20,000)
Reversal of provision for impairment in value of deposits on property	—	—	12,000
Gain on liquidation of a subsidiary	—	—	200
Operating loss	(32,334)	(128,522)	(374,072)
Finance costs	(4,860)	(7,703)	(8,731)
Loss before taxation	(37,194)	(136,225)	(382,803)
Taxation	(95)	(363)	(13,944)
Loss after taxation	(37,289)	(136,588)	(396,747)
Minority interests	1,550	(266)	23,013
Loss attributable to shareholders	(35,739)	(136,854)	(373,734)
Dividends	—	—	—
Basic loss per share *(HK cents)*	(4.63)	(17.72)	(48.40)

Set out below is the audited consolidated profit and loss accounts, consolidated balance sheets, consolidated statements of changes in equity, consolidated cash flow statements and notes to the accounts of the Group for the years ended 31 December 2002 and 2003 which are the reproduction of pages 47 to 104 of the 2003 annual report of the Company.

Consolidated Profit and Loss Account

For the year ended 31 December 2003

	Note	**2003** *HK$'000*	**2002** *HK$'000*
Turnover	*3*	160,941	332,168
Cost of sales		(122,140)	(318,831)
Gross profit		38,801	13,337
Other revenues	*3*	4,501	8,755
Distribution costs		(11,432)	(4,718)
Administrative expenses	*33(a)*	(78,832)	(123,049)
Other operating expenses		(4,593)	(3,835)
Provision for properties under development	*16*	(11,276)	—
Loss on revaluation of investment properties	*12(c)*	(8,250)	(27,378)
Gain on partial waiver of certain payables		—	8,366
Gain on deconsolidation of subsidiaries	*29(b)*	38,747	—
Operating loss	*4*	(32,334)	(128,522)
Finance costs	*5*	(4,860)	(7,703)
Loss before taxation		(37,194)	(136,225)
Taxation	*6*	(95)	(363)
Loss after taxation		(37,289)	(136,588)
Minority interests		1,550	(266)
Loss attributable to shareholders	*7*	(35,739)	(136,854)
Dividends	*8*	—	—
Basic loss per share *(HK cents)*	*9*	(4.63)	(17.72)

Consolidated Balance Sheet

As at 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
Non-current assets			
Fixed assets	12	220,479	235,752
Non-trading securities	14	28,440	16,560
Deferred tax assets	25	932	979
Retention receivables	19	607	3,488
Other assets	15	1,738	2,326
		252,196	259,105
Current assets			
Inventories	16	218,475	229,727
Amount due from a fellow subsidiary	33(b)	1	80
Amounts due from minority investors	17	37	1,898
Trade and other receivables	18	48,392	103,212
Gross amounts due from customers for contract work	19	3,261	13,055
Trading securities	20	2,142	20,643
Pledged deposits	30	53,210	101,604
Cash and bank deposits	21	199,288	210,640
		524,806	680,859
Current liabilities			
Amount due to intermediate holding company		—	3
Amounts due to minority investors	17	9,571	13,753
Trade and other payables	22	135,865	190,710
Gross amounts due to customers for contract work	19	16,363	27,347
Taxation payable		32,005	34,433
Short-term borrowings	23	71,304	134,364
		265,108	400,610
Net current assets		259,698	280,249
Total assets less current liabilities		511,894	539,354
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	397,489	421,840
Shareholders' funds		474,707	499,058
Minority interests		30,778	34,072
Non-current liabilities			
Long-term borrowings	24	—	58
Amounts due to minority investors	17	3,741	2,944
Other liabilities		2,668	3,222
		6,409	6,224
		511,894	539,354

Balance Sheet
As at 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
Non-current assets			
Investments in subsidiaries	13	406,688	420,225
Other assets	15	1,312	1,492
		408,000	421,717
Current assets			
Loans to subsidiaries	34	—	4,666
Other receivables	18	7,822	7,040
Pledged deposits	30	25,096	56,574
Cash and bank deposits	21	176,032	168,320
		208,950	236,600
Current liabilities			
Trade and other payables	22	57,328	100,257
Amount due to a fellow subsidiary		—	5
		57,328	100,262
Net current assets		151,622	136,338
Total assets less current liabilities		559,622	558,055
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	482,404	480,837
		559,622	558,055

Consolidated Statement of Changes in Equity
For the year ended 31 December 2003

	2003	2002
	HK$'000	*HK$'000*
Total equity as at 1 January	499,058	636,119
Surplus/(deficit) on revaluation of non-trading securities	11,880	(360)
Exchange differences arising on translation of the accounts of foreign subsidiaries	(492)	153
Net gain/(loss) not recognised in the profit and loss account	11,388	(207)
Loss for the year	(35,739)	(136,854)
Total equity as at 31 December	474,707	499,058

Consolidated Cash Flow Statement
For the year ended 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
Cash flows from operating activities			
Cash generated from operations	29(a)	31,440	17,250
Interest paid		(6,442)	(9,641)
Overseas tax paid		(738)	(37)
Net cash from operating activities		24,260	7,572
Cash flows from investing activities			
Purchase of fixed assets		(2,072)	(1,796)
Proceeds from disposal of fixed assets		833	434
Purchase of trading securities		(5,214)	—
Dividends received from listed investments		788	1,058
Proceeds from disposal of trading securities		29,536	18,590
Interest received		4,090	6,041
Deconsolidation of subsidiaries	29(c)	(3,530)	—
Net cash from investing activities		24,431	24,327
Cash flows from financing activities	29(d)		
New borrowings		3,600	3,416
Repayment of borrowings		(199)	(61,002)
Net cash from/(used in) financing activities		3,401	(57,586)
Increase/(decrease) in cash and cash equivalents		52,092	(25,687)
Effect of foreign exchange rate changes		—	191
Cash and cash equivalents at 1 January		110,155	135,651
Cash and cash equivalents at 31 December	29(e)	162,247	110,155

Notes to the Accounts

1. Organisation and Operations

ONFEM Holdings Limited (the "Company") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the accounts.

2. Principal Accounting Policies

(a) Basis of preparation

The accounts of the Company and its subsidiaries (the "Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

The change to the Group's accounting policies and the effect of adopting this new standard are set out below.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) ***Goodwill/negative goodwill***

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

(d) ***Revenue recognition***

The accounting policy for contract revenue recognition is set out in Note 2(i).

Revenue from the sales of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from the sales of completed properties is recognised when title to the properties has passed to the purchaser.

Income on the sales of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(e) ***Fixed assets***

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) *Other properties*

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

(iii) Other fixed assets

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

(iv) Depreciation

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% — 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% — 50%
Furniture, fixtures and equipment	10% — 25%
Motor vehicles	20% — 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(v) Impairment/gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings (accumulated losses) and is shown as a movement in reserves.

(f) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) *Trading securities*

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) Inventories

(i) *Manufacturing and trading*

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) *Properties under development, properties or land held for sale*

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(h) Trade and other receivables

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(i) Construction contracts in progress

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(j) *Cash and cash equivalents*

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment, bank overdrafts.

(k) *Provisions*

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which does not have material effect on the results of prior years. Accordingly, no prior year adjustment has been required.

(m) *Contingent liabilities and contingent assets*

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) ***Employee benefits***

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) *Pension obligations*

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee — administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

(iii) *Share options*

The Company maintains a share option scheme which share options could be granted to certain directors and eligible person. No compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

(o) ***Assets under leases***

(i) *Finance leases*

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) ***Borrowing costs***

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) ***Translation of foreign currencies***

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(r) ***Segment reporting***

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. Turnover, Revenue and Segment Information

The Group is principally engaged in construction and engineering contracting businesses, manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials, property leasing, property development and security investment and trading.

	2003	**2002**
	HK$'000	*HK$'000*
(a) ***Turnover***		
Construction and engineering contracts	86,056	250,272
Manufacturing and trading	57,797	62,591
Property leasing	10,826	10,472
Property development	—	7,421
Security investment and trading	6,262	1,412
	160,941	332,168

	2003	2002
	HK$'000	*HK$'000*

(b) ***Other revenues***

	2003 HK$'000	2002 HK$'000
Interest income from bank deposits	3,951	6,041
Interest income from loans to a deconsolidated subsidiary	139	—
Others	411	2,714
	4,501	8,755
Total revenue	165,442	340,923

(c) ***Primary reporting format — business segments***

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

Segment turnover and results

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Elimination		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue														
Sales to external customers	86,056	250,272	57,797	62,591	10,826	10,472	–	7,421	6,262	1,412	–	–	160,941	332,168
Inter-segment sales	–	–	1,139	19,516	–	–	–	–	–	–	(1,139)	(19,516)	–	–
	86,056	250,272	58,936	82,107	10,826	10,472	–	7,421	6,262	1,412	(1,139)	(19,516)	160,941	332,168
Result														
Segment result	(38,176)	(91,845)	(3,671)	(7,125)	(4,657)	(19,355)	(10,936)	8,674	6,300	2,590	–	–	(51,140)	(107,061)
Gain on deconsolidation of subsidiaries													38,747	–
Unallocated corporate expenses, net													(19,941)	(21,461)
Operating loss													(32,334)	(128,522)
Finance costs													(4,860)	(7,703)
Taxation													(95)	(363)
Minority interests													1,550	(266)
Loss attributable to shareholders													(35,739)	(136,854)

Segment balance sheet and other segment information

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment balance sheet												
Segment assets	30,015	146,763	27,925	25,514	208,515	217,542	212,179	226,073	32,296	43,468	510,930	659,360
Unallocated corporate assets											266,072	280,604
Total assets											777,002	939,964
Segment liabilities	*92,641*	*167,065*	*10,353*	*10,938*	3,484	6,249	35,144	34,315	–	1	141,622	218,568
Unallocated corporate liabilities											129,895	188,266
Total liabilities											271,517	406,834
Other information												
Capital expenditure incurred during the year	633	503	1,039	938	57	56	145	63	–	–		
Depreciation	874	2,026	1,992	2,006	46	246	229	–	3	3		
Impairment loss recognised in the profit and loss account	546	8.349	477	–	–	–	–	–	–	–		
Impairment loss recognised directly charged to equity	–	–	–	–	–	–	–	–	–	360		
Non-cash expenses/ (income) other than depreciation	3,403	10,575	3,715	570	8,488	27,468	11,276	–	(347)	(1,319)		

(d) Secondary reporting format — geographical segments

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau and the People's Republic of China (other than Hong Kong and Macau) (the "PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau:	construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading
The PRC:	construction and engineering contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers. Segment assets and capital expenditure are based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Australia		Southeast Asian countries		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	98,446	193,797	62,213	130,530	—	7,421	282	420	160,941	332,168
Segment assets	285,199	376,425	225,699	275,510	32	7,425	—	—	510,930	659,360
Capital expenditure	1,096	802	976	994	—	—	—	—	2,072	1,796

4. Operating Loss

Operating loss is stated after charging/(crediting) the following:

	2003 *HK$'000*	2002 *HK$'000*
Gross rental and management fee income from investment properties	(10,826)	(10,472)
Less: Outgoings	2,039	1,964
	(8,787)	(8,508)
Cost of inventories sold	24,640	38,743
Pension scheme contributions, net of forfeited contributions	1,587	1,358
Operating leases in respect of land and buildings	4,117	4,751
Less: Amount capitalised in properties under development	(175)	(241)
	3,942	4,510
Auditors' remuneration	1,850	2,200
Exchange gain, net	(9,146)	(3,413)
Loss/(gain) on disposal of fixed assets	108	(959)
Impairment loss of fixed assets	1,282	9,394
Depreciation on		
Owned fixed assets	3,447	4,703
Leased fixed assets	49	143
	3,496	4,846
Less: Amount capitalised in properties under development	(175)	(146)
	3,321	4,700
Gain on disposal of machinery held for sale	(1,420)	—
Staff costs *(excluding Directors' emoluments, see Note 10)*	36,847	57,059
Provision for inventory obsolescence and net realisable value	1,878	1,171
Provision for bad and doubtful debts *(a)*	2,000	7,031
Provision for gross amounts due from customers for contract work	1,573	347
Provision for impairment in value of other assets	525	—
Unrealised gain on revaluation of trading securities	(347)	(1,319)

(a) An amount of approximately HK$2,162,000, being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG**"), a former intermediate holding company of the Company, is eliminated against the provision for bad and doubtful debts. The said amount was received during the year from the liquidators of CNMG as the first interim dividend to the unsecured creditors of CNMG.

5. Finance Costs

	2003	2002
	HK$'000	*HK$'000*
Bank loans and overdrafts		
Wholly repayable within five years	6,197	9,450
Not wholly repayable within five years	—	126
Loans from minority investors	224	40
Wholly repayable within five years		
Finance leases	21	25
	6,442	9,641
Less: Borrowing costs capitalised in properties under development *(a)*	(1,582)	(1,938)
	4,860	7,703

(a) Borrowing costs were capitalised at a rate of 5.31% (2002: rates ranging from 5.04% to 6.44%) per annum.

6. Taxation

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2002: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2003	2002
	HK$'000	*HK$'000*
Hong Kong profits tax		
Over-provision in prior years	(109)	(338)
Overseas taxation	157	1,680
Deferred taxation relating to the reversal/(origination) of temporary differences *(see Note 25)*	47	(979)
Taxation charge	95	363

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2003 *HK$'000*	2002 *HK$'000*
Loss before taxation	(37,194)	(136,225)
Calculated at a taxation rate of 17.5% (2002: 16%)	(6,509)	(21,796)
Effect of different taxation rates in other countries	3,507	3,224
Income not subject to taxation	(38,303)	(26,454)
Expenses not deductible for taxation purposes	32,934	26,290
Unrecognised tax losses	8,557	19,099
Increase in net deferred tax assets arising from an increase in taxation rate	(91)	—
Taxation charge	95	363

7. Loss Attributable to Shareholders

Consolidated loss attributable to shareholders includes a profit of approximately HK$1,567,000 (2002: loss of HK$95,633,000) which has been dealt with in the accounts of the Company.

8. Dividends

The Directors do not recommend the payment of a dividend for the year ended 31 December 2003 (2002: Nil).

9. Loss per Share

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately HK$35,739,000 (2002: HK$136,854,000) and the weighted average number of 772,181,783 shares (2002: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

10. Staff Costs

	2003 *HK$'000*	2002 *HK$'000*
Excluding Directors' remuneration:		
Wages	35,346	51,896
Unutilised annual leave	296	1,470
(Write-back of)/provision for long service payment	(322)	2,355
Pension costs — defined contribution plans	1,527	1,338
	36,847	57,059

11. Directors' and Senior Executives' Emoluments

(a) *Directors' emoluments*

The aggregate amount of emoluments payable to Directors of the Company during the year are as follows:

	2003	2002
	HK$'000	*HK$'000*
Executive Directors		
Fees	—	200
Salaries and allowances	5,314	5,639
Pension scheme contributions	60	20
Independent Non-executive Directors		
Fees	910	1,107
	6,284	6,966

During the year, no emoluments were paid by the Group to the Directors as an inducement to join or as compensation for loss of office.

An analysis of the emoluments of the Directors by number of Directors and emoluments range is as follows:

	2003	2002
Nil to HK$1,000,000	7	6
HK$1,000,001 — HK$1,500,000	2	—
HK$1,500,001 — HK$2,000,000	—	1
HK$2,000,001 — HK$2,500,000	1	1
	10	8

No Directors have waived their emoluments in respect of their services to the Group for the year (2002: Nil).

(b) *Five highest-paid individuals*

The five highest-paid individuals included three (2002: two) Executive Directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other two (2002: three) individuals are as follows:

	2003	2002
	HK$'000	*HK$'000*
Salaries and allowances	2,964	5,560
Pension scheme contributions	214	321
	3,178	5,881

The range of the emoluments of the other two (2002: three) highest-paid individuals is as follows:

	2003	2002
Nil to HK$1,000,000	—	—
HK$1,000,001 — HK$1,500,000	—	1
HK$1,500,001 — HK$2,000,000	2	1
HK$2,000,001 — HK$2,500,000	—	—
HK$2,500,001 — HK$3,000,000	—	—
HK$3,000,001 or above	—	1
	2	3

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

12. Fixed Assets

(a) The Group's movements in fixed assets during the year are as follows:

	Investment properties *HK$'000*	Land and buildings *HK$'000*	Leasehold improvements *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
Cost or valuation							
At 1 January 2003	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Additions	—	—	713	405	534	420	2,072
Revaluation deficit	(8,250)	—	—	—	—	—	(8,250)
Effect on deconsolidation of subsidiaries *(see Note 29(b))*	—	(10,773)	(2,545)	(5,097)	(6,569)	(1,890)	(26,874)
Disposals	—	(2,364)	(35)	(39)	(286)	(79)	(2,803)
At 31 December 2003	206,510	10,985	9,334	10,956	11,311	5,856	254,952
Analysis of cost or valuation is as follows:							
At cost	—	10,985	9,334	10,956	11,311	5,856	48,442
At professional valuation — 2003	206,510	—	—	—	—	—	206,510
	206,510	10,985	9,334	10,956	11,31!	5,856	254,952
Accumulated depreciation and impairment losses							
At 1 January 2003	—	11,068	9,224	12,802	15,837	6,124	55,055
Charge for the year	—	149	1,385	829	571	562	3,496
Write-down for impairment loss	—	1,072	79	—	131	—	1,282
Effect on deconsolidation of subsidiaries *(see Note 29(b))*	—	(7,397)	(2,545)	(5,097)	(6,569)	(1,890)	(23,498)
Disposals	—	(1,627)	(35)	(4)	(182)	(14)	(1,862)
At 31 December 2003	—	3,265	8,108	8,530	9,788	4,782	34,473
Net book value							
At 31 December 2003	206,510	7,720	1,226	2,426	1,523	1,074	220,479
At 31 December 2002	214,760	13,054	1,977	2,885	1,795	1,281	235,752

(b) The carrying amounts of investment properties and land and buildings are analysed as follows:

	Investment properties		Land and buildings	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
In Hong Kong				
Long-term leases (over 50 years)	202,930	210,900	2,970	3,530
Medium-term leases (10-50 years)	—	—	—	4,172
In the PRC				
Long-term leases (over 50 years)	3,580	3,860	—	—
Medium-term leases (10-50 years)	—	—	4,750	5,352
	206,510	214,760	7,720	13,054

(c) The investment properties were revalued at 31 December 2003 by independent firms of surveyors, FPDSavills (Hong Kong) Limited and Dudley Surveyors Limited, on an open market value basis. Revaluation deficit of approximately HK$8,250,000 (2002: HK$27,378,000) has been charged to the profit and loss account.

(d) An investment property with carrying amount of approximately HK$195,000,000 (2002: HK$206,422,000) is mortgaged as collateral for the Group's banking facilities *(see Note 30)*.

13. Investments in Subsidiaries

	Company	
	2003	**2002**
	HK$'000	*HK$'000*
Unlisted shares, at cost	695,296	695,296
Less: Provision for impairment in value	(695,296)	(695,296)
	—	—
Loans to subsidiaries *(a)*	49,725	100,141
Less: Provision for loans to subsidiaries	(45,726)	(99,802)
	3,999	339
Amounts due from subsidiaries *(b)*	917,145	931,941
Less: Provision for amounts due from subsidiaries	(514,456)	(512,055)
	402,689	419,886
	406,688	420,225

(a) Included in the loans to subsidiaries is a loan to a subsidiary of approximately HK$2,587,000 (2002: HK$3,627,000) which is non-interest bearing. The remaining balances bear interest at commercial lending rates. All balances are unsecured and repayable on demand.

(b) The amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.

(c) The following is a list of the principal subsidiaries at 31 December 2003:

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital *(i)*	Group's effective holding	Percentage of equity Directly held by the Company	Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	100	—	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	100	—	100	Property investment
Dongguan Bridgman Fire Doors Limited (ii)	PRC	RMB12,062,711	52	—	52	Manufacturing of fire doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	52	—	52	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	52	—	52	Investment holding
Fantasia Venture Limited	British Virgin Islands/PRC	1 share of US$1	100	—	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1each	100	—	100	Property investment
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	100	—	100	Securities trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	—	100	Property investment

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital *(i)*	Group's effective holding	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Jaeger Development Limited	British Virgin Islands	1 share of US$1	100	—	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	100	—	100	Manufacturing and trading of lubricant oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/Hong Kong and PRC	100 shares of US$1 each	100	—	100	Investment holding
Jaeger Trading (Overseas) Limited	Island of Nevis	2 shares of IR£1 each	100	—	100	Provision of agency and consultancy services
Karman Industries Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Securities trading
King Life Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Provision of financing for other group companies
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
ONFEM Company Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Investment holding
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	100	—	Provision of financing for other group companies
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	100	—	Investment holding
Pedviking Pty. Limited	Australia	250 shares of A$1 each	100	—	100	Property development
Polycrown Construction Engineering Limited *(iii)*	PRC	US$5,000,000	51	—	51	Electrical and mechanical engineering works

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital *(i)*	Group's effective holding	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Polycrown Engineering (Holdings) Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	51	—	51	Investment holding
Polycrown Engineering Limited	Hong Kong	1,000,000 shares of HK$0.01 each and 1,000,000 non-voting deferred shares of HK$1 each	51	—	51	Electrical and mechanical engineering works
Polycrown International Engineering Limited Inc.	Republic of Panama	500 shares	51	—	51	Trading, marketing and design
Rich Reward Limited	Samoa/Norway	1 share of US$1	100	—	100	Investment holding
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property management
Top Gain Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	—	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	100	—	100	Property investment
Wellstep Management Limited	British Virgin Islands/ Hong Kong	30,000 shares of US$1 each	52	—	52	Investment holding
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	100	—	100	Securities trading
Zhuhai (Oriental) Blue Horrison Properties Company Limited *(iv)*	PRC	RMB44,000,000	80	—	80	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2003.

(ii) Dongguan Bridgman Fire Doors Limited ("**Dongguan Bridgman**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005, of which Bridgman Fire Doors (H.K.) Limited, a 52% subsidiary

of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB60,000. Bridgman Fire Doors (H.K.) Limited is entitled to share all the profits/losses of Dongguan Bridgman after deducting the distribution to the Chinese joint venture partner.

(iii) Polycrown Construction Engineering Limited ("**Polycrown Construction**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 30 years extending to 2027, of which Polycrown Engineering Limited, a 51% subsidiary of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB300,000. Polycrown Engineering Limited is entitled to share all the profits/losses of Polycrown Construction after deducting the distribution to the Chinese joint venture partner.

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 8 years extending to 2007 *(see Note 36)*.

(d) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

14. Non-Trading Securities

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
Equity securities:		
Listed in Hong Kong, at fair value	28,440	16,560
Unlisted, at cost *(a)*	243,600	243,600
Less: Provision for impairment in value	(243,600)	(243,600)
	—	—
	28,440	16,560
Quoted market value of listed securities	28,440	16,560

(a) As at 31 December 2003, the Group held approximately 15.3% (2002: 15.3%) of the common stock of Greater Beijing Region Expressways Limited ("**GBRE**"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of the Hong Kong Special Administrative Region ("**HKSAR**") against Greater Beijing First Expressways Limited ("**GBFE**"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. A full provision on the original investment cost of GBRE of approximately HK$243,600,000 was made accordingly.

15. Other Assets

	Group		Company	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Transferrable debentures	1,312	1,492	1,312	1,492
Others	426	834	—	—
	1,738	2,326	1,312	1,492

16. Inventories

	Group	
	2003	2002
	HK$'000	*HK$'000*
Manufacturing and trading stocks *(a)*		
Raw materials	5,212	7,007
Work in progress	231	1,052
Finished goods	10,601	9,529
	16,044	17,588
Less: Provision for inventory obsolescence	(8,465)	(6,842)
	7,579	10,746
Properties under development — located in the PRC *(b)*	222,172	215,772
Less: Provision for net realisable value	(11,276)	—
	210,896	215,772
Properties held for sale	—	2,709
Machinery held for sale	—	4,713
Less: Provision for net realisable value	—	(4,213)
	—	500
	218,475	229,727

(a) Certain inventories are held under trust receipt loan arrangements *(see Note 30).*

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

17. Amounts Due from/to Minority Investors

The balances with the minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

18. Trade and Other Receivables

	Group		Company	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and contract receivables, net *(a)*	32,094	70,986	—	—
Retention receivables *(see Note 19)*	3,883	18,313	—	—
Deposits	1,529	7,820	910	6,335
Prepayments	1,002	1,260	462	221
Others	9,884	4,833	6,450	484
	48,392	103,212	7,822	7,040

(a) The aging analysis of trade and contract receivables is as follows:

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
0 — 30 days	28,233	44,804
31 — 60 days	5,715	12,435
61 — 90 days	5,559	5,045
Over 90 days	47,083	94,862
	86,590	157,146
Less: Provision for bad and doubtful debts	(54,496)	(86,160)
	32,094	70,986

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

19. Construction Contracts in Progress

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
Contract costs incurred plus attributable profits less foreseeable losses to date	609,171	1,211,952
Less: Progress billings to date	(622,273)	(1,226,244)
	(13,102)	(14,292)

Included in current assets/(liabilities) under the following captions:

Gross amounts due from customers for contract work	3,261	13,055
Gross amounts due to customers for contract work	(16,363)	(27,347)
	(13,102)	(14,292)

As at 31 December 2003, retentions held by customers for contract work included in non-current retention receivables and trade and other receivables of the Group under Note 18 amounted to approximately HK$607,000 (2002: HK$3,488,000) and HK$3,883,000 (2002: HK$18,313,000), respectively.

20. Trading Securities

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
At fair value:		
Equity securities listed in Hong Kong	2,142	7,738
Equity securities listed overseas	—	12,905
	2,142	20,643
Quoted market value of listed securities	2,142	20,643

21. Cash and Bank Deposits

	Group		Company	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks *(a)*	199,126	210,514	176,032	168,320
Cash on hand	162	126	—	—
	199,288	210,640	176,032	168,320

(a) As at 31 December 2002, included in deposits with banks was a net amount of approximately HK$7,017,000, which represented the sum of principal and interest of a bank deposit net of a provision of HK$4,700,000 for the irrecoverable portion, being frozen by a bank (the "Bank") due to a dispute with the Bank. On 14 August 2003, a deed of compromise was entered into between the Company and the Bank to settle the dispute and such net amount was subsequently released by the Bank to the Company on 22 August 2003.

22. Trade and Other Payables

	Group		Company	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade, bills and contract payables *(a)*	76,796	121,181	3,326	85
Retention payables	1,840	7,590	—	—
Accruals and payable for construction costs	28,756	33,061	3,924	3,355
Provisions *(b)*	17,176	7,028	50,078	96,817
Temporary receipts	165	5,016	—	—
Rental deposits received	1,131	1,557	—	—
Others	10,001	15,277	—	—
	135,865	190,710	57,328	100,257

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
0 — 30 days	6,894	28,893
31 — 60 days	1,394	2,085
61 — 90 days	1,124	2,182
Over 90 days	67,384	88,021
	76,796	121,181

(b) Provisions

	Group		
	Provision for a bank guarantee	**Provision in respect of contract work**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2003	—	7,028	7,028
Addition	10,148	—	10,148
At 31 December 2003	10,148	7,028	17,176

Provision for a bank guarantee related to a guarantee in respect of banking facilities extended to a subsidiary which was deconsolidated during the year *(see Note 29(b))*.

Provision in respect of contract work represents claims served against the Group by subcontractors and other third parties in respect of certain contract work.

	Company Provision for bank guarantees
	HK$'000
At 1 January 2003	96,817
Additions	9,358
Less: Amounts paid	(56,097)
At 31 December 2003	50,078

The amount represents provisions made for guarantees provided by the Company to various banks in respect of banking facilities extended to certain existing subsidiaries and a subsidiary which was deconsolidated during the year *(see Note 29(b))*.

23. Short-Term Borrowings

	Group 2003	Group 2002
	HK$'000	*HK$'000*
Bank overdrafts, secured	37,041	67,444
Trust receipt bank loans, secured	3,253	26,024
Bank loans, secured	26,455	26,526
Current portion of long-term borrowings *(see Note 24)*	28	11,050
Loan from a minority investor *(a)*	4,527	3,320
	71,304	134,364

(a) The balance is unsecured, bearing interest at 5.31% per annum and is repayable in next year.

24. Long-Term Borrowings

	Group 2003	Group 2002
	HK$'000	*HK$'000*
Bank loans, secured	—	10,881
Obligations under finance leases *(a)*	28	227
	28	11,108
Current portion of long-term borrowings *(see Note 23)*	(28)	(11,050)
	—	58

The analysis of the Group's long-term borrowings is as follows:

	Group 2003	Group 2002
	HK$'000	*HK$'000*
Bank loans		
Wholly repayable within one year	—	10,881
Obligations under finance leases		
Wholly repayable within five years	28	227
	28	11,108

(a) At 31 December 2003, the Group's finance lease liabilities were repayable as follows:

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
Within one year	35	192
In the second to fifth years	—	64
	35	256
Future finance charges on finance leases	(7)	(29)
Present value of finance lease liabilities	28	227
The analysis of the present value of finance lease liabilities is as follows:		
Within one year	28	169
In the second to fifth years	—	58
	28	227

25. Deferred Taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

The movement on the deferred tax assets in respect of tax losses during the year is as follows:

	Group	
	2003	**2002**
	HK$'000	*HK$'000*
At 1 January	979	—
Deferred taxation (charged)/credited to the profit and loss account *(see Note 6)*	(47)	979
At 31 December	932	979

Deferred income tax assets are recognised for tax loss carried forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2003, the Group had unrecognised tax losses in Hong Kong of approximately HK$359,717,000 (2002: HK$450,397,000) to carry forward against future taxable income; these tax losses have no expiry date. In addition, the Group had unrecognised tax losses in the PRC of approximately HK$16,489,000 as at 31 December 2003 (2002: HK$10,323,000); these tax losses will expire within 5 years.

26. Share Capital

	2003		2002	
	No. of Shares	Amount	No. of Shares	Amount
	'000	*HK$'000*	*'000*	*HK$'000*
Authorised:				
Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

(a) Share options

On 29 May 2003, the Company adopted a new share option scheme ("**New Scheme**"). No options have been granted under the New Scheme during the period from the date of its adoption to 31 December 2003. On the same day, the old share option scheme adopted by the Company on 30 September 1993 ("**Old Scheme**") was terminated. There were no outstanding options granted under the New Scheme and the Old Scheme as at 31 December 2003 and 31 December 2002.

1. Purpose of the New Scheme

To recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group whether in the past or in the future

2. Participants of the New Scheme

Any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group

3. Maximum number of shares

The maximum number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time

4. The period within which the shares must be taken up under an option

The Directors may in their absolute discretion determine the period during which an option may be exercised and notify each grantee, save that such period shall not be later than 10 years from the date on which the Directors make an offer of the option subject to the provisions for early termination thereof

5. The minimum period for which an option must be held before it can be exercised

Not applicable

6. *Time of acceptance and the amount payable on acceptance of the option*

The offer of an option made in accordance with the New Scheme may be accepted within 28 business days from the date of the offer and the amount payable on acceptance of the option is HK$10

7. *The basis of determining the subscription price*

The subscription price shall be determined by the Directors at the time of grant of the relevant option and shall not be less than the highest of:

(i) the closing price per share of the Company as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") on the date of the grant of the relevant option;

(ii) the amount equivalent to the average closing price per share of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the relevant option; and

(iii) the nominal value of a share of the Company

8. *The remaining life of the New Scheme*

The New Scheme was adopted on 29 May 2003 and will remain in force for a period of 10 years from the date of adoption

27. Reserves

(a) Group

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus	Capital redemption reserve	Investment revaluation reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2002	409,738	601,415	769	—	(453,021)	558,901
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	153	153
Deficit on revaluation of non-trading securities	—	—	—	(360)	—	(360)
Loss for the year	—	—	—	—	(136,854)	(136,854)
At 31 December 2002	409,738	601,415	769	(360)	(589,722)	421,840
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	(492)	(492)
Surplus on revaluation of non-trading securities	—	—	—	11,880	—	11,880
Loss for the year	—	—	—	—	(35,739)	(35,739)
At 31 December 2003	409,738	601,415	769	11,520	(625,953)	397,489

(b) *Company*

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus	Capital redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2002	409,738	575,220	769	(409,257)	576,470
Loss for the year	—	—	—	(95,633)	(95,633)
At 31 December 2002	409,738	575,220	769	(504,890)	480,837
Profit for the year	—	—	—	1,567	1,567
At 31 December 2003	409,738	575,220	769	(503,323)	482,404

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31 December 2003, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$72,666,000 (2002: HK$71,099,000).

28. Pension Obligations

The Group participates in a defined contribution pension scheme and a Mandatory Provident Fund (the "**MPF**") for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees (the "**Employees**") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 30% and 90% after completing three to nine years of service from the date of joining the Group.

With the introduction of the MPF, a defined contribution scheme managed by independent trustees, by the Government of the HKSAR on 1 December 2000, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees.

The Group's contributions are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling approximately HK$302,000 (2002: HK$519,000) were utilised during the year and there were no unutilised forfeited contributions available as at 31 December 2003.

As stipulated by rules and regulations in the PRC, the Group contributes to a state-sponsored retirement plan for its employees in the PRC as determined by the local government, which is a defined contribution plan. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary as specified by the local government, and the Group has no further obligations for the actual payment of the pensions or post-retirement benefits beyond the annual contributions.

29. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of loss before taxation to net cash generated from operations

	Note	2003 HK$'000	2002 HK$'000
Loss before taxation		(37,194)	(136,225)
Interest income		(4,090)	(6,041)
Interest expense		4,860	7,703
Depreciation		3,496	4,846
Loss on revaluation of investment properties		8,250	27,378
Impairment loss of fixed assets		1,282	9,394
Loss/(gain) on disposal of fixed assets		108	(959)
Gain on deconsolidation of subsidiaries	29(b)	(38,747)	—
Dividend income from listed investments		(788)	(1,058)
Provision for impairment in value of other assets		525	—
Provision for properties under development		11,276	—
Provision for inventory obsolescence and net realisable value		1,878	1,171
Provision for bad and doubtful debts		2,000	7,031
Provision for gross amounts due from customers for contract work		1,573	347
Realised gain on disposal of trading securities		(5,474)	(354)
Unrealised gain on revaluation of trading securities		(347)	(1,319)
Operating loss before working capital changes		(51,392)	(88,086)
Decrease/(increase) in retention receivables, non-current portion		2,881	(3,488)
Decrease/(increase) in other assets		63	(53)
(Increase)/decrease in inventories		(3,029)	20,695
Decrease/(increase) in amounts due from fellow subsidiaries		79	(39)
Decrease in amounts due from minority investors		—	5,478
Decrease in trade and other receivables		42,969	40,220
Decrease in gross amounts due from/to customers for contract work, net		1,626	15,608
Decrease in pledged deposits		35,936	30,994
Decrease in frozen deposits		7,017	28,983
Decrease in amount due to intermediate holding company		(3)	(3)
Increase in amounts due to minority investors		2,640	589
Decrease in trade and other payables		(6,045)	(34,289)
(Decrease)/increase in other liabilities		(554)	638
Exchange adjustments		(748)	3
Cash generated from operations		31,440	17,250

(b) Deconsolidation of subsidiaries

	Note	2003 HK$'000
Net liabilities at the date of deconsolidation		
Fixed assets		3,376
Properties held for sale		2,709
Trade and other receivables		9,851
Amounts due from minority investors		1,861
Pledged deposits		12,458
Cash and bank deposits		3,492
Amounts due to minority investors		(5,075)
Trade and other payables		(58,888)
Gross amounts due to customers for contract work		(4,389)
Taxation payable		(1,738)
Dividend payable		(1,836)
Short-term bank loans	*29(d)*	(10,754)
Bank overdrafts		(11,801)
Provision for bank guarantees		(60,734)
Settlement of liabilities for deconsolidated subsidiaries	*22(b)*	10,148
	29(c)	11,839
Gain on deconsolidation of subsidiaries	*29(a)*	(38,747)

On 8 September 2003, an adjourned hearing was held at the High Court of the HKSAR (the "**Court**") and winding-up orders against Condo Curtain Wall Company Limited ("**CCW**") and Condo Engineering (China) Limited ("**CEC**") both being 52%-owned subsidiaries of the Company, were made by the Court on the same date. Accordingly, the Company has not included CCW and CEC and their subsidiaries in its consolidated results since 8 September 2003, the date the orders came into force.

During the year, the Group settled certain bank borrowings totaling approximately HK$57,672,000 on behalf of CCW and CEC, of which HK$11,839,000 was settled subsequent to 8 September 2003. Such amounts were previously secured by certain assets of the Group. The Group made a further provision of approximately HK$10,148,000 for the amount of guarantee provided in respect of banking facilities extended to a deconsolidated subsidiary *(see Note 22(b))*.

The consolidated turnover and the net loss attributable to shareholders of the Group contributed by the subsidiaries deconsolidated for the year ended 31 December 2003 amounted to HK$10,586,000 and HK$7,881,000, respectively (2002: HK$11,114,000 and HK$43,640,000 respectively).

(c) Analysis of net outflow of cash and bank deposits in respect of the deconsolidation of subsidiaries

	Note	2003 HK$'000
Settlement of liabilities for deconsolidated subsidiaries	*29(b)*	(11,839)
Cash and cash equivalents deconsolidated		8,309
Net cash used		(3,530)

(d) Analysis of changes in financing during the year

	Short-term and long-term borrowings *(i)* *HK$'000*
At 1 January 2002	100,196
New borrowings	3,416
Repayment of borrowings	(61,002)
Transfer to amounts due to minority investors	(1,656)
At 31 December 2002	40,954
New borrowings	3,600
Repayment of finance lease obligations	(199)
Transfer from amounts due to minority investors	950
Exchange differences	(288)
Deconsolidation of subsidiaries *(see Note 29(b))*	(10,754)
At 31 December 2003	34,263

(i) As at 31 December 2003, short-term and long-term borrowings above exclude bank overdrafts.

(e) Cash and cash equivalents

	2003 *HK$'000*	**2002** *HK$'000*
Cash and bank deposits (excluding frozen deposits)	199,288	203,623
Bank overdrafts, secured	(37,041)	(67,444)
Trust receipt bank loans, secured	—	(26,024)
	162,247	110,155

30. Banking Facilities

The Group's aggregate banking facilities as at 31 December 2003 were approximately HK$81,256,000 (2002: HK$163,823,000) of which the unused facilities as at the same date amounted to approximately HK$13,146,000 (2002: HK$9,251,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$53,210,000 (2002: HK$101,604,000) and of the Company of approximately HK$25,096,000 (2002: HK$56,574,000);

(b) an investment property with carrying amount of approximately HK$195,000,000 (2002: HK$206,422,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

31. Commitments

(a) ***Capital commitments of the Group outstanding at 31 December 2003 were as follows:***

	2003	2002
	HK$'000	*HK$'000*
Contracted but not provided for		
— properties under development	145,814	142,385

At 31 December 2003, the Company did not have any outstanding capital commitments (2002: Nil).

(b) ***At 31 December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:***

	2003	2002
	HK$'000	*HK$'000*
Total future minimum lease payments payable:		
Within one year	2,823	3,182
After one year but within five years	3,299	6,149
After five years	3,772	4,587
	9,894	13,918

At 31 December 2003, the Company did not have any operating lease commitments (2002: Nil).

(c) ***The Group leases out investment properties under operating leases which generally run for a period of one to five years. None of the leases includes contingent rentals.***

At 31 December 2003, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2003	2002
	HK$'000	*HK$'000*
Not later than one year	9,621	10,043
Later than one year and not later than five years	8,828	8,786
	18,449	18,829

At 31 December 2003, the Company did not have any outstanding commitments for lease receipts (2002: Nil).

32. Contingent Liabilities

At 31 December 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank under a performance bond issued by the bank in respect of a construction contract of the Group, which amounted to approximately HK$1,356,000 (2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain existing subsidiaries amounted to approximately HK$54,900,000 (2002: HK$106,900,000). As at 31 December 2003, the Company had a total provision of approximately HK$39,930,000 (2002: HK$96,817,000) in respect of such corporate guarantees in the Company's accounts *(see Note 22(b))*.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

33. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The Group had the following material transactions with a related party, which were carried out on normal commercial terms and in the ordinary and normal course of business of the Group:

	2003	**2002**
	HK$'000	*HK$'000*
Sharing of administrative costs by intermediate holding company	—	626
Rental expenses paid to a fellow subsidiary	857	—

(b) The amount due from a fellow subsidiary is unsecured, non-interest bearing and has no fixed repayment terms.

34. Loans to Subsidiaries

	Company	
	2003	**2002**
	HK$'000	*HK$'000*
Loans to subsidiaries	2,544	18,489
Less: Provision for loans to subsidiaries	(2,544)	(13,823)
	—	4,666

The loans to subsidiaries are unsecured, bear interest at commercial lending rates and will become repayable in next year.

35. Ultimate Holding Company

The Directors consider the ultimate holding company to be China National Metals and Minerals Import and Export Corporation, a company incorporated in the PRC, which changed its name to China Minmetals Corporation on 18 January 2004.

36. Subsequent Events

On 8 January 2004, a wholly owned subsidiary of the Company entered into an agreement for the purchase of the remaining 20% equity interest in ZOBHP *(see Note 13(c)(iv))* for a consideration of approximately RMB12,859,000 (equivalent to approximately HK$11,895,000). The consideration of the acquisition was paid in full and ZOBHP has become a wholly owned subsidiary of the Company since 20 February 2004.

37. Approval of Accounts

The accounts were approved by the Board of Directors on 19 April 2004.

B. MATERIAL ADVERSE CHANGE

Save as set out in the Company's press announcement dated 16 June 2004, as at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2003, the date to which the latest published audited consolidated accounts of the Group were made up.

C. WORKING CAPITAL

The Directors are of the opinion that in the absence of unforeseen circumstances and after taking into account of the current cash balance and resources of the Group, the available banking facilities and the likely refinancing of certain Group's property assets, the Group has sufficient working capital for its present requirements.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. EXPERTS

The followings are the qualifications of the experts who have given opinion or advice contained in this circular:

Name	Qualifications
PricewaterhouseCoopers	Certified Public Accountants
Centurion	A deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO

PricewaterhouseCoopers and Centurion have each given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their letters, reports and/or summary of their opinions (as the case may be) and references to their names in the form and context in which they appear herein.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or are required,

pursuant to section 352 of the SFO, to be entered in the register referred to therein or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

(b) Directors' rights to acquire Shares

The following outstanding share options were granted to the Directors under the share option scheme of the Company adopted on 29 May 2003:

Name of Director	Date of acceptance of share options	Exercise period of share options	Exercise price of share options *HK$*	Number of share options outstanding at the Latest Practicable Date	Approximate percentage shareholding (%)
Lin Xizhong	16 March 2004	16 March 2004 to 15 March 2007	0.83	4,000,000	0.52
Wang Xingdong	16 March 2004	16 March 2004 to 15 March 2007	0.83	3,000,000	0.39
Yan Xichuan	16 March 2004	16 March 2004 to 15 March 2007	0.83	2,000,000	0.26
Qian Wenchao	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000	0.19
He Xiaoli	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000	0.19

(c) As at the Latest Practicable Date, none of the Directors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

(d) As at the Latest Practicable Date, (i) none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation; (ii) the aggregate of the remuneration payable to and benefits in kind receivable by the Directors would not be varied in any way in consequence of the 1st and 2nd Acquisitions.

(e) As at the Latest Practicable Date, none of Centurion or PricewaterhouseCoopers had any shareholding in any member of the Group and neither of them had any right or option to subscribe for or nominate persons to subscribe for shares in any member of the Group.

(f) As at the Latest Practicable Date, none of the Directors, Centurion or PricewaterhouseCoopers had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31 December 2003, the date to which the latest published audited consolidated accounts of the Group were made up.

4. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name of Shareholders	Number of Shares held	Percentage of total issued Shares
China Minmetals *(Note)*	416,585,852	53.95%
Minmetals HK *(Note)*	416,585,852	53.95%
June Glory	416,585,852	53.95%

Note:

By virtue of the SFO, these companies are deemed to be interested in the 416,585,852 Shares held by June Glory.

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, other than the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(b) As at the Latest Practicable Date, so far were known to the Directors and the chief executive of the Company, the persons, other than a Director or chief executive of the Company, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group (other than the Company) and the amount of such persons' interests in such securities were as follows:

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
Apex Dragon Consultants Limited*	Wong Sik Woon	333 shares	33.30%
Apex Dragon Consultants Limited*	Cordia Asia Limited	100 shares	10.00%
Apex Dragon E & M Engineering Co., Limited	Wong Sik Woon	333 shares	33.30%
Apex Dragon E & M Engineering Co., Limited	Cordia Asia Limited	100 shares	10.00%
Best High Development Limited	Fair King Investment Limited	20 shares	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10 shares	10.00%
Brittaland Investments Limited	Chan Kwok Hing	29 shares	29.00%
Condo Curtain Wall Company Limited ("CCW")*	Yu Lap On, Stephen ("Mr. Yu")	120,000 shares	16.00%
CCW*	Cheung Sui Keung ("Mr. Cheung")	120,000 shares	16.00%

Name of subsidiary of the Company	Name of substantial shareholder	Interest in the share capital/ equity interest	Percentage
CCW*	Ng Tze Kwan ("Mr. Ng")	120,000 shares	16.00%
Charm Ace Investment Limited	Lok Mei Yee	30 shares	30.00%
Charm Ace Investment Limited	Honour King Limited	19 shares	19.00%
Jaeson Aerosol Company Limited#	Chan Wang Kay	20 shares	20.00%
Polycrown Engineering (Holdings) Limited	Polyrich Profits Limited	49 shares	49.00%
Wellstep Management Limited ("Wellstep")	Turner Overseas Limited	4,800 shares	16.00%
Wellstep	Silver Lake Asia Corporation	4,800 shares	16.00%
Wellstep	Spirit Sunshine Inc.	4,800 shares	16.00%

** In liquidation*
 # Holders of non-voting deferred shares are ignored

Save as disclosed above, there was no person known to the Directors or the chief executive of the Company, who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or any options in respect of such capital.

5. LITIGATION

(a) On 13 March 2003, the Company commenced legal proceedings in Hong Kong ("Action") against Mr. Yu, Mr. Ng and Mr. Cheung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively) (collectively, "Defendants"). Mr. Yu, Mr. Ng and Mr. Cheung are directors of CEC and CCW. The claims are based on counter-indemnities executed on 23 March 1998, 5, 6 and 11 January 1999 by the Defendants in favour of the Company as referred to in items 1, 2, 3, 4 and 5 in

the section headed "Counter-Indemnities" for CCW, Wellstep and their respective subsidiaries in the "Letter from the Board" in the circular of the Company dated 10 November 2003 in respect of the liabilities and obligations covered by those counter-indemnities as more particularly described in that section. As at 15 January 2004, the principal amount claimed against each of the Defendants in the Action is about HK$16,400,000.

On 8 April 2003 and 16 June 2003, the Company obtained judgment against Mr. Ng and Spirit Sunshine Inc. respectively. The Company also obtained judgment dated 14 January 2004 against Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation pursuant to the Company's application for summary judgment. Pursuant to the said judgments, each of the Defendants is required to pay the Company a sum of HK$16,418,527.51 together with accrued interests and costs. The said judgments took effect immediately from their respective dates, and are enforceable by the Company. Mr. Ng was made bankrupt by the High Court of Hong Kong ("Court") on 20 November 2003. The Company has demanded Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation to make full payment of the judgment debt on 15 January 2004. Since no payment has been made by them, the Company has filed a petition for a bankruptcy order against Mr. Yu on 15 April 2004, which petition has been heard by the Court on 9 June 2004. A bankruptcy order was made against Mr. Yu by the Court on 9 June 2004. The Company has also applied for the examination of Mr. Cheung as to his assets, means and liabilities, and an order for examination has been made by the Court on 5 May 2004. The first hearing of the examination of Mr. Cheung will be held on 26 July 2004. As at the date of this circular, no payment has been received from any of the Defendants.

(b) On 12 March 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng ("Mr. Cui"); (ii) its former financial controller, Mr. Ip Shu Wah Reginald ("Mr. Ip"); (iii) Jointstock Investments Limited ("Jointstock"); (iv) ICEA Financial Services Limited ("ICEA"); and (v) Gold Light Development Limited ("Gold Light"). The Company's claims are for the sum of approximately HK$20,000,000 in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock to ICEA.

The defendants (except Gold Light) have instructed legal advisers to defend the claims. An order has previously been made by the Court to stay the legal action against Mr. Cui, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. On 20 April 2004, the criminal proceeding against Mr. Cui was withdrawn and as a result, the stay of the legal action against Mr. Cui was uplifted on that day. On 14 June 2004, Mr. Cui filed and served his defence. As for the legal action against Gold Light, the

Court has made a winding up order against Gold Light on 19 November 2003 and by reason of the winding up order and operation of law, the legal proceedings brought by the Company against Gold Light has been stayed except by leave of the Court. The proceedings of the Company against the other defendants (namely, Mr. Cui, Mr. Ip, Jointstock and ICEA) are ongoing but no date has been fixed yet for the trial.

Further details of the transactions have been announced by the Company in its announcements dated 1 February 2002, 4 February 2002 and 8 July 2002 respectively.

(c) Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) ("ZOBHP"), a wholly-owned subsidiary of the Company, has received a writ of summons dated 4 February 2004 ("Summons") issued by the PRC court. According to the Summons, China Railway Nineteenth Bureau Group Corporation (中鐵十九局集團有限公司) ("China Railway") alleged that ZOBHP was in breach of a construction contract entered into with China Railway in 1999 in relation to a property development project in which China Railway was the main contractor. The aggregate amount claimed by China Railway was approximately RMB23,115,000 plus further interests, damages and costs.

ZOBHP has made a counter-claim on China Railway in the amount of approximately RMB41,730,000 for damages in the delay in the progress and the quality of work performed by China Railway and requested that the construction contract entered into with China Railway be declared null and void.

A hearing was held by the PRC court on 22 April 2004 and no judgment has been made yet.

Further details of the transaction have been announced by the Company in its announcement dated 13 February 2004.

(d) On 15 June 2004, the Company was informed by Polycrown Engineering Limited ("PEL"), a 51% non wholly-owned subsidiary of the Company, that the board of directors of PEL ("PEL Board") had resolved that PEL be wound up pursuant to section 228A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) because PEL Board considered that PEL could not by reason of its enormous liabilities continue its business and that Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton of Ferrier Hodgson Limited were appointed joint and several provisional liquidators of PEL. PEL immediately ceased operation on 15 June 2004. The provisional liquidators are reviewing the affairs of PEL and will take such further steps as appropriate for the winding up of PEL.

On 18 June 2004, the Company received a demand letter from The Hongkong and Shanghai Banking Corporation Limited ("Bank") demanding the repayment by the Company of HK$28,300,000, being the maximum amount guaranteed by the Company for a banking facility ("PEL Facility") granted to PEL. Virtyre Limited ("Virtyre"), a wholly-owned subsidiary of the Company, has also executed a mortgage previously in favour of the Bank in respect of the PEL Facility. The Company paid HK$28,300,000 to the Bank on 18 June 2004. According to the Bank, the total amount due and payable under the PEL Facility amounted to HK$28,442,226.73 as at 15 June 2004. On 21 June 2004, Virtyre received a demand letter from the Bank demanding the repayment of the amount of HK$152,363.45, being the remaining balance due and payable under the PEL Facility after repayment of HK$28,300,000 by the Company, plus interest accrued from 16 June 2004 up to 20 June 2004. Virtyre paid HK$152,363.45 to the Bank on 21 June 2004.

Further details of the transaction have been announced by the Company in its announcement dated 16 June 2004.

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or arbitration or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

6. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) have been entered into by any member of the Group within the two years immediately preceding the date of this circular and are or may be material:

(a) 1st Sale and Purchase Agreement; and

(b) 2nd Sale and Purchase Agreement.

7. DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE

The following table sets out the name and business address of each of the Directors and members of senior management of the Company:

Position	Name	Business address
Chairman	Mr. LIN Xizhong	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Managing Director	Mr. WANG Xingdong	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Deputy Managing Director	Mr. YAN Xichuan	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Executive Director	Mr. QIAN Wenchao	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
	Ms. HE Xiaoli	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Independent Non-executive Director	Mr. LAM Chun, Daniel	KCRC House, No. 9 Lok King Street, Fotan, Shatin, New Territories, Hong Kong
	Mr. Selwyn MAR	11th Floor, Fortis Bank Tower, 77-79 Gloucester Road, Wanchai, Hong Kong
	Ms. TAM Wai Chu, Maria	Room 2306, Jardine House, 1 Connaught Place, Central, Hong Kong

Position	Name	Business address
Senior Management	Mr. LI Tan	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
	Ms. YUEN Wai Man	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
	Mr. XU Minluo	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
	Ms. CHEN XIE Ying	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
	Mr. YEUNG Yau Choi	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
	Mr. SZETO Wai Hung, Augustine	Unit 1308, 13th Floor, Shatin Galleria, 18 Shan Mei Street, Fotan, Shatin, New Territories, Hong Kong

The followings set out the brief biographical details in respect of the Directors and members of senior management of the Company:

Directors

Mr. LIN Xizhong, aged 59, was appointed as an Executive Director and the Chairman of the Company in November 2003. Mr. Lin is the Vice President of China Minmetals, the Vice Chairman and Chief Executive Officer of Minmetals HK, the Chairman of the following subsidiaries of China Minmetals: Oriental Metals (Holdings) Company Limited ("OMC") in Hong Kong, Janfair Pty Limited in Australia, China Minmetals (NZ) Limited in New Zealand, AXA-Minmetals Assurance Limited in Shanghai and the Director of AXA Asia Pacific Holdings Limited.

Mr. Lin earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in 1973. From 1995 to 1998, he was the representative of the PRC in APEC Business Advisory Council of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank in Hong Kong during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and corporate financial management.

Mr. WANG Xingdong, aged 43, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also a Director of Minmetals HK and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University in 1982 with a Bachelor of Arts degree. He then continued his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A..

Prior to joining the Company, he has been a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.

Mr. YAN Xichuan, aged 57, was appointed as an Executive Director and a Deputy Managing Director of the Company in August 2002. He is responsible for monitoring the operation and strategic planning of the subsidiary groups of the Company, which are principally engaged in specialised construction contracting.

Mr. Yan was graduated from the Chongqing Architectural University in 1970 and is a qualified senior engineer. He joined China State Construction Engineering Corporation in 1970 and was transferred to China Overseas Holdings Limited ("COHL") in 1984. Mr. Yan has been the General Manager of China Overseas Civil Engineering Limited, the Assistant General Manager of the Investments Department of COHL and the President of Gold Court Property Management Limited and has been responsible for supervision of civil engineering work, real estate investment and property management etc.

Mr. Yan has been involved in various construction projects in the PRC and Hong Kong and has over 30 years of experience in construction and project management.

Mr. QIAN Wenchao, aged 39, was appointed as an Executive Director of the Company in November 2003. Mr. Qian is also a Director of Minmetals HK and an Executive Director of OMC. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in corporate financial management.

Ms. HE Xiaoli, aged 36, was appointed as an Executive Director of the Company in February 2002. She is also the General Manager of the Finance Department of the Company. Ms. He holds a Bachelor's degree in Accounting from the North China University of Technology and a Master's degree in Business Administration from the University of South Australia, and is also a PRC Senior Accountant and a member of The Chinese Institute of Certified Public Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation. She has extensive experience in financial management of PRC enterprises.

Mr. LAM Chun, Daniel, aged 58, was appointed as an Independent Non-executive Director of the Company in May 1997. He is the Director of the Property Division of Kowloon-Canton Railway Corporation. He is an Authorized Person under the Buildings Ordinance and a Registered Professional Surveyor. Mr. Lam has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow member and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow member and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam was a member of the Hong Kong Housing Authority and Chairman of its Building Committee, a member of the Hong Kong Surveyors Registration Board and a consultant to the World Bank on the Urban Land Policies Study for the PRC. He is also a Council Member of the Hong Kong International Arbitration Centre. Mr. Lam had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investments Company Limited and the former Chairman of DCL Consultants Limited.

Mr. Selwyn MAR, aged 68, was appointed as an Independent Non-executive Director of the Company in November 2002. Mr. Mar graduated from the London School of Economics, University of London. He is a Chartered Accountant, the Managing Partner of Nexia Charles Mar Fan & Co., Certified Public Accountants and the Managing Director of Marfan & Associates Limited. Mr. Mar was the President of the Hong

Kong Society of Accountants in 1991, a member of the Appeals Panel of Securities & Futures Commission and a member of the Board of Governors of Chinese International School. In the past 26 years, Mr. Mar had been active in commercial and industrial undertakings. Presently, he sits on the board of two financial institutions.

Ms. TAM Wai Chu, Maria, aged 58, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from the London University. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services which include the Deputy of the National Peoples' Congress of the PRC, member of the Basic Law Committee of the Hong Kong Special Administrative Region, member of the Bar Association, board member of both of the Hong Kong Airport Authority and the Urban Renewal Authority and member of the Advisory Committee on Corruption of the Independent Commission Against Corruption.

Senior Management

Mr. LI Tan, aged 47, was appointed as a Deputy General Manager of the Company and the General Manager of the Company's Real Estates Development Department in June 2003, responsible for monitoring strategic planning, management and development of the Company's business in the area of property development. He was also appointed as a Director and the General Manager of ZOBHP, a subsidiary of the Company, and is responsible for strategic planning and overall operation of ZOBHP.

Mr. Li holds a Bachelor's degree in Building Structure from South China University of Science and Engineering and a Master's degree in Construction Economics and Project Management from Tongji University. At present, he is taking a course for a Doctoral degree of Philosophy in Management at Preston University, U.S.A.. Mr. Li is a Chartered Builder of the Chartered Institute of Building, United Kingdom and is a member of both of the Hong Kong Institute of Business Management and the Hong Kong Construction Project Management Exchange Center.

Prior to joining the Company, Mr. Li has been a Director and a Project Director of various corporations, such as the previous China Guangzhou Construction (Group) General Company, Hsin Chong Construction Company Limited, Tian An China Investments Company Limited, ELDO International (Group) Limited and DCL Consultants Limited, etc. He has been engaged in property development and management, construction, professional consultant services, corporate and investment project management in the PRC as well as Hong Kong for over 25 years.

Ms. YUEN Wai Man, aged 32, joined the Company in May 2002 and is the qualified accountant and the Financial Controller of the Company. Ms. Yuen holds a degree of Bachelor of Business Administration in Accounting from the Hong Kong University of Science and Technology and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants. Prior to joining the Company, she was the qualified accountant of a company listed on The Growth Enterprise Market of the Stock Exchange. Ms. Yuen has extensive experience in financial and general management.

Mr. XU Minluo, aged 47, was appointed as the General Manager of the Company's Construction Division in December 2002, responsible for overseeing the operation of the subsidiaries of the Company. Mr. Xu graduated from the Hua Chiao University in 1982 with a Bachelor of Science degree and obtained a Master's degree in Business Administration from the Murdoch University, Australia in 1998. Prior to joining the Company, he has been a member of senior management of construction and real estate corporations in Hong Kong for many years. Mr. Xu has extensive experience in building construction, property development and corporate management.

Ms. CHEN XIE Ying, aged 40, joined the Company in April 2003 and is the Internal Audit Manager of the Company. Ms. Chen holds a degree of Bachelor of Science in Biology from Zhongshan University and is a member of the Association of Chartered Certified Accountants. Prior to joining the Company, she has been the head of internal audit department and a member of the risk management committee of a financial institution listed on the Stock Exchange for many years. Ms. Chen has extensive experience in improving internal control and risk management.

Mr. YEUNG Yau Choi, aged 51, joined the Company and was appointed as the General Manager of Enful Group in April 2003. Mr. Yeung holds a Bachelor's degree in Civil Engineering from Hua Chiao University and is a qualified Structure Engineer and Architect. He further completed his studies in corporate management and accounting in 1999 and 2001 respectively. Prior to joining the Company, Mr. Yeung has participated in many construction and property development projects in Hong Kong, the PRC and Macau. He has extensive experience in building and construction design, project supervision and corporate management.

Mr. SZETO Wai Hung, Augustine, aged 44, is the Managing Director of Jaeger Group. He holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and a Master's degree in Business Administration from The University of Western Ontario. He is an associate member of The Institute of Chartered Accountants in Australia and a fellow member of the Hong Kong Society of Accountants. He joined Jaeger in 1993 as the Financial Controller and became the General Manager of Jaeger Group in 1994. He was further promoted to the Managing Director in 1997. Mr. Szeto has over 20 years of experience in Hong Kong and overseas financial, marketing and general management.

8. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The head office and principal place of business of the Company in Hong Kong is at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong.

(b) The principal registrar of the Company is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

(c) The Hong Kong branch registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The secretary of the Company is Miss Siu Tin Ho, an associate member of the Hong Kong Institute of Company Secretaries.

(e) The English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, except public holidays, up to and including 12 July 2004:—

(a) the memorandum of association and bye-laws of the Company;

(b) the 1st and 2nd Sale and Purchase Agreements and the material contracts disclosed above under the section headed "Material Contracts" in paragraph 6 of this appendix;

(c) the annual report of the Group for each of the two years ended 31 December 2002 and 2003, the text of which is set out on pages 43 to 82 in this circular;

(d) the accountants' report regarding SJQ issued by PricewaterhouseCoopers, the text of which is set out on pages 15 to 35 in this circular;

(e) the report issued by PricewaterhouseCoopers regarding the pro forma balance sheet, the text of which is set out on pages 36 to 39 in this circular; and

(f) the written consents referred to in the section headed "Experts" in paragraph 2 of this appendix.

8. 一般資料

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及香港主要營業地點位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。

(b) 本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda。

(c) 本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

(d) 本公司之秘書為蕭天好小姐，彼為香港公司秘書公會之會員。

(e) 本通函之中英文本如有歧義，概以英文本為準。

9. 備查文件

以下文件副本，由即日起直至二零零四年七月十二日(包括該日)之一般辦公時間(公眾假期除外)內，可於本公司在香港之主要營業地點(地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓)查閱：

(a) 本公司之組織章程大綱及細則；

(b) 第一及第二買賣協議及本附錄上文第6段「重大合約」一節所披露之重大合約；

(c) 本集團截至二零零二年及二零零三年十二月三十一日止兩個年度各年之年報，全文載於本通函第43至82頁；

(d) 羅兵咸永道會計師事務所刊發有關上海金橋之會計師報告，全文載於本通函第15至35頁；

(e) 羅兵咸永道會計師事務所刊發有關備考資產負債表之報告，全文載於本通函第36至39頁；及

(f) 本附錄第2段「專業人士」一節所述之同意書。

阮慧敏女士，現年三十二歲，於二零零二年五月加入本公司，其為本公司之合資格會計師及財務總監。阮女士畢業於香港科技大學，持有工商管理學士(會計學)學位，是香港會計師公會會員及特許公認會計師公會資深會員。在加入本公司之前，彼為一間於聯交所創業板上市之公司之合資格會計師。阮女士對財務及行政管理擁有豐富經驗。

許敏洛先生，現年四十七歲，於二零零二年十二月出任本公司建管部總經理，負責監管本公司屬下附屬公司之營運。許先生於一九八二年畢業於華僑大學，持有工學士學位，並於一九九八年獲澳洲梅鐸大學頒授工商管理碩士學位。在加入本公司之前，彼曾在香港之建築房地產公司出任高職多年，在建築、房地產開發及企業管理方面擁有豐富經驗。

陳謝瑩女士，現年四十歲，於二零零三年四月出任本公司內部審計部經理。陳女士持有中山大學生物學學士學位，並為特許公認會計師公會會員。在加入本公司之前，彼曾在一間於聯交所上市之金融機構出任內部審計部主管及風險管理委員會成員多年。陳女士對改善內部監控及風險管理擁有豐富經驗。

楊友才先生，現年五十一歲，於二零零三年四月加入本公司，同時出任銀豐集團總經理。楊先生持有華僑大學土木工程學學士學位、結構工程師證書及國家二級註冊建築師證書，其後並分別於一九九九年及二零零一年修畢企業管理及會計專業。在加入本公司之前，楊先生曾先後參與中、港、澳地區不同類型之建設及房地產發展項目。彼在建築及結構設計、工程監督及企業管理方面擁有豐富經驗。

司徒偉鴻先生，現年四十四歲，是積架集團之董事總經理。彼持有澳洲新南威爾斯大學之商務學士學位及加拿大西安大略大學工商管理碩士學位。彼是澳洲特許會計師公會會員以及香港會計師公會資深會員。彼於一九九三年加入積架出任財務總監，於一九九四年成為積架集團之總經理，並於一九九七年成為董事總經理。司徒先生於香港及海外之財務、市務及行政管理方面擁有超過二十年經驗。

於一九九一年出任香港會計師公會會長，亦曾出任證券及期貨事務監察委員會上訴委員會委員及漢基國際學校董事會成員。馬先生於過去二十六年曾積極參與商業及工業事務。目前，彼為兩間金融機構之董事會成員。

譚惠珠女士，現年五十八歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚女士持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚女士現出任多個職務，其中包括：中國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員、香港機場管理局和香港市區重建局董事會成員及廉政公署貪污問題諮詢委員會委員。

高層管理人員

李　丹先生，現年四十七歲，於二零零三年六月出任本公司副總經理兼房地產發展部總經理，負責監管本公司房地產業務之策略規劃、管理及發展。彼並獲委任為本公司之附屬公司海天置業之董事及總經理，負責海天置業之策略規劃及整體營運。

李先生擁有華南理工大學建築結構工學士及同濟大學建設經濟項目管理碩士學位。彼目前正在攻讀美國普斯頓大學管理哲學博士學位。李先生擁有英國特許營造師專業資格，亦為香港專業企業管理協會及香港建設項目管理交流中心之會員。

在加入本公司之前，李先生曾先後出任原中國廣州建築(集團)總公司、新昌營造廠有限公司、天安中國投資有限公司、銀都國際集團有限公司及林濬測量師行有限公司(現稱凌雋測量師行有限公司)等企業之董事及項目總監等職位。彼於中港地區之房地產發展及管理、建築、專業顧問服務、企業及投資項目管理方面擁有逾二十五年之專業工作經驗。

錢文超先生，現年三十九歲，於二零零三年十一月出任本公司執行董事。錢先生亦為香港五礦之董事及東方鑫源之執行董事。彼畢業於北京工商大學，於一九八七年取得經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦，曾先後在中國五礦海外部及香港五礦負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。

何小麗女士，現年三十六歲，於二零零二年二月獲委任為本公司執行董事，彼亦為本公司財務部總經理。何女士持有北方工業大學會計學學士學位及澳洲國立南澳大學工商管理碩士學位，亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原中國有色金屬工業總公司財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。

林　濬先生，現年五十八歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業擁有三十多年經驗，並為英國皇家特許測量師學會及英國仲裁學會資深會員。彼是香港測量師學會資深會員及一九八六至一九八七年度會長、香港仲裁司學會資深會員及一九九七至二零零零年度會長。林先生曾任香港房屋委員會會員及其建築小組主席、香港測量師註冊管理局委員及世界銀行中國城市土地研究顧問。彼亦為香港國際仲裁中心委員。林先生曾任職於香港置地集團、建築署、房屋署、滙豐銀行集團、森那美集團、中華電力集團，亦為天安中國投資有限公司前任執行董事及林濬測量師行有限公司前任主席。

馬紹援先生，現年六十八歲，於二零零二年十一月獲委任為本公司獨立非執行董事。馬先生畢業於倫敦大學倫敦經濟學院經濟系。彼現為特許會計師、馬炎璋會計師行之最高合夥人及馬炎璋秘書有限公司董事總經理。馬先生曾

林先生在一九七三年畢業於北京外語大學，取得文學士學位。彼在一九九五年至一九九八年期間曾任亞太經合組織工商諮詢委員會中國代表。於一九九三年至二零零零年期間，彼曾出任香港第一太平銀行副主席。林先生擁有超過三十年國際貿易、策略投資及企業財務管理工作經驗。

王幸東先生，現年四十三歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司之日常營運及策略規劃。彼亦為香港五礦之董事及招商局中國基金有限公司之非執行董事。

王先生於一九八二年畢業於廈門大學，取得文學士學位，其後於一九八七年至一九八九年期間在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國之金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易、投資策略及企業管理方面擁有豐富經驗。

閻西川先生，現年五十七歲，於二零零二年八月出任本公司執行董事兼董事副總經理，負責監管本公司從事專業建築之附屬集團之日常營運及策略規劃。

閻先生於一九七零年畢業於重慶建築大學，擁有高級工程師資格證書。彼於一九七零年加入中國建築工程總公司，並於一九八四年獲派駐中國海外集團有限公司(「中海集團」)，先後出任中國海外土木工程有限公司總經理、中海集團投資部副總經理及中海物業管理有限公司董事長等職位，負責監管土木工程、房地產投資及物業管理等工作。

閻先生曾在中港兩地參與多項建築工程，擁有逾三十年之建築工程施工及項目管理經驗。

職位	姓名	營業地址
高層管理人員	李　丹先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
	阮慧敏女士	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
	許敏洛先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
	陳謝瑩女士	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
	楊友才先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
	司徒偉鴻先生	香港新界沙田火炭山尾街18號 沙田商業中心13樓1308室

以下載述有關本公司董事及高層管理人員之簡歷：

董事

林錫忠先生，現年五十九歲，於二零零三年十一月出任本公司執行董事兼主席。林先生現為中國五礦副總裁、香港五礦副董事長兼總經理、中國五礦屬下香港東方鑫源(集團)有限公司(「東方鑫源」)、澳洲勁飛股份有限公司、中國五礦新西蘭有限公司、中國上海金盛人壽保險有限公司(AXA-Minmetals Assurance Limited)董事長及AXA Asia Pacific Holdings Limited董事。

7. 董事及高層管理人員簡介

下表載述本公司各董事及高層管理層成員之姓名及營業地址：

職位	**姓名**	**營業地址**
主席	林錫忠先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
董事總經理	王幸東先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
董事副總經理	閻西川先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
執行董事	錢文超先生	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
	何小麗女士	香港九龍尖沙咀漆咸道南79號 中國五礦大廈18樓
獨立非執行董事	林　濬先生	香港新界沙田火炭樂景街9號 九廣鐵路公司大樓
	馬紹援先生	香港灣仔告士打道77-79號 華比富通大廈11樓
	譚惠珠女士	香港中環康樂廣場1號 怡和大廈2306室

二零零四年六月十八日，本公司接獲香港上海滙豐銀行有限公司(「該銀行」)發出之催款函，要求本公司償還28,300,000港元，即本公司就授予多利加工程之銀行信貸(「多利加工程信貸」)所作出之擔保之最高金額。本公司之全資附屬公司Virtyre Limited(「Virtyre」)先前亦就多利加工程信貸簽署以該銀行為受惠人之按揭。本公司已於二零零四年六月十八日向該銀行支付28,300,000港元。根據該銀行表示，於二零零四年六月十五日，多利加工程信貸項下所欠付及應付之總金額為28,442,226.73港元。於二零零四年六月二十一日，Virtyre接獲該銀行發出之催款函，要求償還152,363.45港元，即本公司於償還28,300,000港元及二零零四年六月十六日至二零零四年六月二十日止期間應計利息後根據多利加工程信貸所欠付及應付之餘額。Virtyre已於二零零四年六月二十一日向該銀行支付152,363.45港元。

事件之其他詳情已於本公司日期為二零零四年六月十六日之公佈作出公佈。

除上文所披露者外，於最後可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司或其任何附屬公司於最後可行日期概無尚未了結或可能面臨威脅之重大訴訟、仲裁或索償。

6. 重大合約

緊接本通函日期前兩年內，本集團任何成員公司訂立以下合約(並非於日常業務中訂立之合約)，而該等合約均屬或可能屬重大：

(a) 第一買賣協議；及

(b) 第二買賣協議。

採取之法律行動方面，法院已於二零零三年十一月十九日對金明亮發出清盤令，而由於發出清盤令及施行法律規定，本公司對金明亮提出之法律訴訟已被擱置，必須取得法院許可方能繼續。本公司對其他被告(即崔先生、葉先生、Jointstock及工商東亞)提起之訴訟仍在進行中，惟審訊日期尚未訂定。

事件之其他詳情已分別於本公司日期為二零零二年二月一日、二零零二年二月四日及二零零二年七月八日之公佈作出公佈。

(c) 本公司全資附屬公司珠海東方海天置業有限公司(「海天置業」)收到中國法院發出日期為二零零四年二月四日之傳票(「該傳票」)。根據該傳票，中鐵十九局集團有限公司(「中鐵」)聲稱海天置業違反於一九九九年與中鐵(作為總承包商)簽訂之物業發展項目建築合約。中鐵申索之金額合共約人民幣23,115,000元，另加利息、損失及訴訟費。

海天置業已就中鐵進行之進度延誤及工程質素向中鐵提出反申索，索償損失金額約人民幣41,730,000元。海天置業並要求宣佈與中鐵簽訂之建築合約無效。

中國法院於二零零四年四月二十二日舉行聆訊，惟尚未頒佈任何判決。

事件之其他詳情已於本公司日期為二零零四年二月十三日之公佈作出公佈。

(d) 二零零四年六月十五日，本公司接獲本公司持有51%之非全資附屬公司多利加工程有限公司(「多利加工程」)通知，多利加工程之董事會(「多利加工程董事會」)決議通過根據香港法例第32章公司條例第228A條將多利加工程清盤，因為多利加工程董事會認為多利加工程因其巨額負債而未能繼續營業，而富理誠有限公司之蔣宗森先生及Roderick John Sutton先生已獲委任為多利加工程之聯席及個別臨時清盤人。多利加工程已於二零零四年六月十五日即時停止運作。臨時清盤人正檢閱多利加工程之事務並將執行有關將多利加工程清盤所適用之其他步驟。

一日向本公司簽發之反擔保而提出，詳情見本公司於二零零三年十一月十日所刊發之通函內所載之「董事會函件」中，有關瑞和工程、Wellstep及彼等各自之附屬公司之「反擔保」一節詳述有關該等反擔保所包含之負債及責任之第1、2、3、4及5項。於二零零四年一月十五日，訴訟中向各被告索償之本金額約為16,400,000港元。

於二零零三年四月八日及二零零三年六月十六日，本公司分別取得控告吳先生及Spirit Sunshine Inc.之判決結果。根據本公司之簡易判決申請，本公司亦已於二零零四年一月十四日取得控告余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation之判決結果。根據上述判決，各被告分別須支付本公司為數16,418,527.51港元，連同應計利息及訴訟費。上述判決結果於各自日期起即時生效，並可由本公司執行。香港高等法院(「法院」)已於二零零三年十一月二十日宣佈吳先生破產。本公司已要求余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation於二零零四年一月十五日悉數繳付判決欠款。由於彼等並無繳付款項，本公司已於二零零四年四月十五日提交向余先生提出破產令之呈請，而法院已於二零零四年六月九日進行呈請之聆訊。法院於二零零四年六月九日向余先生發出破產令。本公司亦已申請審查張先生之資產、收入及負債，而法院已於二零零四年五月五日發出審查令。審查張先生之首次聆訊將於二零零四年七月二十六日舉行。於本通函日期，並無收到任何被告繳付之款項。

(b) 二零零三年三月十二日，本公司於香港向(i)其前董事崔貴生先生(「崔先生」)；(ii)其前任財務總監葉樹華先生(「葉先生」)；(iii) Jointstock Investments Limited(「Jointstock」)；(iv)工商東亞金融服務有限公司(「工商東亞」)；及(v)金明亮發展有限公司(「金明亮」)提起法律訴訟。本公司索償約20,000,000港元，乃關於因本公司聲稱參與Jointstock向工商東亞提供20,000,000港元之貸款而引起。

各被告(金明亮除外)已指示法律顧問就索償提出抗辯。法院早前已發出命令暫停對崔先生採取之法律行動，以待刑事法律程序就訴訟涉及之若干交易對彼作出裁決。於二零零四年四月二十日，對崔先生採取之刑事法律程序已經撤銷，因此，暫停對崔先生採取法律行動亦已於該日撤回。崔先生於二零零四年六月十四日提出並送達其抗辯。有關對金明亮

本公司附屬公司名稱	主要股東名稱	於股本／股權之權益	百分比
瑞和工程*	吳梓君(「吳先生」)	120,000股股份	16.00%
澤毅投資有限公司	駱美儀	30股股份	30.00%
澤毅投資有限公司	皓哲有限公司	19股股份	19.00%
積臣氣霧製品有限公司#	陳宏基	20股股份	20.00%
多利加工程(集團)有限公司	Polyrich Profits Limited	49股股份	49.00%
Wellstep Management Limited(「Wellstep」)	Turner Overseas Limited	4,800股股份	16.00%
Wellstep	Silver Lake Asia Corporation	4,800股股份	16.00%
Wellstep	Spirit Sunshine Inc.	4,800股股份	16.00%

* *清盤中*

\# *不計及無投票權遞延股之持有人*

除上文所披露者外，據董事或本公司行政總裁所知，於最後可行日期，概無任何人士於本集團任何其他成員公司之已發行股本(其附帶可在任何情況下於股東大會上投票之權利)中，直接或間接擁有面值10%或以上權益，或擁有有關股本之任何購股權。

5. 訴訟

(a) 於二零零三年三月十三日，本公司在香港向余先生、吳先生和張先生以及彼等所控制之公司(分別為Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation)(統稱為「被告」)提起法律訴訟(「訴訟」)。余先生、吳先生及張先生均為瑞和中國及瑞和工程之董事。有關索償乃根據被告於一九九八年三月二十三日、一九九九年一月五日、六日及十

除上文所披露者外，董事或本公司行政總裁並不知悉任何人士(董事或本公司行政總裁除外)於最後可行日期於股份及相關股份中擁有按照證券及期貨條例第十五部第二及第三分部之條文須向本公司披露之權益或淡倉。

(b) 於最後可行日期，據董事及本公司行政總裁所知，以下人士(董事或本公司行政總裁除外)於本集團任何其他成員公司(本公司除外)任何類別股本(其附帶可在任何情況下於股東大會上投票之權利)中，直接或間接擁有面值10%或以上權益，該等人士於該等證券中之權益數額載列如下：

本公司附屬公司名稱	**主要股東名稱**	**於股本／股權之權益**	**百分比**
添龍顧問有限公司*	黃錫煥	333股股份	33.30%
添龍顧問有限公司*	Cordia Asia Limited	100股股份	10.00%
添龍機電工程有限公司	黃錫煥	333股股份	33.30%
添龍機電工程有限公司	Cordia Asia Limited	100股股份	10.00%
百利開發展有限公司	Fair King Investment Limited	20股股份	20.00%
Brittaland Investments Limited	Fair King Investment Limited	10股股份	10.00%
Brittaland Investments Limited	陳國慶	29股股份	29.00%
瑞和工程有限公司(「瑞和工程」)*	余立安(「余先生」)	120,000股股份	16.00%
瑞和工程*	張瑞強(「張先生」)	120,000股股份	16.00%

(c) 於最後可行日期，董事概無在於最後可行日期仍然生效而與本集團業務關係重大之任何合約或安排中擁有重大權益。

(d) 於最後可行日期，(i)董事概無與本集團任何成員公司訂立或擬訂立不可由本集團於一年內終止而毋須作出賠償(法定賠償除外)之服務合約；(ii)應付董事酬金及董事應收實物利益之總和不會因第一次及第二次收購而以任何方式作出修訂。

(e) 於最後可行日期，盛百利或羅兵咸永道會計師事務所概無於本集團任何成員公司中持有任何股份，亦無擁有任何權利或購股權以認購或指派他人認購本集團任何成員公司之股份。

(f) 於最後可行日期，董事、盛百利或羅兵咸永道會計師事務所概無於本公司自二零零三年十二月三十一日(即最近期刊發之本集團經審核綜合賬目編製日期)以來所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有權益。

4. 主要股東

(a) 於最後可行日期，根據本公司按證券及期貨條例第336條之規定存置之權益登記冊紀錄，以下實體於股份中擁有按照證券及期貨條例第十五部第二及第三分部須向本公司披露之權益：

股東名稱	**所持股份數目**	**佔已發行股份總數之百分比**
中國五礦 *(附註)*	416,585,852	53.95%
香港五礦 *(附註)*	416,585,852	53.95%
June Glory	416,585,852	53.95%

附註：

根據證券及期貨條例，該等公司被視為於June Glory所持有之416,585,852股股份中擁有權益。

352條須存置之登記冊所載或根據上市公司董事進行證券交易的標準守則而知會本公司及聯交所之權益如下：

股份權益

董事姓名	權益性質	所持股份數目
何小麗	個人	20,000

除上文所披露者外，於最後可行日期，董事或本公司行政總裁或彼等各自之聯繫人士概無在本公司或其任何相聯法團(按證券及期貨條例之定義)之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

(b) 董事購入股份之權利

以下為根據本公司於二零零三年五月二十九日採納之購股權計劃授予董事而尚未行使之購股權：

董事姓名	購股權接納日期	購股權行使期	購股權行使價 *港元*	於最後可行日期之尚未行使購股權數目	持股概約百分比 (%)
林錫忠	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	4,000,000	0.52
王幸東	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	3,000,000	0.39
閻西川	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	2,000,000	0.26
錢文超	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000	0.19
何小麗	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000	0.19

1. 責任聲明

本通函載有遵照上市規則之規定而提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函概無遺漏其他事實，導致當中所載任何內容有所誤導。

2. 專業人士

以下為曾於本通函提供意見或建議之專業人士之資格：

名稱	資格
羅兵咸永道會計師事務所	執業會計師
盛百利	被視為根據證券及期貨條例獲准從事第1、4、6及9類受規管業務(定義見證券及期貨條例)之持牌法團

羅兵咸永道會計師事務所及盛百利已各自就刊發本通函發出個別同意書，分別同意按本通函現時刊發之形式及涵義轉載其函件、報告及／或意見概要(視情況而定)及引述其名稱，且迄今並無撤回其同意書。

3. 權益披露

(a) 於本公司之權益

於最後可行日期，董事及本公司行政總裁於本公司或其任何相聯法團(按證券及期貨條例之定義)之股份及相關股份中擁有按照證券及期貨條例第十五部第七及八分部須知會本公司及聯交所(包括按照該等證券及期貨條例條文擁有或視作擁有之權益或淡倉)、或根據證券及期貨條例第

36.　結算日後事項

於二零零四年一月八日，本公司一間全資附屬公司訂立協議認購海天置業 *(見附註13(c)(iv))* 餘下20%股份權益，總代價約為12,859,000元人民幣 (相等於約11,895,000港元)。收購代價已悉數支付，而海天置業自二零零四年二月二十日起已成為本公司之全資附屬公司。

37.　批准賬目

董事會已於二零零四年四月十九日批准本賬目。

B.　重大不利變動

除本公司日期為二零零四年六月十六日之報章公佈所述者外，於最後可行日期，董事並不知悉自二零零三年十二月三十一日 (本集團最近之經審核綜合賬目刊發日期) 起，本集團之財務或貿易狀況並無任何重大不利變動。

C.　營運資金

董事認為在沒有不可預見之情況下，並經考慮本集團現時之現金結存及資源、可動用銀行信貸及若干本集團物業資產可能再融資後，本集團具有足夠營運資金以應付其目前所需。

(b) 本公司擁有就若干現有附屬公司所獲之銀行信貸而向數間銀行提供之尚未解除之企業擔保約54,900,000港元（二零零二年：106,900,000港元）。於二零零三年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約39,930,000港元（二零零二年：96,817,000港元）*（見附註22(b)）*。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團可能就有關之應付稅款而產生潛在額外費用。由於無法可靠釐定額外費用（倘有），本集團並無為此作出撥備。

33. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

(a) 本集團與關連人士按一般商業條款及於本集團日常及一般業務過程中進行之重大交易如下：

	二零零三年	二零零二年
	千港元	*千港元*
應佔居間控股公司行政費用	—	626
已付一同系附屬公司之租金開支	857	—

(b) 應收同系附屬公司款項均為無抵押、不計息，且無固定還款期。

34. 貸款予附屬公司

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
貸款予附屬公司	2,544	18,489
減：附屬公司貸款撥備	(2,544)	(13,823)
	—	4,666

貸款予附屬公司乃無抵押，按商業借貸利率計息，並須於下一年度償還。

35. 最終控股公司

董事認為，最終控股公司為在中國成立之中國五金礦產進出口總公司，而其於二零零四年一月十八日改名為中國五礦集團公司。

31. 承擔

(a) 本集團於二零零三年十二月三十一日之未償付資本承擔如下：

	二零零三年 千港元	二零零二年 千港元
發展中物業已訂約但未撥備承擔	145,814	142,385

於二零零三年十二月三十一日，本公司並無任何未償付資本承擔（二零零二年：無）。

(b) 於二零零三年十二月三十一日，本集團根據不可撤回之經營租賃而於未來支付之最低租金總額詳情如下：

	二零零三年 千港元	二零零二年 千港元
應付之日後最低租金總額：		
一年內	2,823	3,182
一年後但五年內	3,299	6,149
五年後	3,772	4,587
	9,894	13,918

於二零零三年十二月三十一日，本公司並無任何經營租賃之承擔（二零零二年：無）。

(c) 本集團根據經營租賃租出投資物業，租賃期一般為一至五年。租約概無包括或然租金。

於二零零三年十二月三十一日，本集團根據不可撤回之經營租賃而於未來收取之最低租金收入總額如下：

	二零零三年 千港元	二零零二年 千港元
不多於一年	9,621	10,043
一年以上但於五年以內	8,828	8,786
	18,449	18,829

於二零零三年十二月三十一日，本公司概無任何租金收入之未償還承擔（二零零二年：無）。

32. 或然負債

於二零零三年十二月三十一日存在之或然負債如下：

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生之責任約1,356,000港元（二零零二年：15,840,000 港元）。

(d)　***年內融資變動之分析***

	短期及長期借款*(i)*
	千港元
於二零零二年一月一日	100,196
新增借款	3,416
償還借款	(61,002)
轉撥至應付少數投資者款項	(1,656)
於二零零二年十二月三十一日	40,954
新增借款	3,600
償還融資租賃責任	(199)
轉撥自應付少數投資者款項	950
滙兑差額	(288)
不合併附屬公司*(見附註29(b))*	(10,754)
於二零零三年十二月三十一日	34,263

(i)　於二零零三年十二月三十一日，上述短期及長期借款均不包括銀行透支。

(e)　***現金及現金等值項目***

	二零零三年	二零零二年
	千港元	*千港元*
現金及銀行存款(不包括凍結存款)	199,288	203,623
銀行透支，有抵押	(37,041)	(67,444)
信託收據銀行借款，有抵押	—	(26,024)
	162,247	110,155

30.　銀行信貸

本集團於二零零三年十二月三十一日之銀行信貸合共約為81,256,000港元(二零零二年：163,823,000港元)，而同日之未動用信貸約為13,146,000港元(二零零二年：9,251,000港元)。信貸之抵押包括：

(a)　本集團及本公司分別約53,210,000港元(二零零二年：101,604,000港元)及25,096,000港元(二零零二年：56,574,000港元)之定期存款；

(b)　賬面值約195,000,000港元(二零零二年：206,422,000港元)之一項投資物業；

(c)　本集團以信託收據借款安排持有之若干存貨；及

(d)　本公司及若干附屬公司所作之企業擔保。

(b) ***不合併附屬公司***

	附註	二零零三年 千港元
於不合併日期之負債淨值		
固定資產		3,376
持作出售物業		2,709
貿易及其他應收款項		9,851
應收少數投資者款項		1,861
已抵押存款		12,458
現金及銀行存款		3,492
應付少數投資者款項		(5,075)
貿易及其他應付款項		(58,888)
應付客戶之合約工程總額		(4,389)
應付税項		(1,738)
應付股息		(1,836)
短期銀行借款	*29(d)*	(10,754)
銀行透支		(11,801)
銀行擔保撥備		(60,734)
償還已不合併附屬公司之負債	*22(b)*	10,148
	29(c)	11,839
不合併附屬公司之收益	*29(a)*	(38,747)

於二零零三年九月八日，香港特區高等法院(「**法院**」)舉行押後聆訊，法院於同日分別向瑞和工程有限公司(「**瑞和工程**」)及瑞和工程(中國)有限公司(「**瑞和中國**」)(均為本公司擁有52%權益之附屬公司)頒佈清盤令。因此，自二零零三年九月八日(清盤令生效之日)起本公司概無將瑞和工程、瑞和中國及彼等之附屬公司計入本公司之綜合業績內。

年內，本集團代瑞和工程及瑞和中國償還若干銀行借款共約57,672,000港元，其中11,839,000港元於二零零三年九月八日後償還。該等款項先前已由本集團若干資產抵押。本集團進一步就已不合併附屬公司之銀行信貸所提供擔保之金額約10,148,000港元作出進一步撥備 *(見附註22(b))*。

於截至二零零三年十二月三十一日止年度，已不合併附屬公司佔本集團之綜合營業額及股東應佔虧損淨額分別約10,586,000港元及7,881,000港元(二零零二年：分別為11,114,000港元及43,640,000港元)。

(c) ***有關因不合併附屬公司之現金及銀行存款流出淨額分析***

	附註	二零零三年 千港元
償還已不合併附屬公司之負債	*29(b)*	(11,839)
已不合併之現金及現金等值項目		8,309
所動用之現金淨額		(3,530)

本集團之供款於發生時列作開支，並以僱員在可全數獲得供款前退出計劃之沒收供款扣減。年內已動用合共約302,000港元（二零零二年：519,000港元）之已沒收供款，而於二零零三年十二月三十一日並無可使用之未動用沒收供款。

根據中國之法規規定，本集團為其中國之僱員就當地政府所規定向國家資助退休計劃供款，此退休計劃為定額供款計劃。除僱員按其基本薪金供款5%至7%外，本集團須根據地方政府之規定按中國之僱員基本薪金5%至22.5%向該計劃供款。除此筆每年之供款外，本集團並無其他實際繳付退休金或退休福利之責任。

29. 綜合現金流量表附註

(a) 除稅前虧損與經營業務所得現金淨額之對賬

	附註	二零零三年 千港元	二零零二年 千港元
除稅前虧損		(37,194)	(136,225)
利息收入		(4,090)	(6,041)
利息支出		4,860	7,703
折舊		3,496	4,846
投資物業重估虧損		8,250	27,378
固定資產之減值虧損		1,282	9,394
出售固定資產虧損／（收益）		108	(959)
不合併附屬公司之收益	29(b)	(38,747)	—
上市投資之股息收入		(788)	(1,058)
其他資產減值撥備		525	—
發展中物業撥備		11,276	—
陳舊存貨及可變現淨值撥備		1,878	1,171
呆壞賬撥備		2,000	7,031
應收客戶之合約工程總額之撥備		1,573	347
出售買賣證券之已變現收益		(5,474)	(354)
重估買賣證券之未變現收益		(347)	(1,319)
營運資本變動前經營虧損		(51,392)	(88,086)
應收保固金減少／（增加），非即期部分		2,881	(3,488)
其他資產減少／（增加）		63	(53)
存貨（增加）／減少		(3,029)	20,695
應收同系附屬公司款項減少／（增加）		79	(39)
應收少數投資者款項減少		—	5,478
貿易及其他應收款項減少		42,969	40,220
應收／應付客戶之合約工程總額減少淨額		1,626	15,608
已抵押存款減少		35,936	30,994
已凍結存款減少		7,017	28,983
應付居間控股公司款項減少		(3)	(3)
應付少數投資者款項增加		2,640	589
貿易及其他應付款項減少		(6,045)	(34,289)
其他負債（減少）／增加		(554)	638
滙兑調整		(748)	3
經營業務所得現金		31,440	17,250

(b) ***本公司***

本年度儲備之變動列示如下：

	股份溢價	實繳盈餘	資本贖回儲備	累計虧損	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年一月一日	409,738	575,220	769	(409,257)	576,470
本年度虧損	—	—	—	(95,633)	(95,633)
於二零零二年十二月三十一日	409,738	575,220	769	(504,890)	480,837
本年度溢利	—	—	—	1,567	1,567
於二零零三年十二月三十一日	409,738	575,220	769	(503,323)	482,404

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平價值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派實繳盈餘：倘(i)本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價賬之總和。

(d) 本公司於二零零三年十二月三十一日可供分派予股東之儲備總額約為72,666,000港元(二零零二年：71,099,000港元)。

28. 退休金責任

本集團為其香港之合資格僱員參與定額供款退休金計劃及強制性公積金(「**強積金**」)計劃。

本集團為其聘用之若干合資格僱員(「**該等僱員**」)提供一項定額供款退休金計劃。本集團須以該等僱員月薪5%之比率作為計劃之每月供款。而倘參與此定額供款計劃之該等僱員自加入本集團之日起計服務滿10年，則可於退休或離職時領取僱主全部供款連同應計利息；倘自加入本集團之日起計服務滿3至9年，則可領取僱主供款之30%至90%。

香港特區政府於二零零零年十二月一日推出強積金計劃(一項由獨立信託人管理之定額供款計劃)後，本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月分別按僱員根據強積金法例定義的現金收入5%作出供款。香港各附屬公司及僱員之供款上限均為每月1,000港元，超過此數額之額外供款屬自願性質，並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有，作為應計利益。用應計利益作投資所產生之投資收入或溢利(經計及該投資所產生之任何虧損後)亦即時歸屬予僱員。

6.　*接納之期限及接納購股權之應付金額*

根據新計劃而發出之購股權要約可於接獲要約當日起計28個營業日內接納，而接納購股權之應付金額為10港元

7.　*釐定認購價之基準*

認購價將於授出有關購股權時由董事會釐定，惟不可低於以下的最高者：

(i)　於授出有關購股權當日本公司股份於香港聯合交易所有限公司(「**聯交所**」)每日報價表所示之每股收市價；

(ii)　於緊接授出有關購股權當日前五個營業日本公司股份於聯交所每日報價表所示之每股平均收市價；及

(iii)　本公司股份之面值

8.　*新計劃之剩餘期限*

新計劃於二零零三年五月二十九日採納，由採納日期起計10年內有效

27.　儲備

(a)　*本集團*

本年度儲備之變動列示如下：

	股份溢價	實繳盈餘	資本贖回儲備	投資重估儲備	累計虧損	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年一月一日	409,738	601,415	769	—	(453,021)	558,901
換算海外附屬公司賬目所產生之滙兑差額	—	—	—	—	153	153
重估非買賣證券之虧絀	—	—	—	(360)	—	(360)
本年度虧損	—	—	—	—	(136,854)	(136,854)
於二零零二年十二月三十一日	409,738	601,415	769	(360)	(589,722)	421,840
換算海外附屬公司賬目所產生之滙兑差額	—	—	—	—	(492)	(492)
重估非買賣證券之盈餘	—	—	—	11,880	—	11,880
本年度虧損	—	—	—	—	(35,739)	(35,739)
於二零零三年十二月三十一日	409,738	601,415	769	11,520	(625,953)	397,489

26. 股本

	二零零三年		二零零二年	
	股數	金額	股數	金額
	千股	*千港元*	*千股*	*千港元*
法定：				
每股面值0.1港元普通股	2,000,000	200,000	2,000,000	200,000
已發行及繳足：				
每股面值0.1港元普通股	772,182	77,218	772,182	77,218

(a) ***購股權***

於二零零三年五月二十九日，本公司採納一項新購股權計劃(「**新計劃**」)。於新計劃採納當日起至二零零三年十二月三十一日止期間，概無據此授出購股權。同日，本公司於一九九三年九月三十日採納之舊購股權計劃(「**舊計劃**」)已告終止。於二零零三年十二月三十一日及二零零二年十二月三十一日，概無根據新計劃及舊計劃授出而尚未行使之購股權。

1. *新計劃之目的*

認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻

2. *新計劃之參與者*

本集團屬下任何公司之董事、僱員、諮詢人、顧問、承包商或與本集團屬下任何公司有業務或其他關係之任何人士，或董事會全權酌情認為曾經、將會或可能對本集團作出貢獻之任何人士

3. *股份數目上限*

因行使根據新計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可能發行之股份數目上限，合共不得超過本公司不時之已發行股本30%

4. *根據購股權須認購股份之期限*

本公司董事會或會全權酌情釐定行使購股權之期限及知會各承授人，惟該期限不得超過由本公司董事會發出購股權要約當日起計10年，提早終止除外

5. *須於行使前持有購股權之最短期限*

不適用

(a) 於二零零三年十二月三十一日，本集團之融資租賃負債須於以下期間償還：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
一年內	35	192
第二至第五年	—	64
	35	256
融資租賃之未來融資費用	(7)	(29)
融資租賃負債之現值	28	227

融資租賃負債之現值分析如下：

一年內	28	169
第二至第五年	—	58
	28	227

25. 遞延稅項

遞延稅項乃採用負債法就短暫時差按主要稅率17.5%（二零零二年：16%）全數計算。

與稅務虧損有關之遞延稅項資產於年內之變動如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
於一月一日	979	—
在損益表（扣除）／計入之遞延稅項 *(見附註6)*	(47)	979
於十二月三十一日	932	979

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉之稅務虧損作確認。於二零零三年十二月三十一日，本集團於香港之可結轉而用作與未來應課稅收入抵銷之未確認稅務虧損約為359,717,000港元（二零零二年：450,397,000港元）；該等稅務虧損概無屆滿日期。此外，本集團於二零零三年十二月三十一日在中國之未確認稅務虧損約為16,489,000港元（二零零二年：10,323,000港元）；該等稅務虧損將於五年內屆滿。

23. 短期借款

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
銀行透支，有抵押	37,041	67,444
信託收據銀行借款，有抵押	3,253	26,024
銀行借款，有抵押	26,455	26,526
長期借款之即期部份 *(見附註24)*	28	11,050
少數投資者之借款*(a)*	4,527	3,320
	71,304	134,364

(a) 該項結餘為無抵押，年息率為5.31%，並須於下年度償還。

24. 長期借款

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
銀行借款，有抵押	—	10,881
融資租賃之責任*(a)*	28	227
	28	11,108
長期借款之即期部份 *(見附註23)*	(28)	(11,050)
	—	58

本集團之長期借款分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
銀行借款		
須於一年內悉數償還	—	10,881
融資租賃之責任		
須於五年內悉數償還	28	227
	28	11,108

(a) 貿易、票據及合約應付賬款之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
0至30日	6,894	28,893
31至60日	1,394	2,085
61至90日	1,124	2,182
超過90日	67,384	88,021
	76,796	121,181

(b) 撥備

	銀行擔保撥備	本集團合約工程撥備	總額
	千港元	千港元	千港元
於二零零三年一月一日	—	7,028	7,028
增加	10,148	—	10,148
於二零零三年十二月三十一日	10,148	7,028	17,176

銀行擔保撥備指就於年內不合併之附屬公司（*見附註29(b)*）之銀行信貸所提供擔保而作出之撥備。

合約工程撥備指承包商及其他第三者就若干合約工程向本集團提出索償之款項。

	本公司銀行擔保撥備
	千港元
於二零零三年一月一日	96,817
增加	9,358
減：已付款項	(56,097)
於二零零三年十二月三十一日	50,078

該款項指本公司就若干現有附屬公司及一間於年內不合併之附屬公司（*見附註29(b)*）所獲之銀行信貸而向多間銀行提供之擔保而作出之撥備。

於二零零三年十二月三十一日，客戶持有合約工程保固金約607,000港元（二零零二年：3,488,000港元）及3,883,000港元（二零零二年：18,313,000港元）已分別計入於非流動應收保固金及於附註18之本集團之貿易及其他應收款項。

20. 買賣證券

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
按公平值：		
香港上市之股本證券	2,142	7,738
海外上市之股本證券	—	12,905
	2,142	20,643
上市證券之公開市值	2,142	20,643

21. 現金及銀行存款

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
銀行存款*(a)*	199,126	210,514	176,032	168,320
庫存現金	162	126	—	—
	199,288	210,640	176,032	168,320

(a) 於二零零二年十二月三十一日，銀行存款內包括因與一間銀行（「該銀行」）之糾紛而被凍結之淨額約為7,017,000港元，即一筆銀行存款本金連利息但扣除就不可收回部份作4,700,000港元撥備之總額。於二零零三年八月十四日，本公司與該銀行訂立和解協議以解決糾紛，及其後該銀行已於二零零三年八月二十二日向本公司發回該筆淨額。

22. 貿易及其他應付款項

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
貿易、票據及合約應付賬款*(a)*	76,796	121,181	3,326	85
應付保固金	1,840	7,590	—	—
應計費用及應付建築成本	28,756	33,061	3,924	3,355
撥備*(b)*	17,176	7,028	50,078	96,817
臨時收款	165	5,016	—	—
已收租金按金	1,131	1,557	—	—
其他	10,001	15,277	—	—
	135,865	190,710	57,328	100,257

18. 貿易及其他應收款項

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
貿易及合約應收款項，淨額*(a)*	32,094	70,986	—	—
應收保固金 *(見附註19)*	3,883	18,313	—	—
按金	1,529	7,820	910	6,335
預付款項	1,002	1,260	462	221
其他	9,884	4,833	6,450	484
	48,392	103,212	7,822	7,040

(a)　貿易及合約應收款項之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
0至30日	28,233	44,804
31至60日	5,715	12,435
61至90日	5,559	5,045
超過90日	47,083	94,862
	86,590	157,146
減：呆壞賬撥備	(54,496)	(86,160)
	32,094	70,986

本集團一般自發票日期起給予30日至60日信貸期。

19. 在建工程合約

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
已發生之合約成本加應佔溢利減可見將來之虧損	609,171	1,211,952
減：目前之工程進度賬款	(622,273)	(1,226,244)
	(13,102)	(14,292)
包括於流動資產／(負債)：		
應收客戶之合約工程總額	3,261	13,055
應付客戶之合約工程總額	(16,363)	(27,347)
	(13,102)	(14,292)

15. 其他資產

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*
可轉讓債券	1,312	1,492	1,312	1,492
其他	426	834	—	—
	1,738	2,326	1,312	1,492

16. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
製造及貿易存貨*(a)*		
原料	5,212	7,007
在製品	231	1,052
製成品	10,601	9,529
	16,044	17,588
減：陳舊存貨撥備	(8,465)	(6,842)
	7,579	10,746
發展中物業 — 位於中國*(b)*	222,172	215,772
減：可變現淨值撥備	(11,276)	—
	210,896	215,772
持作出售物業	—	2,709
持作出售機器	—	4,713
減：可變現淨值撥備	—	(4,213)
	—	500
	218,475	229,727

(a)　若干存貨乃根據信託收據借款安排持有*(見附註30)*。

(b)　發展中物業預期於一年後收回，其他所有存貨均預期於一年內收回。

17. 應收／應付少數投資者款項

與少數投資者之間之結餘為無抵押、免息及無固定還款期。

附屬公司百聞防火門（香港）有限公司則為其合營者。根據合營協議之條款，中方合營者有權享有每年固定分配金額60,000元人民幣。百聞防火門（香港）有限公司有權分享扣除向中方合營者作出之分配後東莞百聞之所有溢利／虧損。

(iii) 多利加建設工程有限公司（「**多利加建設**」）乃一間於中國成立之中外合資合營企業，營運期為期30年，直至二零二七年為止，而本公司擁有51%權益之附屬公司多利加工程有限公司則為其合營者。根據合營協議之條款，中方合營者有權享有每年固定分配金額300,000元人民幣。多利加工程有限公司有權分享扣除向中方合營者作出之分配後多利加建設之所有溢利／虧損。

(iv) 珠海東方海天置業有限公司（「**海天置業**」）乃一間於中國成立之中外合資合營公司，營運期為期8年，直至二零零七年為止*（見附註36）*。

(d) 本公司已承諾繼續對若干出現負債淨額之附屬公司日後營運提供資助。

14. 非買賣證券

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
股本證券：		
香港上市，按公平值	28,440	16,560
非上市證券成本值*(a)*	243,600	243,600
減：減值撥備	(243,600)	(243,600)
	—	—
	28,440	16,560
上市證券之公開市值	28,440	16,560

(a) 二零零三年十二月三十一日，本集團持有京域高速公路有限公司（「**京域**」）普通股本約15.3%（二零零二年：15.3%）。京域於英屬處女群島註冊成立。根據香港特別行政區（「**香港特區**」）高等法院於二零零零年六月十二日向京域主要附屬公司京冠高速公路有限公司（「**京冠**」）發出之清盤令，清盤人已扣留京冠之所有財務資料。因此，京域之原投資成本約為243,600,000港元已作全數撥備。

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(*i*)	本集團之實際持股量	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
多利加工程(集團)有限公司	英屬處女群島／香港及中國	100股每股面值1美元	51	—	51	投資控股
多利加工程有限公司	香港	1,000,000股每股面值0.01港元及1,000,000股無投票權遞延股每股面值1港元	51	—	51	電機及機械工程業務
Polycrown International Engineering Limited Inc.	巴拿馬共和國	500股	51	—	51	貿易、市場推廣及設計
綽利有限公司	薩摩亞／挪威	1股面值1美元	100	—	100	投資控股
天業管理有限公司	香港	2股每股面值1港元	100	—	100	物業管理
溢成置業有限公司	香港／中國	2股每股面值1港元	100	—	100	物業投資
Virtyre Limited	香港	2股每股面值10港元	100	—	100	物業投資
Wellstep Management Limited	英屬處女群島／香港	30,000股每股面值1美元	52	—	52	投資控股
燊利有限公司	香港	100股每股面值10港元	100	—	100	證券買賣
珠海東方海天置業有限公司(*iv*)	中國	44,000,000元人民幣	80	—	80	物業發展

(*i*) 除另有指明外，所持有之股份類別均屬普通股。截至二零零三年十二月三十一日止年度內任何時間，各附屬公司概無發行任何借貸股本。

(*ii*) 東莞百聞防火門有限公司(「**東莞百聞**」)乃一間於中國成立之中外合資合營企業，營運期為期12年，直至二零零五年為止，而本公司擁有52%權益之

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	本集團之實際持股量	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
積架發展有限公司	英屬處女群島	1股面值1美元	100	—	100	投資控股
積架石油化工有限公司	香港	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元	100	—	100	潤滑油及化工產品製造及貿易
積架石油化工集團有限公司	英屬處女群島／香港及中國	100股每股面值1美元	100	—	100	投資控股
Jaeger Trading (Overseas) Limited	尼維斯群島	2股每股面值1愛爾蘭元	100	—	100	提供代理及顧問服務
金文實業有限公司	香港	1,000股每股面值1港元	100	—	100	證券買賣
景禮發展有限公司	香港	1,000股每股面值1港元	100	—	100	為其他集團公司提供融資服務
凌駿有限公司	香港	2股每股面值1港元	100	—	100	物業投資
東方有色有限公司	香港	2股每股面值1港元	100	—	100	投資控股
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	100	—	為其他集團公司提供融資服務
ONFEM Investments Limited	英屬處女群島／香港	100股每股面值10美元	100	100	—	投資控股
Pedviking Pty. Limited	澳洲	250股每股面值1澳元	100	—	100	物業發展
多利加建設工程有限公司(iii)	中國	5,000,000美元	51	—	51	電機及機械工程業務

(b)　應收附屬公司款項為無抵押、免息及應要求償還。

(c)　以下為本公司於二零零三年十二月三十一日之主要附屬公司之名單：

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	本集團之實際持股量	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
慧珠發展有限公司	香港	1,000股每股面值1港元	100	—	100	物業投資
爭輝有限公司	香港	500,000股每股面值1港元	100	—	100	提供管理服務
輝中有限公司	香港	10,000股每股面值1港元	100	—	100	物業投資
東莞百聞防火門有限公司(ii)	中國	12,062,711元人民幣	52	—	52	製造防火門
東昌(香港)有限公司	香港	2股每股面值1港元	100	—	100	物業投資
銀豐工程有限公司	香港／香港及中國	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元	52	—	52	銷售及安裝防火材料及產品
銀豐集團有限公司	英屬處女群島／香港及中國	10,000股每股面值1美元及4股無投票權遞延股每股面值1美元	52	—	52	投資控股
Fantasia Venture Limited	英屬處女群島／中國	1股面值1美元	100	—	100	投資控股
富利暉有限公司	香港	2股每股面值1港元	100	—	100	物業投資
Geraldine Profits Limited	英屬處女群島／香港	1股面值1美元	100	—	100	證券買賣
鴻威置業有限公司	香港／中國	2股每股面值1港元	100	—	100	物業投資

(b) 投資物業以及土地及樓宇按其賬面淨值之分析如下：

	投資物業		土地及樓宇	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
位於香港				
長期租約（超過50年）	202,930	210,900	2,970	3,530
中期租約（10-50年）	—	—	—	4,172
位於中國				
長期租約（超過50年）	3,580	3,860	—	—
中期租約（10-50年）	—	—	4,750	5,352
	206,510	214,760	7,720	13,054

(c) 投資物業於二零零三年十二月三十一日由獨立測量師第一太平戴維斯（香港）有限公司及捷利行測量師行有限公司按公開市值重新估值。約8,250,000港元（二零零二年：27,378,000港元）之重估虧絀已計入損益表。

(d) 一項投資物業面值約195,000,000港元（二零零二年：206,422,000港元）已抵押為本集團之銀行融資抵押品*(見附註30)*。

13. 於附屬公司之投資

	本公司	
	二零零三年	二零零二年
	千港元	千港元
非上市股份 — 按成本值	695,296	695,296
減：減值撥備	(695,296)	(695,296)
	—	—
貸款予附屬公司*(a)*	49,725	100,141
減：附屬公司之貸款撥備	(45,726)	(99,802)
	3,999	339
應收附屬公司款項*(b)*	917,145	931,941
減：應收附屬公司之款項撥備	(514,456)	(512,055)
	402,689	419,886
	406,688	420,225

(a) 給予附屬公司之貸款包括一筆給予一間附屬公司之免息貸款約2,587,000港元（二零零二年：3,627,000港元）。其餘款項乃按商業貸款利率計息。所有未償還貸款均為無抵押，並應要求償還。

該兩名(二零零二年：三名)最高薪金人士之酬金範圍如下：

	二零零三年	二零零二年
零至1,000,000港元	—	—
1,000,001港元至1,500,000港元	—	1
1,500,001港元至2,000,000港元	2	1
2,000,001港元至2,500,000港元	—	—
2,500,001港元至3,000,000港元	—	—
3,000,001港元或以上	—	1
	2	3

年內，本集團概無向該五名最高薪金人士支付任何酬金作為加入本集團之獎勵或作為離任之補償。

12. 固定資產

(a) 本集團於年內之固定資產變動如下：

	投資物業	土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值							
於二零零三年一月一日	214,760	24,122	11,201	15,687	17,632	7,405	290,807
添置	—	—	713	405	534	420	2,072
重估虧絀	(8,250)	—	—	—	—	—	(8,250)
不合併附屬公司之影響 *(見附註29(b))*	—	(10,773)	(2,545)	(5,097)	(6,569)	(1,890)	(26,874)
出售	—	(2,364)	(35)	(39)	(286)	(79)	(2,803)
於二零零三年十二月三十一日	206,510	10,985	9,334	10,956	11,311	5,856	254,952
按成本值或估值之分析如下：							
成本值	—	10,985	9,334	10,956	11,311	5,856	48,442
專業估值 — 二零零三年	206,510	—	—	—	—	—	206,510
	206,510	10,985	9,334	10,956	11,311	5,856	254,952
累計折舊及減值虧損							
於二零零三年一月一日	—	11,068	9,224	12,802	15,837	6,124	55,055
本年度折舊	—	149	1,385	829	571	562	3,496
減值虧損撥減	—	1,072	79	—	131	—	1,282
不合併附屬公司之影響 *(見附註29(b))*	—	(7,397)	(2,545)	(5,097)	(6,569)	(1,890)	(23,498)
出售	—	(1,627)	(35)	(4)	(182)	(14)	(1,862)
於二零零三年十二月三十一日	—	3,265	8,108	8,530	9,788	4,782	34,473
賬面淨值							
於二零零三年十二月三十一日	206,510	7,720	1,226	2,426	1,523	1,074	220,479
於二零零二年十二月三十一日	214,760	13,054	1,977	2,885	1,795	1,281	235,752

11. 董事及高級行政人員酬金

(a) 董事酬金

年內應付本公司董事之酬金總額如下：

	二零零三年 *千港元*	二零零二年 *千港元*
執行董事		
袍金	—	200
薪金及津貼	5,314	5,639
退休金計劃供款	60	20
獨立非執行董事		
袍金	910	1,107
	6,284	6,966

年內，本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償。

按董事數目及酬金範圍之董事酬金分析如下：

	二零零三年	二零零二年
零至1,000,000港元	7	6
1,000,001港元至1,500,000港元	2	—
1,500,001港元至2,000,000港元	—	1
2,000,001港元至2,500,000港元	1	1
	10	8

年內，概無任何董事就彼等向本集團提供之服務放棄酬金（二零零二年：無）。

(b) 五名最高薪金人士

五名最高薪金人士包括三名（二零零二年：兩名）執行董事，其酬金於上文(a)項中披露。其餘兩名（二零零二年：三名）人士之酬金詳情如下：

	二零零三年 *千港元*	二零零二年 *千港元*
薪金及津貼	2,964	5,560
退休金計劃供款	214	321
	3,178	5,881

本集團除稅前虧損之稅項與採用香港稅率計算之理論金額之差異如下：

	二零零三年	二零零二年
	千港元	*千港元*
除稅前虧損	(37,194)	(136,225)
按稅率17.5%（二零零二年：16%）計算	(6,509)	(21,796)
其他國家不同稅率之影響	3,507	3,224
毋須課稅收入	(38,303)	(26,454)
不可扣稅之開支	32,934	26,290
未確認稅項虧損	8,557	19,099
因稅率增加產生之遞延稅項資產淨值增加	(91)	—
稅項支出	95	363

7.　股東應佔虧損

股東應佔綜合虧損包括於本公司賬目中溢利約1,567,000港元（二零零二年：95,633,000港元之虧損）。

8.　股息

董事會不建議就截至二零零三年十二月三十一日止年度派發股息（二零零二年：無）。

9.　每股虧損

每股基本虧損乃按普通股股東應佔綜合虧損約35,739,000港元（二零零二年：136,854,000港元）及年內已發行股份之加權平均數772,181,783股（二零零二年：772,181,783股）計算。

由於年內並無存在攤薄潛在股份，故並無呈列每股攤薄虧損。

10.　員工成本

	二零零三年	二零零二年
	千港元	*千港元*
不包括董事酬金：		
工資	35,346	51,896
未用年假	296	1,470
長期服務金（撥回）／撥備	(322)	2,355
退休金成本 — 定額供款計劃	1,527	1,338
	36,847	57,059

5. 財務成本

	二零零三年 千港元	二零零二年 千港元
銀行借款及透支		
須於五年內悉數償還	6,197	9,450
毋須於五年內悉數償還	—	126
少數投資者借款		
須於五年內悉數償還	224	40
融資租賃	21	25
	6,442	9,641
減：撥充發展中物業之借款成本*(a)*	(1,582)	(1,938)
	4,860	7,703

(a)　借款成本按年利率5.31%(二零零二年：5.04%至6.44%)撥充資本。

6. 稅項

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備(二零零二年：無)。海外溢利之稅項乃以本年度估計應課稅溢利根據本集團經營業務所在國家之現行稅率計算。

在綜合損益表扣除之稅項如下：

	二零零三年 千港元	二零零二年 千港元
香港利得稅		
過往年度超額撥備	(109)	(338)
海外稅項	157	1,680
撥回／(產生)短暫時差之遞延稅項*(見附註25)*	47	(979)
稅項支出	95	363

4. 經營虧損

經營虧損經扣除／(計入)以下各項列賬：

	二零零三年 千港元	二零零二年 千港元
投資物業之租金及管理費收入總額	(10,826)	(10,472)
減：開支	2,039	1,964
	(8,787)	(8,508)
售出存貨成本	24,640	38,743
退休金計劃供款，扣除已沒收供款	1,587	1,358
土地及樓宇之經營租賃	4,117	4,751
減：撥充發展中物業之金額	(175)	(241)
	3,942	4,510
核數師酬金	1,850	2,200
滙兑收益淨額	(9,146)	(3,413)
出售固定資產虧損／(收益)	108	(959)
固定資產之減值虧損	1,282	9,394
折舊		
自置固定資產	3,447	4,703
租賃固定資產	49	143
	3,496	4,846
減：撥充發展中物業之金額	(175)	(146)
	3,321	4,700
出售持作出售機器之收益	(1,420)	—
員工成本*(不包括董事酬金，見附註10)*	36,847	57,059
陳舊存貨及可變現淨值撥備	1,878	1,171
呆壞賬撥備*(a)*	2,000	7,031
應收客戶之合約工程總額之撥備	1,573	347
其他資產減值撥備	525	—
重估買賣證券之未變現收益	(347)	(1,319)

(a) 向本公司一間前居間控股公司中國有色金屬(香港)集團有限公司(「**中國有色(香港)**」)提供貸款之撥備撥回約2,162,000港元，抵銷呆壞賬撥備。中國有色(香港)之清盤人已於年內支付上述款項，作為向中國有色(香港)無抵押債權人派付之首批中期股息。

(d)　***次要報告方式 — 地區分類***

本集團業務遍佈全球，但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外，香港及澳門、及中華人民共和國(除香港及澳門以外)(「中國」)為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營：

香港及澳門：　建築及工程合約、製造及貿易、物業租賃及證券投資及買賣

中國：　建築及工程合約、製造及貿易及物業發展

澳洲：　物業發展

東南亞國家：　製造及貿易

於呈列地區分類之資料時，分類收益乃按客戶之地區位置為計算基準。分類資產及資本開支則按資產之地區位置為計算基準。

	香港及澳門		中國		澳洲		東南亞國家		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
對外銷售	98,446	193,797	62,213	130,530	—	7,421	282	420	160,941	332,168
分類資產	285,199	376,425	225,699	275,510	32	7,425	—	—	510,930	659,360
資本開支	1,096	802	976	994	—	—	—	—	2,072	1,796

分類營業額及業績

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		抵銷項目		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入														
外部客戶銷售	86,056	250,272	57,797	62,591	10,826	10,472	—	7,421	6,262	1,412	—	—	160,941	332,168
業務單位間之銷售	—	—	1,139	19,516	—	—	—	—	—	—	(1,139)	(19,516)	—	—
	86,056	250,272	58,936	82,107	10,826	10,472	—	7,421	6,262	1,412	(1,139)	(19,516)	160,941	332,168
業績														
分類業績	(38,176)	(91,845)	(3,671)	(7,125)	(4,657)	(19,355)	(10,936)	8,674	6,300	2,590	—	—	(51,140)	(107,061)
不合併附屬公司之收益													38,747	—
未分配之企業開支淨額													(19,941)	(21,461)
經營虧損													(32,334)	(128,522)
財務成本													(4,860)	(7,703)
稅項													(95)	(363)
少數股東權益													1,550	(266)
股東應佔虧損													(35,739)	(136,854)

分類資產負債表及其他分類資料

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產負債表												
分類資產	30,015	146,763	27,925	25,514	208,515	217,542	212,179	226,073	32,296	43,468	510,930	659,360
未分配之企業資產											266,072	280,604
總資產											777,002	939,964
分類負債	92,641	167,065	10,353	10,938	3,484	6,249	35,144	34,315	—	1	141,622	218,568
未分配之企業負債											129,895	188,266
總負債											271,517	406,834
其他資料												
年內產生之資本開支	633	503	1,039	938	57	56	145	63	—	—		
折舊	874	2,026	1,992	2,006	46	246	229	—	3	3		
於損益表中確認之減值虧損	546	8,349	477	—	—	—	—	—	—	—		
直接計入股本權益之已確認減值虧損	—	—	—	—	—	—	—	—	—	360		
折舊以外之非現金開支╱(收入)	3,403	10,575	3,715	570	8,488	27,468	11,276	—	(347)	(1,319)		

	二零零三年	二零零二年
	千港元	*千港元*

(b) 其他收入

銀行存款之利息收入	3,951	6,041
貸款予已不合併之一間附屬公司之利息收入	139	—
其他	411	2,714
	4,501	8,755
總收入	165,442	340,923

(c) 主要報告方式 — 業務分類

根據本集團之內部財務報告方式，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

建築及工程合約： 設計及安裝玻璃幕牆及鋁窗、機電工程施工及其他合約業務。

製造及貿易： 潤滑油及化工產品、木門及防火材料製造及貿易。

物業租賃： 從出租物業賺取租金收入，並自物業升值中獲取收益。

物業發展： 發展住宅及商用物業。

證券投資及買賣： 買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

(p) **借貸成本**

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部份成本。

所有其他借貸成本均於發生年度內在損益表支銷。

(q) **外幣換算**

以外幣進行之交易，均按交易當日之滙率換算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率換算。由此產生之滙兑差額均計入損益表。

附屬公司以外幣顯示之資產負債表均按結算日之滙率換算，而損益表則按平均滙率換算。由此產生之滙兑差額作為儲備變動入賬。

(r) **分類報告**

按照本集團之內部財務報告，本集團已決定將業務分類作為主要報告形式，而地區分類則以次要報告形式呈列。

未分配成本意指企業整體性開支。分類資產主要包括固定資產、證券投資、存貨、應收款項及營運現金。分類負債指營運負債，但不包括如税項及若干企業借款等項目。資本開支計有增購固定資產，包括透過收購附屬公司而添置之資產。

至於地區分類報告，銷售額乃以客戶所在國家為基準，而總資產及資本開支乃按資產所在地計算。

3. 營業額、收入及分類資料

本集團主要從事建築及工程合約業務、潤滑油及化工產品、門及防火材料之製造及貿易、物業租賃、物業發展以及證券投資及買賣。

	二零零三年 *千港元*	二零零二年 *千港元*
(a) **營業額**		
建築及工程合約	86,056	250,272
製造及貿易	57,797	62,591
物業租賃	10,826	10,472
物業發展	—	7,421
證券投資及買賣	6,262	1,412
	160,941	332,168

或然資產不會確認，但會於經濟收益很有可能流入時在賬目附註中披露。若實質確定有收益流入，則確認為資產。

(n) 僱員福利

(i) 僱員應享假期

僱員在年假之權利在僱員應享有時確認，並會因應僱員於截至結算日止期間提供服務而應享之年假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假，直至僱員休假時方會確認。

(ii) 退休金責任

本集團參與多個定額供款退休金計劃，計劃之資產一般由獨立管理之基金持有。退休金計劃一般由僱員及有關集團公司供款。

(iii) 購股權

本公司設有一項購股權計劃，據此可向若干董事及合資格人士授出購股權。本公司並未確認任何補償成本。購股權獲行使時，扣除任何交易費用後之所得款項將計入股本及股份溢價內。

(o) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者為準)予以資本化。每期租金均分攤為資本性支出及財務費用，以達到資本結欠比率常數比率。相應租賃責任在扣除財務費用後計入負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款，在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。

已發生之成本總額及於每份合約中確認之溢利／虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利(減已確認虧損)超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利(減已確認虧損)，則結餘將於流動負債下列作應付客戶之合約工程總額。

(j) ***現金及現金等值項目***

就現金流量表而言，現金及現金等值項目包括庫存現金、銀行通知存款、於投資日起計三個月內或以下到期之現金投資及銀行透支。

(k) ***撥備***

當本集團因過往事件須承擔現有之法律性或推定性的責任，而在履行責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認為撥備。當本集團預計撥備可獲補償，如根據保險合約獲補償，則將補償金確認為一項獨立資產，惟只能在補償金可實質確定時確認。

(l) ***遞延稅項***

遞延稅項按資產及負債之稅基與其賬面值兩者之短暫時差以負債法作出全數撥備，並根據結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

於過往年度，遞延稅項乃就應課稅溢利與賬目溢利之時差以當時稅率入賬，惟以負債或資產預計於可見之未來可支付或收回之情況為限。採納新訂會計實務準則第12號造成會計政策發生變動，然而對過往年度之業績並無重大影響。因此，毋須就過往年度作出調整。

(m) ***或然負債及或然資產***

或然負債指因為過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會確認，但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則會確認撥備。

或然資產指因為過往事件而可能產生之資產，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。

倘有客觀證據顯示個別投資出現減值，則記錄於重估儲備之累計虧損將轉撥往損益表。

(ii) *買賣證券*

買賣證券乃按公平值列賬。於各結算日，買賣證券之公平值變動引致之未變現盈虧淨額均在損益表中確認。出售買賣證券之溢利或虧損，指出售所得款項淨額與賬面值之差額，在產生時於損益表中確認。

(g) 存貨

(i) *製造及貿易*

存貨乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算，包括原料、直接勞工及應佔之所有生產成本。可變現淨值乃以預期出售所得款項減估計銷售費用基準計算。

(ii) *發展中物業、持作出售之物業或土地*

發展中物業指在建土地及樓宇。發展中物業及持作出售物業或土地乃按成本值及可變現淨值之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支及該等物業之其他直接開發成本，包括利息。可變現淨值由董事按個別物業之現行市場價格估計，扣除預期出售時涉及之任何其他費用。

(h) 貿易及其他應收款項

貿易及其他應收款項如被視為呆壞賬則會作出撥備。資產負債表內之貿易及其他應收款項為扣除上述撥備之淨額。

(i) 在建工程合約

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

(iii)　*其他固定資產*

其他固定資產包括租賃物業裝修、廠房及機器、傢俬、裝置及設備以及汽車，乃按成本值減累計折舊及累計減值虧損列賬。

(iv)　*折舊*

根據有效期二十年或以下之租約持有之投資物業乃按租約之尚餘年期折舊。

租賃土地乃按租約剩餘之年期攤銷。其他固定資產乃按直線法於其估計可使用年期內，以適當折舊率將其成本值減累計減值虧損撇銷。基本年率如下：

租賃土地	按租約尚餘年期
樓宇	2%－5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5%－50%
傢俬、裝置及設備	10%－25%
汽車	20%－30%

將固定資產重修至其正常運作狀態之重大支出於損益表中扣除。資產改良支出乃資本化，並按其預計可用年期折舊。

(v)　*減值／銷售之收益或虧損*

本集團於每個結算日均會透過其內部及外界資料，以評估固定資產有否任何跡象顯示出現減值。倘有跡象顯示出現減值，則對資產之可收回價值作出評估，及(如適用)將其資產減至其可收回價值。減值虧損將於損益表中確認，除非該資產乃以估值列賬，而減值虧損並無超過該資產之重估盈餘，在此情況下，減值虧損則列作重估減值。

除投資物業外，出售固定資產之損益乃出售有關資產所得款項淨額與有關資產賬面值之差額，並於損益表內予以確認。任何仍屬於被出售的資產之重估儲備餘額乃轉撥至保留盈利(累計虧損)，並列作儲備變動。

***(f)*　證券投資**

(i)　*非買賣證券*

持有作非買賣用途之投資乃按公平值列賬，個別證券之公平值之變動乃計入投資重估儲備或於投資重估儲備中扣除，直至出售該等證券或確定該等證券出現減值為止。於出售後，累計收益或虧損(即有關證券之銷售所得款項淨額與其面值兩者之差額)以及轉撥自投資重估儲備之任何盈餘／虧絀乃於損益表處理。

(c) ***商譽／負商譽***

商譽乃指收購成本超逾於收購日本集團應佔所收購附屬公司淨資產之公平值之數額。

負商譽乃指本集團應佔所收購之淨資產之公平值超逾收購成本之數額。

(d) ***收入確認***

合約收入確認之會計政策載於附註2(i)。

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認，一般與貨品傳送至客戶及所有權轉讓時間一致。

經營租賃租金收入乃按租約期以直線法確認。

出售已落成物業收入於物業所有權轉讓予買方時確認。

出售買賣證券收入於買賣證券所有權轉讓予買方時確認。

利息收入根據未償還之本金及適用之利率按時間比例確認。

股息收入於收取款項之權利確定時確認。

(e) ***固定資產***

(i) *投資物業*

投資物業乃所持土地及樓宇之權益，而該等土地及樓宇之建築及發展工程已完竣，並持作投資用途，任何租金收入均按公平原則磋商。

投資物業乃按獨立估值師每年釐定之公開市值列賬。估值是以有關個別物業之公開市值為計算基準，而土地及樓宇則不設分開列值，所得估值乃反映於年度賬目內。增值部份撥入投資物業重估儲備；減值部份首先以整個物業投資組合為基礎與先前增值之部份對銷，其後則從經營溢利中支銷。其後如有任何增值將以先前扣減之金額為限撥入經營溢利。

在出售投資物業時，先前重估有關之已變現重估儲備部份，自投資物業重估儲備撥入損益表。

(ii) *其他物業*

其他物業指非投資物業及發展中物業之土地及樓宇權益，並以成本值減累計折舊及累計減值虧損列賬。

賬目附註

1. 組織及業務

東方有色集團有限公司(「本公司」)於百慕達註冊成立。本公司乃投資控股公司。本公司附屬公司主要業務及其他詳情載於賬目附註13。

2. 主要會計政策

(a) ***編製基準***

本公司及其附屬公司(「本集團」)之賬目乃根據香港普遍採納之會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒佈之會計標準編撰。除下文會計政策披露之若干物業及證券投資以公平值列賬外，本集團賬目乃以歷史成本常規法編撰。

於本年度，本集團採納由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第12號「所得稅」，該準則於二零零三年一月一日或以後開始之會計期間生效。

本集團會計政策之變動及採納該新訂準則之影響載列如下。

(b) ***綜合賬目***

綜合賬目包括本公司及其附屬公司截至十二月三十一日止之賬目。

附屬公司乃指本公司可直接或間接控制超過一半投票權之實體；有權規管該公司之財務及營運政策；委任或撤換董事會大部份成員，或控制董事會大部份投票權。

年內所收購或出售之附屬公司之業績自收購生效日期起或直至出售之生效日期(如適用)計入綜合損益表內。

本集團內公司間一切重大交易及結存均於併賬時對銷。

出售附屬公司之盈利或虧損乃指出售所得之收入與本集團所佔該公司之資產淨值之差額，連同任何未攤銷之商譽或負商譽，或已撥入儲備但過去並未從綜合損益表中支銷或確認之商譽／負商譽。

少數股東權益乃指外間之股東在附屬公司內應佔經營業績及資產淨值之權益。

在本公司之資產負債表內，於附屬公司之投資乃按成本值減任何減值虧損撥備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

綜合現金流量表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
經營活動之現金流量			
經營業務所得現金	29(a)	31,440	17,250
已付利息		(6,442)	(9,641)
已付海外稅項		(738)	(37)
經營活動所得現金淨額		24,260	7,572
投資活動之現金流量			
購買固定資產		(2,072)	(1,796)
出售固定資產所得款項		833	434
購買買賣證券		(5,214)	—
收取上市投資之股息		788	1,058
出售買賣證券所得款項		29,536	18,590
已收利息		4,090	6,041
不合併附屬公司	29(c)	(3,530)	—
投資活動所得現金淨額		24,431	24,327
融資活動之現金流量	29(d)		
新增借款		3,600	3,416
償還借款		(199)	(61,002)
融資活動所得／(動用)現金淨額		3,401	(57,586)
現金及現金等值項目增加／(減少)		52,092	(25,687)
外幣滙率變動影響		—	191
於一月一日之現金及現金等值項目		110,155	135,651
於十二月三十一日之現金及現金等值項目	29(e)	162,247	110,155

綜合股本權益變動表

截至二零零三年十二月三十一日止年度

	二零零三年 *千港元*	二零零二年 *千港元*
於一月一日之股本權益總額	499,058	636,119
重估非買賣證券之盈餘／(虧絀)	11,880	(360)
換算海外附屬公司賬目所產生之滙兑差額	(492)	153
未於損益表中確認之淨收益／(虧損)	11,388	(207)
本年度虧損	(35,739)	(136,854)
於十二月三十一日之股本權益總額	474,707	499,058

資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之投資	13	406,688	420,225
其他資產	15	1,312	1,492
		408,000	421,717
流動資產			
貸款予附屬公司	34	—	4,666
其他應收款項	18	7,822	7,040
已抵押存款	30	25,096	56,574
現金及銀行存款	21	176,032	168,320
		208,950	236,600
流動負債			
貿易及其他應付款項	22	57,328	100,257
應付同系附屬公司款項		—	5
		57,328	100,262
流動資產淨值		151,622	136,338
總資產減流動負債		559,622	558,055
資金來源：			
股本	26	77,218	77,218
儲備	27	482,404	480,837
		559,622	558,055

綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
固定資產	12	220,479	235,752
非買賣證券	14	28,440	16,560
遞延税項資產	25	932	979
應收保固金	19	607	3,488
其他資產	15	1,738	2,326
		252,196	259,105
流動資產			
存貨	16	218,475	229,727
應收同系附屬公司款項	33(b)	1	80
應收少數投資者款項	17	37	1,898
貿易及其他應收款項	18	48,392	103,212
應收客戶之合約工程總額	19	3,261	13,055
買賣證券	20	2,142	20,643
已抵押存款	30	53,210	101,604
現金及銀行存款	21	199,288	210,640
		524,806	680,859
流動負債			
應付居間控股公司款項		—	3
應付少數投資者款項	17	9,571	13,753
貿易及其他應付款項	22	135,865	190,710
應付客戶之合約工程總額	19	16,363	27,347
應付税項		32,005	34,433
短期借款	23	71,304	134,364
		265,108	400,610
流動資產淨值		259,698	280,249
總資產減流動負債		511,894	539,354
資金來源：			
股本	26	77,218	77,218
儲備	27	397,489	421,840
股東資金		474,707	499,058
少數股東權益		30,778	34,072
非流動負債			
長期借款	24	—	58
應付少數投資者款項	17	3,741	2,944
其他負債		2,668	3,222
		6,409	6,224
		511,894	539,354

以下載列本集團截至二零零二年及二零零三年十二月三十一日止年度之經審核綜合損益表、綜合資產負債表、綜合股本權益變動表、綜合現金流量表及賬目附註(複製自本公司二零零三年年報第47至第104頁)。

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	*3*	160,941	332,168
銷售成本		(122,140)	(318,831)
毛利		38,801	13,337
其他收入	*3*	4,501	8,755
分銷費用		(11,432)	(4,718)
行政開支	*33(a)*	(78,832)	(123,049)
其他經營開支		(4,593)	(3,835)
發展中物業撥備	*16*	(11,276)	—
投資物業重估虧損	*12(c)*	(8,250)	(27,378)
豁免部份若干應付款之收益		—	8,366
不合併附屬公司之收益	*29(b)*	38,747	—
經營虧損	*4*	(32,334)	(128,522)
財務成本	*5*	(4,860)	(7,703)
除稅前虧損		(37,194)	(136,225)
稅項	*6*	(95)	(363)
除稅後虧損		(37,289)	(136,588)
少數股東權益		1,550	(266)
股東應佔虧損	*7*	(35,739)	(136,854)
股息	*8*	—	—
每股基本虧損 *(港仙)*	*9*	(4.63)	(17.72)

A. 本集團之經審核財務資料

以下載列本集團截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度根據香港普遍採納之會計原則編製之經審核綜合損益表(摘錄自本公司於截至二零零二年及二零零三年十二月三十一日止年度年報)之概要。

	截至十二月三十一日止年度		
	二零零三年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*
營業額	160,941	332,168	315,580
銷售成本	(122,140)	(318,831)	(297,006)
毛利	38,801	13,337	18,574
其他收入	4,501	8,755	26,881
分銷費用	(11,432)	(4,718)	(3,837)
行政開支	(78,832)	(123,049)	(205,717)
其他經營開支	(4,593)	(3,835)	(1,823)
發展中物業撥備	(11,276)	—	—
投資物業重估虧損	(8,250)	(27,378)	(36,500)
豁免部份若干應付款之收益	—	8,366	—
不合併附屬公司之收益	38,747	—	—
非買賣證券減值撥備	—	—	(140,047)
居間控股公司貸款撥備	—	—	(23,803)
呆壞賬撥備 — 一項其他應收賬款	—	—	(20,000)
物業按金減值撥備撥回	—	—	12,000
一間附屬公司清盤之收益	—	—	200
經營虧損	(32,334)	(128,522)	(374,072)
財務成本	(4,860)	(7,703)	(8,731)
除稅前虧損	(37,194)	(136,225)	(382,803)
稅項	(95)	(363)	(13,944)
除稅後虧損	(37,289)	(136,588)	(396,747)
少數股東權益	1,550	(266)	23,013
股東應佔虧損	(35,739)	(136,854)	(373,734)
股息	—	—	—
每股基本虧損 *(港仙)*	(4.63)	(17.72)	(48.40)

證券及抵押

於二零零四年四月三十日，經擴大集團之銀行信貸合共約為91,596,000港元，並以已抵押定期存款約53,210,000港元、賬面值約195,000,000港元之經擴大集團之投資物業以及本公司所提供之企業擔保約54,900,000港元作為抵押。

B. 債務

借款

於二零零四年四月三十日營業時間結束時(即本文件付印前就本債務聲明而言之最後可行日期)，經擴大集團尚有未償還借款總額約97,717,000港元，包括銀行透支約38,735,000港元、信託收據銀行借款約3,223,000港元、財務機構之短期貸款約36,335,000港元、尚未償還之融資租賃責任約9,000港元、應付少數投資者款項約5,582,000港元、其他應付前少數投資者款項約12,141,000港元及其他應付第三者款項約1,692,000港元。

除上文所載者外，本集團並無任何其他已發行或授權發行或已設立但尚未發行之債務證券，而定期貸款均為有擔保、無擔保、有抵押及／或無抵押。

或然負債

於二零零四年四月三十日營業時間結束時(即本文件付印前就本債務聲明而言之最後可行日期)存在有關以下各項之或然負債：

本公司就若干附屬公司所獲之銀行信貸而尚未向多間銀行履行之企業擔保約54,900,000港元。

經擴大集團已承諾及履行為香港及中國內地多個客戶完成機電工程項目。就該等項目，經擴大集團可能就有關之應付税款而產生潛在額外費用。由於無法可靠釐定潛在額外費用(倘有)，故經擴大集團並無作出有關撥備。

除上文所述者及集團內公司間之負債及貿易應付賬款外，於二零零四年四月三十日營業時間結束時並無任何未償還之已發行或同意發行之借貸股本、銀行透支、貸款、債務證券或其他類似債務、承兑負債(一般貿易票據除外)或承兑信貸、債券、按揭、抵押、融資租賃或租購承擔、擔保或其他重大或然負債。

	本集團	上海金橋 (附註1)	備考調整		備考綜合調整		備考綜合經擴大集團
	千港元	千港元	千港元	附註	千港元	附註	千港元
流動負債							
應付少數投資者款項	9,571	2,538					12,109
貿易及其他應付款項	135,865	53,058			(13,002)	3	175,921
應付客戶之合約工程總額	16,363	1,172					17,535
應付稅項	32,005	—					32,005
短期借款	71,304	9,400					80,704
	265,108	66,168					318,274
流動資產／(負債)淨額	259,698	(16,094)					245,463
總資產減流動負債	511,894	(15,717)					518,853
非流動負債							
應付少數投資者款項	3,741	—					3,741
其他負債	2,668	—					2,668
	6,409	—					6,409
少數股東權益	30,778	—					30,778
資產淨值	474,707	(15,717)					481,666
股東資金／(資本虧絀)	474,707	(15,717)			22,676	3,4	481,666

附註：

1　上海金橋於二零零三年十二月三十一日之資產及負債報表乃採用人民幣為其呈報貨幣，已按結算日之收市滙率換算為港元。

2　該調整反映就支付收購上海金橋註冊資本全部股權而支付之約5,100,000港元。

3　該調整指撇銷本集團及上海金橋之結餘。

4　該備考綜合調整反映本集團於上海金橋投資之撇銷、上海金橋之資本及儲備，以及因收購上海金橋而產生之商譽。

下表為本集團及上海金橋(「經擴大集團」)於二零零三年十二月三十一日之具說明性未經審核備考綜合資產及負債報表，該報表乃按照下述基準編製，猶如完成已於二零零三年十二月三十一日進行，以供説明。

未經審核備考綜合資產及負債報表乃根據本集團於二零零三年十二月三十一日之經審核綜合資產負債表(摘錄自本集團截至二零零三年十二月三十一日止年度之年報)及上海金橋於二零零三年十二月三十一日之經審核資產負債表(摘錄自本通函附錄一所載之上海金橋會計師報告)。

未經審核備考綜合資產及負債報表乃就提供完成後經擴大集團之未經審核備考財務資料而編製。由該報表乃編製僅供説明用途及鑑於其性質，未必能反映經擴大集團於任何未來日期財務狀況之實際情況。

	本集團	上海金橋 (附註1)	備考調整		備考綜合調整		備考綜合經擴大集團
	千港元	千港元	千港元	附註	千港元	附註	千港元
非流動資產							
商譽	—	—			20,817	4	20,817
固定資產	220,479	—					220,479
於附屬公司之投資	—	—	5,100	2	(5,100)	4	—
非買賣證券	28,440	—					28,440
遞延税項資產	932	—					932
應收保固金	607	377					984
其他資產	1,738	—					1,738
	252,196	377					273,390
流動資產							
存貨	218,475	—					218,475
應收同系附屬公司款項	1	—					1
應收投資者款項	—	11,695					11,695
應收少數投資者款項	37	—					37
貿易及其他應收款項	48,392	28,261			(6,043)	3	70,610
應收客戶之合約工程總額	3,261	7,384					10,645
買賣證券	2,142	—					2,142
已抵押存款	53,210	—					53,210
現金及銀行存款	199,288	2,734	(5,100)	2			196,922
	524,806	50,074					563,737

本核數師之責任為根據上市規則第4.29段之要求，負責就未經審核備考財務資料發表意見，並向　貴公司呈報。除報告發出當日獲發報告之人士外，本核數師概不就任何用以未經審核備考財務資料所編製之報告承擔任何責任。

意見之根據

本核數師已按照英國Auditing Practices Board於一九九八年八月所頒佈之Statement of Investment Circular Reporting Standards and Bulletin其中之「Reporting on proforma financial information pursuant to the Listing Rules」(如適用)有關規定進行工作。本核數師之工作並無涉及任何相關財務資料之獨立審查，主要包括將未經調整財務資料與原始文件作比較、考慮支持調整之憑證，並且與　貴公司董事討論未經審核備考財務資料。

本核數師之工作並無根據香港會計師公會所頒佈之核數準則構成審核或審閱，因此，本核數師概不就未經審核備考財務資料作出任何保證。

未經審核備考財務資料乃按照本通函第38至39頁所載之基準編製(僅供説明)，且有鑑於其性質，其未必能反映經擴大集團於任何未來日期之財務狀況。

意見

本核數師認為：

(a) 未經審核備考財務資料已由　貴公司董事按照所列基準妥為編製；

(b) 有關基準與　貴集團之會計政策一致；及

(c) 就根據上市規則第4.29段披露之未經審核備考財務資料而言，調整乃屬適當。

此致

東方有色集團有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港
謹啟

二零零四年六月二十五日

A. 完成後經擴大集團之未經審核備考綜合資產及負債報表

以下為本公司核數師羅兵咸永道會計師事務所就本附錄所載完成後經擴大集團之未經審核備考綜合資產及負債表而發出之函件。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者：

本核數師就東方有色集團有限公司及其附屬公司(「貴集團」)及上海金橋瑞和裝飾工程有限公司(「上海金橋」)(以下統稱為「經擴大集團」)之未經審核備考綜合資產及負債報表(「未經審核備考財務資料」)作出報告，該報表乃載於二零零四年六月二十五日就東方有色集團有限公司(「貴公司」)之全資附屬公司凱智企業有限公司根據凱智企業有限公司、瑞和工程(中國)有限公司(清盤中)及瑞和工程(中國)有限公司(清盤中)之清盤人就第一次收購90.39%股權並於二零零四年六月二日簽訂之買賣協議，及凱智企業有限公司與上海華源愛特幕牆工程有限公司就第二次收購9.61%股權並於二零零四年六月十日簽訂之買賣協議而刊發之本通函(「通函」)附錄二第38至39頁。未經審核備考財務資料由　貴公司董事編製，其目的只為説明在提供有關第一次收購及第二次收購可能對經擴大集團於二零零三年十二月三十一日之相關財務資料所構成影響之有關資料。

責任

根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29段之要求編製未經審核備考財務資料，完全是　貴公司董事之責任。

23　關連人士交易

任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

上海金橋按雙方同意之條款於上海金橋日常及一般業務過程中與關連人士進行之重大交易如下：

	二零零三年	二零零二年	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*
應付瑞和中國之合約工程分包費用	80	256	5,612
應付瑞和中國之管理服務費	700	2,149	2,833
應付居間控股公司之利息支出	558	128	—

(III) 結算日後之賬目

上海金橋概無就二零零三年十二月三十一日後之任何期間編製經審核賬目。

此致

東方有色集團有限公司
上海金橋瑞和裝飾工程有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港
謹啟

二零零四年六月二十五日

(b) ***有關期間內融資變動之分析***

	應付居間控股公司款項 人民幣千元	應付同系附屬公司款項 人民幣千元	應付投資者款項 人民幣千元	短期借款 人民幣千元
於二零零一年一月一日	—	8,095	—	25,000
新增借款	—	—	—	57,000
償還借款	—	—	—	(64,000)
年內淨變動	—	(42)	—	—
於二零零一年十二月三十一日	—	8,053	—	18,000
新增借款	17,784	—	—	22,000
償還借款	—	—	—	(30,000)
年內淨變動	—	(836)	2,420	—
於二零零二年十二月三十一日	17,784	7,217	2,420	10,000
新增借款	32,640	—	—	—
償還借款	(43,809)	—	—	—
年內淨變動	—	—	280	—
重新分類至貿易及其他應付款項	(6,615)	(7,217)	—	—
於二零零三年十二月三十一日	—	—	2,700	10,000

(c) ***現金及現金等值項目***

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
現金及銀行存款	2,908	14,576	8,831

22　經營租賃承擔

於二零零一年、二零零二年及二零零三年十二月三十一日，上海金橋根據不可撤回之經營租賃應付之日後最低租金總額如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
應付之日後最低租金總額：			
一年內	637	761	1,763
一年後但五年內	1,915	2,519	—
	2,552	3,280	1,763

資本儲備包括因注入外幣結算資本而產生之額外出資及滙兑差額。

20　退休金責任

根據中國之法規規定，上海金橋為其中國之僱員就當地政府所規定向國家資助退休計劃供款，此退休計劃為定額供款計劃。除僱員按其基本薪金供款6%外，上海金橋須根據當地政府之規定按中國之僱員基本薪金22.5%向該計劃供款。除此筆每年之供款外，上海金橋並無其他實際繳付退休金或退休後福利之責任。

21　現金流量表附註

(a)　除税前(虧損)／溢利與經營業務所得／(動用)現金之對賬

	二零零三年	二零零二年	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*
除税前(虧損)／溢利	(3,929)	(28,707)	5,006
利息收入	(108)	(30)	(198)
利息支出	1,079	764	1,111
折舊	121	825	892
固定資產之減值虧損	586	2,048	—
出售固定資產收益	(65)	—	(127)
呆壞賬(撥回)／撥備	(26)	4,982	5,805
應收客戶之合約工程總額之撥備	4,744	—	—
應收投資者款項撥備	10,700	—	—
營運資本變動前經營溢利／(虧損)	13,102	(20,118)	12,489
應收保固金減少／(增加)	5,081	(4,178)	(1,304)
應收投資者款項減少／(增加)	2,659	(2,982)	883
貿易及其他應收款項(增加)／減少	(17,915)	14,077	(7,560)
應收／(應付)客戶之合約工程總額(增加)／減少淨額	(10,393)	(3,191)	11,338
貿易及其他應付款項增加／(減少)	8,300	11,861	(2,264)
經營業務所得／(動用)現金	834	(4,531)	13,582

17　貿易及其他應付款項

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
貿易及合約應付款項(a)	37,651	30,681	19,685
應付保固金	1,267	416	—
應付其他税項	1,420	393	65
其他	16,107	2,823	2,702
	56,445	34,313	22,452

(a)　貿易及合約應付款項之賬齡分析如下：

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
0至30日	25,956	11,667	3,712
31至60日	2,163	39	3,892
61至90日	381	—	1,376
超過90日	9,151	18,975	10,705
	37,651	30,681	19,685

18　短期借款

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
銀行借款	10,000	10,000	18,000

銀行借款由東方有色集團有限公司若干現金存款作抵押。

19　儲備

	資本儲備 人民幣千元	保留溢利／(累計虧損) 人民幣千元	總額 人民幣千元
於二零零一年一月一日	790	(4,373)	(3,583)
本年度溢利	—	4,728	4,728
於二零零一年十二月三十一日	790	355	1,145
本年度虧損	—	(28,707)	(28,707)
於二零零二年十二月三十一日	790	(28,352)	(27,562)
本年度虧損	—	(3,929)	(3,929)
於二零零三年十二月三十一日	790	(32,281)	(31,491)

14　在建工程合約

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
已發生之合約成本加應佔溢利減可見將來之虧損	99,887	26,011	62,577
減：目前之工程進度賬款	(93,278)	(25,051)	(64,808)
	6,609	960	(2,231)
包括於流動資產／(負債)：			
應收客戶之合約工程總額	7,856	2,666	1,693
應付客戶之合約工程總額	(1,247)	(1,706)	(3,924)
	6,609	960	(2,231)

於二零零一年、二零零二年及二零零三年十二月三十一日，客戶持有合約工程保固金分別約人民幣1,761,000元、人民幣3,918,000元及人民幣5,872,000元已分別計入上海金橋之貿易及其他應收款項。

15　現金及銀行存款

	二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
銀行存款	2,886	14,574	8,830
庫存現金	22	2	1
	2,908	14,576	8,831

16　應付居間控股公司及同系附屬公司款項

於二零零二年十二月三十一日，應付居間控股公司款項為無抵押、年息率介乎4.75%至6.25%及無固定還款期。應付同系附屬公司款項為無抵押、免息及無固定還款期。

於有關期間內應收投資者之最高款項如下：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
瑞和中國	25,937	41,308	42,130
華源	3,538	7,959	12,350

13 貿易及其他應收款項

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
貿易及合約應收款項，淨額*(a)*	23,832	6,945	28,166
應收保固金*(附註14)*	5,872	3,918	1,761
按金	211	508	558
預付款項	—	157	—
其他	149	595	697
	30,064	12,123	31,182

(a) 貿易及合約應收款項淨額之賬齡分析如下：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
0至30日	24,290	1,720	3,524
31至60日	—	—	7,058
61至90日	—	—	489
超過90日	526	7,903	17,095
	24,816	9,623	28,166
減：呆壞賬撥備	(984)	(2,678)	—
	23,832	6,945	28,166

上海金橋一般並無給予客戶信貸期。

	租賃物業裝修	廠房及機器	傢俬、裝置及設備	汽車	總額
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
成本值					
於二零零三年一月一日	—	3,718	3,085	1,496	8,299
添置	630	6	71	—	707
出售	—	—	(115)	(481)	(596)
於二零零三年十二月三十一日	630	3,724	3,041	1,015	8,410
累計折舊及減值虧損					
於二零零三年一月一日	—	(3,718)	(3,085)	(1,496)	(8,299)
本年度折舊	(115)	(1)	(5)	—	(121)
出售	—	—	115	481	596
減值虧損撇減	(515)	(5)	(66)	—	(586)
於二零零三年十二月三十一日	(630)	(3,724)	(3,041)	(1,015)	(8,410)
賬面淨值					
於二零零三年十二月三十一日	—	—	—	—	—

12　應收／(應付)投資者款項

應收／(應付)投資者款項為無抵押、免息及無固定還款期。

根據香港公司條例第161B條所披露有關應收投資者款項之資料如下：

	二零零三年	二零零二年	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*
瑞和中國			
總額	23,142	25,801	14,934
減：撥備	(10,700)	—	—
	12,442	25,801	14,934
華源	—	—	7,885
	12,442	25,801	22,819

11　固定資產

	廠房及機器	傢俬、裝置及設備	汽車	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本值				
於二零零一年一月一日	3,527	2,851	1,581	7,959
添置	191	154	345	690
出售	—	—	(430)	(430)
於二零零一年十二月三十一日	3,718	3,005	1,496	8,219
累計折舊及減值虧損				
於二零零一年一月一日	(2,046)	(1,813)	(1,062)	(4,921)
本年度折舊	(420)	(319)	(153)	(892)
出售	—	—	387	387
於二零零一年十二月三十一日	(2,466)	(2,132)	(828)	(5,426)
賬面淨值				
於二零零一年十二月三十一日	1,252	873	668	2,793
成本值				
於二零零二年一月一日	3,718	3,005	1,496	8,219
添置	—	80	—	80
於二零零二年十二月三十一日	3,718	3,085	1,496	8,299
累計折舊及減值虧損				
於二零零二年一月一日	(2,466)	(2,132)	(828)	(5,426)
本年度折舊	(418)	(244)	(163)	(825)
減值虧損撇減	(834)	(709)	(505)	(2,048)
於二零零二年十二月三十一日	(3,718)	(3,085)	(1,496)	(8,299)
賬面淨值				
於二零零二年十二月三十一日	—	—	—	—

按董事數目及酬金範圍之董事酬金分析如下：

	二零零三年	二零零二年	二零零一年
零至人民幣1,000,000元	5	5	4
人民幣1,000,001元至人民幣1,500,000元	—	—	1
	5	5	5

於有關期間內，概無任何董事就彼等向上海金橋提供之服務放棄酬金。

(b)　***五名最高薪金人士***

於截至二零零一年及二零零二年十二月三十一日止年度，五名最高薪金人士分別包括三名及一名執行董事，其酬金於上文(a)項中披露。於截至二零零三年十二月三十一日止年度，五名最高薪金人士中概無執行董事。該等其他人士之酬金詳情如下：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
薪金及津貼	459	308	163
退休計劃供款	12	—	—
	471	308	163

該等其他最高薪金人士之酬金範圍如下：

	二零零三年	二零零二年	二零零一年
零至人民幣1,000,000元	5	4	2

於有關期間內，上海金橋概無向該五名最高薪金人士支付任何酬金作為加入上海金橋之獎勵或作為離任之補償。

上海金橋除稅前(虧損)／溢利之稅項與採用中國適用稅率計算之理論金額之差異如下：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
除稅前(虧損)／溢利	(3,929)	(28,707)	5,006
按稅率15%計算	(589)	(4,306)	751
動用上年度未確認稅項虧損	—	—	(473)
未確認稅項虧損	589	4,306	—
稅項支出	—	—	278

遞延稅項資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉之稅項虧損作確認。於二零零二年及二零零三年十二月三十一日，上海金橋之可結轉而用作與未來應課稅收入抵銷之未確認稅項虧損分別約為人民幣28,707,000元及人民幣32,636,000元，該等稅項虧損將於5年內屆滿。上海金橋於二零零一年十二月三十一日概無任何未確認稅項虧損。

8　股息

於截至二零零一年、二零零二年及二零零三年十二月三十一日止年度(「有關期間」)並無宣派任何股息。

9　員工成本

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
不包括董事酬金：			
工資	3,032	3,230	3,806
退休計劃供款	164	251	190
	3,196	3,481	3,996

10　董事及高級行政人員酬金

(a)　董事酬金

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
薪金及津貼	—	1,017	1,449

於有關期間內，上海金橋概無向任何董事支付任何酬金作為加入上海金橋之獎勵或作為離任之補償。

分類資料

由於上海金橋僅於中國從事鋁窗及玻璃幕牆之貿易、安裝及設計，故並無呈列按業務或地區劃分之分類資料分析。上海金橋所有相關資產均位於中國。

4　應收一位投資者款項撥備

此乃應收瑞和中國之款項，其因瑞和中國於截至二零零三年十二月三十一日止年度內根據香港高等法院之頒令進行清盤而作出撥備。

5　經營(虧損)／溢利

經營(虧損)／溢利經扣除／(計入)以下各項列賬：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
土地及樓宇之經營租賃租金	878	1,548	1,664
核數師酬金	7	117	104
匯兑(收益)／虧損淨額	(131)	323	(6)
出售固定資產收益	(65)	—	(127)
固定資產之折舊	121	825	892
固定資產之減值虧損	586	2,048	—
員工成本(不包括董事酬金)*(附註9)*	3,196	3,481	3,996
退休計劃供款(經扣除已沒收供款)	164	251	190
呆壞賬(撥回)／撥備	(26)	4,982	5,805
應收客戶之合約工程總額之撥備	4,744	—	—

6　財務成本

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
銀行借款			
須於五年內悉數償還	521	636	1,111
居間控股公司借款			
須於五年內悉數償還	558	128	—
	1,079	764	1,111

7　税項

在損益表扣除之税項如下：

	二零零三年 *人民幣千元*	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
中國所得税	—	—	278

上海金橋位於上海浦東新區，亦於該地註冊，其按優惠税率15%繳納中國所得税。

(ii)　*退休金責任*

上海金橋參與中國當地政府管理之定額供款退休計劃。當地政府承諾承擔計劃項下所有現有及未來退休僱員之退休福利責任。退休計劃一般由僱員及上海金橋供款。

(j)　***經營租賃***

經營租賃是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款，在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。

(k)　***借貸成本***

凡直接與購置、興建或生產某項資產（該資產必須經過頗長時間籌備以作預定用途或出售）有關之借貸成本，均資本化為資產之部份成本。

所有其他借貸成本均於發生年度內在損益表支銷。

(l)　***外幣換算***

以外幣進行之交易，均按交易當日之滙率換算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率換算。由此產生之滙兑差額均計入損益表。

(m)　***分類報告***

按照上海金橋之內部財務報告，上海金橋已決定將業務分類作為主要報告形式，而地區分類則以次要報告形式呈列。

至於地區分類報告，銷售額乃以客戶所在國家為基準，而總資產及資本開支乃按資產所在地計算。

3　營業額、收入及分類資料

	二零零三年	**二零零二年**	**二零零一年**
	人民幣千元	*人民幣千元*	*人民幣千元*
營業額			
建築合約	114,901	46,049	94,894
其他收入			
銀行存款之利息收入	108	30	198
其他	884	1,874	400
	992	1,904	598
總收入	115,893	47,953	95,492

已發生之成本總額及於每份合約中確認之溢利／虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利（減已確認虧損）超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利（減已確認虧損），則結餘將於流動負債下列作應付客戶之合約工程總額。

(f) ***現金及現金等值項目***

就現金流量表而言，現金及現金等值項目包括庫存現金、銀行通知存款及銀行透支。

(g) ***遞延稅項***

遞延稅項按資產及負債之稅基與其於賬目中之賬面值兩者之短暫時差以負債法作出全數撥備，並根據結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

(h) ***或然負債及或然資產***

或然負債指因為過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否發生才能確認，而上海金橋並不能完全控制這些未來事件會否實現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會確認，但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則會確認撥備。

或然資產指因為過往事件而可能產生之資產，其存在只能就一宗或多宗事件會否發生才能確認，而上海金橋並不能完全控制這些未來事件會否實現。

或然資產不會確認，但會於經濟收益很有可能流入時在賬目附註中披露。若實質確定有收益流入，則確認為資產。

(i) ***僱員福利***

(i) *僱員應享假期*

僱員應享之年假、病假及產假或陪妻分娩假（如適用），直至僱員休假時方會確認。

(c) *固定資產*

固定資產乃按成本值減累計折舊及累計減值虧損列賬。

(i) *折舊*

固定資產乃按直線法於其估計可使用年期內，以適當折舊率將其成本值減累計減值虧損撇銷。基本年率如下：

租賃物業裝修	按租約尚餘年期
廠房及機器	20%
傢俬、裝置及設備	20%
汽車	20%

將固定資產重修至其正常運作狀態之重大支出於損益表中扣除。資產改良支出乃資本化，並按其預計可用年期折舊。

(ii) *減值／銷售之收益或虧損*

上海金橋於每個結算日均會透過其內部及外界資料，以評估固定資產有否任何跡象顯示出現減值。倘有跡象顯示出現減值，則對資產之可收回價值作出估計，及(如適用)將其資產減至其可收回價值。減值虧損將於損益表中確認。

出售固定資產之損益乃出售有關資產所得款項淨額與有關資產賬面值之差額，並於損益表內予以確認。

(d) *貿易及其他應收款項*

貿易及其他應收款項如被視為呆壞賬則會作出撥備。資產負債表內之貿易及其他應收款項為扣除上述撥備之淨額。

(e) *在建工程合約*

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。上海金橋採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

(II) 賬目附註

1 組織及業務

上海金橋瑞和裝飾工程有限公司(「上海金橋」)為瑞和工程(中國)有限公司(清盤中)(「瑞和中國」，一家於香港註冊成立之公司)及中方於一九九三年八月五日在中華人民共和國(「中國」)成立之中外合作經營企業，經營年期為十五年至二零零八年為止。中方合營者隨後轉換為上海華源愛特幕牆工程有限公司(「華源」，一家於中國註冊成立之公司)。

於二零零三年十二月三十一日，上海金橋之註冊資本為2,040,000美元。根據於一九九九年十月簽訂之經修訂合作合同，瑞和中國出資1,844,000美元，佔上海金橋註冊資本90.39%，而華源出資196,000美元，佔上海金橋註冊資本9.61%。

二零零四年六月二日及二零零四年六月十日，凱智企業有限公司(一家於香港註冊成立之公司)與瑞和中國、瑞和中國之清盤人及華源簽訂買賣協議，分別收購上海金橋90.39%及9.61%之股權。

上海金橋之主要業務為於中國從事鋁窗及玻璃幕牆之貿易、安裝及設計。

2 主要會計政策

(a) 編製基準

上海金橋之賬目乃根據香港普遍採納之會計原則編製，並符合香港會計師公會頒佈之會計標準編撰。該等財務報表乃以歷史成本常規法編撰。

於截至二零零三年十二月三十一日止年度，上海金橋錄得虧損約人民幣3,929,000元。於二零零三年十二月三十一日，上海金橋之淨營運資金虧絀約為人民幣17,122,000元。儘管上文所述，董事認為，由於東方有色集團有限公司(一家於百慕達註冊成立之公司及凱智企業有限公司之居間控股公司)已同意將於完成收購上海金橋後，向上海金橋提供持續財政支持使其能償還到期債務，故上海金橋將可持續經營。因此，財務報表乃按持續經營基準編製。

(b) 收入確認

合約收入確認之會計政策載於附註2(e)。

利息收入根據未償還之本金及適用之利率按時間比例確認。

現金流量表

	附註	截至十二月三十一日止年度 二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
經營活動之現金流量				
經營業務所得／(動用)現金	*21(a)*	834	(4,531)	13,582
已付利息		(1,079)	(764)	(1,111)
已付中國所得稅		—	(278)	—
經營活動(動用)／所得現金淨額		(245)	(5,573)	12,471
投資活動之現金流量				
購買固定資產		(707)	(80)	(690)
出售固定資產所得款項		65	—	170
已收利息		108	30	198
投資活動動用現金淨額		(534)	(50)	(322)
融資活動之現金流量	*21(b)*			
新增銀行借款		—	22,000	57,000
償還銀行借款		—	(30,000)	(64,000)
新增居間控股公司借款		32,640	17,784	—
償還居間控股公司借款		(43,809)	—	—
應付同系附屬公司款項減少		—	(836)	(42)
應付投資者款項增加		280	2,420	—
融資活動(動用)／所得現金淨額		(10,889)	11,368	(7,042)
現金及現金等值項目(減少)／增加		(11,668)	5,745	5,107
於一月一日之現金及現金等值項目		14,576	8,831	3,724
於十二月三十一日之現金及現金等值項目	*21(c)*	2,908	14,576	8,831

股本權益變動表

	截至十二月三十一日止年度		
	二零零三年	二零零二年	二零零一年
	人民幣千元	人民幣千元	人民幣千元
於一月一日之股本權益總額	(12,792)	15,915	11,187
本年度(虧損)／溢利	(3,929)	(28,707)	4,728
於十二月三十一日之股本權益總額	(16,721)	(12,792)	15,915

資產負債表

	附註	於十二月三十一日 二零零三年 人民幣千元	 二零零二年 人民幣千元	 二零零一年 人民幣千元
非流動資產				
固定資產	*11*	—	—	2,793
應收保固金		401	5,482	1,304
		401	5,482	4,097
流動資產				
應收投資者款項	*12*	12,442	25,801	22,819
貿易及其他應收款項	*13*	30,064	12,123	31,182
應收客戶之合約工程總額	*14*	7,856	2,666	1,693
現金及銀行存款	*15*	2,908	14,576	8,831
		53,270	55,166	64,525
流動負債				
應付居間控股公司款項	*16*	—	17,784	—
應付同系附屬公司款項	*16*	—	7,217	8,053
應付一位投資者款項	*12*	2,700	2,420	—
貿易及其他應付款項	*17*	56,445	34,313	22,452
應付客戶之合約工程總額	*14*	1,247	1,706	3,924
應付税項		—	—	278
短期借款	*18*	10,000	10,000	18,000
		70,392	73,440	52,707
流動(負債)／資產淨值		(17,122)	(18,274)	11,818
總資產減流動負債		(16,721)	(12,792)	15,915
資金來源：				
股本 — 已發行及繳足		14,770	14,770	14,770
儲備	*19*	(31,491)	(27,562)	1,145
(資本虧絀)／投資者資金		(16,721)	(12,792)	15,915

(I) 賬目

損益表

	附註	截至十二月三十一日止年度 二零零三年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
營業額	3	114,901	46,049	94,894
銷售成本		(95,278)	(56,115)	(67,627)
毛利／(毛損)		19,623	(10,066)	27,267
其他收入	3	992	1,904	598
行政開支		(12,506)	(20,147)	(22,415)
應收一位投資者款項撥備	4	(10,700)	—	—
其他收益		163	558	782
其他經營開支		(422)	(192)	(115)
經營(虧損)／溢利	5	(2,850)	(27,943)	6,117
財務成本	6	(1,079)	(764)	(1,111)
除稅前(虧損)／溢利		(3,929)	(28,707)	5,006
稅項	7	—	—	(278)
本年度(虧損)／溢利		(3,929)	(28,707)	4,728
股息	8	—	—	—

下文第I至III節所載之財務資料(「財務資料」)乃根據上海金橋之經審核賬目及按照香港普遍採納之會計原則編製，並經作出適當調整。上海金橋之董事有責任編製該等反映真實兼公平意見之賬目。在編製該等賬目時，基本原則為選擇及貫徹採用適當之會計政策。

上海金橋之董事須對此等財務資料負責。我們之責任是根據審查之結果，對該等財務資料作出獨立意見，並作出報告。

我們認為，就本報告而言，財務資料足以真實兼公平地反映上海金橋於二零零一年、二零零二年及二零零三年十二月三十一日結算時之財務狀況，及上海金橋於有關期間之業績及現金流量。

謹請注意隨附財務資料第I節附註2(a)，其闡明上海金橋之賬目按持續經營基準編製乃基於東方有色將於完成第一次收購後向上海金橋提供持續財政支持使其能償還到期債務之假設。

以下為上海金橋之申報會計師羅兵咸永道會計師事務所(香港執業會計師)編製以供載入本通函之報告全文。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者：

以下為我們就上海金橋瑞和裝飾工程有限公司(「上海金橋」)之財務資料所作之報告，以供載入東方有色集團有限公司(「東方有色」)於二零零四年六月二十五日就東方有色之全資附屬公司凱智企業有限公司根據凱智企業有限公司、瑞和工程(中國)有限公司(清盤中)及瑞和工程(中國)有限公司(清盤中)之清盤人於二零零四年六月二日簽訂之買賣協議(「第一次收購」)，另凱智企業有限公司與上海華源愛特幕牆工程有限公司於二零零四年六月十日簽訂之買賣協議(「第二次收購」)分別建議收購上海金橋90.39%及9.61%股權而刊發之通函。

上海金橋為於一九九三年八月五日在中華人民共和國(「中國」)成立之中外合作經營企業，經營年期為十五年至二零零八年為止。上海金橋已採納十二月三十一日為其財政年度結算日，而其管理賬目乃按中國企業適用之有關會計原則及財政規例(「中國會計準則及制度」)編製。

截至二零零一年、二零零二年及二零零三年十二月三十一日止三個年度(「有關期間」)均有編製按中國會計準則及制度並經審核賬目。有關期間之核數師分別為二零零一年度的滬江德勤會計師事務所、二零零二年度的普華永道中天會計師事務所有限公司及二零零三年度的上海達隆會計師事務所。

我們已審查上海金橋於有關期間之經審核賬目，並已根據由香港會計師公會所頒佈之「售股章程及申報會計師」核數指引執行我們認為必需之額外程序。

展望將來，本集團將憑藉中國五礦之背景及利用香港作為基地將其核心業務拓展至中國。本集團旨在以房地產發展為主營，專業建築承包業務為支柱，高新科技投資業務為輔。本集團將繼續透過在經營附屬公司各層面實施嚴厲成本控制以提高其競爭力，使本集團之整體業務可轉虧為盈，從而進一步提高股東價值。

股東批准

由於上海金橋於第一次收購之應佔收益比率超過上市規則第14.08條中25%之規定，因此，第一次收購構成上市規則第十四章項下之主要交易。第二次收購(獨立而言)並不構成上市規則第十四章項下之主要交易。然而，由於兩次收購涉及收購同一公司之權益，故聯交所按照上市規則第14.22及14.23條合併計算第二次收購及第一次收購。第一次及第二次收購均需於本公司之股東特別大會上獲得股東批准。就董事所知，並無股東於第一次及第二次收購中擁有利益(其持有之本公司權益除外)，因此，並無股東需要放棄投票權。

June Glory(為持有416,585,852股股份之控股股東)已向本公司發出書面批准以分別批准第一次及第二次收購。由於已獲得控股股東之書面批准，因此，本公司已向聯交所申請豁免召開股東特別大會以批准第一及第二買賣協議之規定。聯交所已於二零零四年六月二十三日確認接納該股東之書面批准以代替股東大會。

其他資料

本通函之附錄載有其他資料，敬希垂注。

此致

列位股東 台照

代表董事會
東方有色集團有限公司
董事總經理
王幸東
謹啟

二零零四年六月二十五日

資產淨值影響

於二零零三年十二月三十一日，本集團之經審核綜合資產淨值約為474,700,000港元。根據經擴大集團(定義見本通函附錄二，按備考基準綜合計算上海金橋之資產負債表後)之未經審核備考綜合資產及負債報表，於二零零三年十二月三十一日，經擴大集團之備考綜合未經審核資產淨值將增加約1.5%至約481,700,000港元。

盈利影響

截至二零零三年十二月三十一日止年度，本集團錄得經審核綜合淨虧損約35,700,000港元。就上文「進行該等收購之原因」一節所載之原因，鑒於上海金橋於中國建築市場之未來前景，尤其是2008年北京奧運及2010年上海世界博覽會帶來之可觀之商機，董事會對該等收購對日後經擴大集團之整體業績之裨益深感樂觀。

本集團之財務及經營前景

本公司之主要業務為投資控股，而本公司主要附屬公司之主要業務載於上文「進行該等收購之原因」一節。

截至二零零三年十二月三十一日止年度，本集團之經審核綜合營業額由二零零二年約332,200,000港元減少至約160,900,000港元。截至二零零二年及二零零三年十二月三十一日止兩個年度，本集團分別錄得經審核虧損淨額約136,900,000港元及35,700,000港元。

本集團於截至二零零三年十二月三十一日止年度之營業額減少乃主要由於(i)不合併本集團兩家附屬公司瑞和中國及瑞和工程有限公司(均於二零零三年進行清盤)；及(ii)本集團其他建築及工程業務之整體營業額下跌所致。本集團之虧損淨額減少乃歸因於二零零三年引進之嚴厲成本控制措施取得成功及不合併上述本集團兩家附屬公司(正在進行清盤)之收益等多項原因。詳情請參閱本通函附錄三。

於二零零三年十月十五日，中國五礦透過其間接全資附屬公司June Glory成為本公司之最終實益及控股股東。中國五礦為一家超過五十年歷史之大型綜合企業集團，並為一家國有重要骨幹企業，由國務院國有資產監督管理委員會直接管理。

(*註： 瑞和中國為本公司之52.00%間接非全資附屬公司，此項上海金橋之90.39%股權權益僅由瑞和中國直接持有，而並非為本公司於完成前間接擁有約47.00%權益之實益權益)

進行該等收購之原因

本公司為於百慕達註冊成立之投資控股公司，而本集團之主要業務包括(i)工業潤滑油產品和門類及木製品之製造及貿易；(ii)機電工程項目和建築及環境保護項目之專業建築承包業務；及(iii)於中國及香港經營房地產發展及租賃。

上海金橋為少數在中國上海獲頒授高級幕牆設計及安裝證書之合營企業之一。在瑞和中國被香港高等法院頒令清盤後，上海金橋仍為本集團之附屬公司，但因其母公司(即瑞和中國)正在進行清盤，其財務賬目不再合併於本集團之綜合賬目內。

完成後，本公司將取得上海金橋董事會之控制權及持有上海金橋註冊資本全部股權，而上海金橋之財務賬目將再次合併於本集團之綜合賬目內。

董事會相信第一次及第二次收購符合本公司之利益及與本集團之整體業務方針一致，因該等收購將(i)使本集團能透過上海金橋而進一步擴大本集團在中國之專業建築承包業務，並於完成後本集團透過改善上海金橋之管理，繼而增強本集團之整體盈利能力，及(ii)有助本集團抓緊中國建築業務市場之可觀商機，包括2008年北京奧運及2010年上海世界博覽會所帶來之機會。

該等收購之財務影響

截至二零零一年十二月三十一日止年度，上海金橋之經審核除稅後純利約為人民幣4,728,000元(或約4,444,000港元)。於其後兩個截至二零零三年十二月三十一日止之年度並無維持此盈利水平。董事會認為，上海金橋過往之經營模式(即對本公司非全資附屬公司上海金橋之財政支援以及與少數股東共同管理結構所形成之後遺症)乃導致表現欠佳之原因之一。董事會有信心於完成後在本集團委任之董事管理下，上海金橋作為全資附屬公司所獲得之管理及支援將會更有效，以為本集團帶來溢利及現金流量。

於二零零三年十二月三十一日，上海金橋之銀行借款為人民幣10,000,000元（或約9,400,000港元）。儘管目前並無有關資本開支承擔及授權之資金需要，惟本集團於完成後將更能審核有關資金需要，確定當時上海金橋之業務發展是否需要有關資金。上海金橋目前並無使用任何金融工具作對沖或其他用途，而由於其收益以人民幣為單位，故其銀行借款主要以人民幣為單位。

於最後可行日期，上海金橋之手頭合約價值合共約為人民幣166,000,000元（或約156,000,000港元）。董事會相信，於完成後，由於上海金橋將成為本公司之全資附屬公司，而其後向上海金橋提供之任何財務資助將不會受限於上市規則之規定，故現有工程情況可望獲得改善。

上海金橋目前並無擁有任何重大投資，於截至二零零三年十二月三十一日止財政年度內亦無進行收購及出售任何附屬公司及聯營公司。

由於上海金橋僅於中國從事鋁窗及玻璃幕牆之貿易、安裝及設計，故並無任何按業務劃分之分類資料，而上海金橋所有相關資產均位於中國。於最後可行日期，上海金橋共有約50名僱員，而目前並無任何購股權計劃。

於截至二零零二年十二月三十一日止年度，上海金橋之經審核除税及特殊項目前及除税及特殊項目後淨虧損額均約為人民幣28,707,000元（或約26,985,000港元）。於截至二零零三年十二月三十一日止年度，上海金橋之經審核除税及特殊項目前及除税及特殊項目後淨虧損額均約為人民幣3,929,000元（或約3,693,000港元）。於截至二零零三年十二月三十一日止年度之淨虧損額下降主要由於其整體營運毛利率有所改善所致。於二零零三年十二月三十一日，上海金橋之經審核淨資產為負額約人民幣16,721,000元（或約15,717,000港元）。

上海金橋股權架構

下表列載上海金橋於完成前及緊隨完成後之股權架構：

	完成前 股權百分比	緊隨完成後 股權百分比
瑞和中國*	90.39%*	—
買方	—	100.00%
華源	9.61%	—
	100.00%	100.00%

計、供應及安裝。其亦作為本公司之投資控股公司。於委任清盤人之後，瑞和中國不能進行任何重大營運業務。根據香港高等法院於二零零三年九月八日發出之命令，瑞和中國目前正在進行清盤。

華源(第二買賣協議之賣方)為一家於中國註冊成立之有限公司，主要於中國從事玻璃幕牆之安裝，其為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連。

上海金橋資料

上海金橋為瑞和中國及中方於一九九三年八月五日在中國成立之中外合作經營企業，經營年期為十五年。中方合營者隨後於一九九九年十月轉換為華源。中方、華源及彼等之實益股東分別為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連。於最後可行日期，上海金橋之註冊資本為2,040,000美元(或約15,912,000港元)。

根據於一九九九年十月簽訂之合營企業協議，瑞和中國出資1,844,000美元(或約14,383,000港元)，佔上海金橋註冊資本90.39%，而華源出資196,000美元(或約1,529,000港元)，佔上海金橋註冊資本9.61%。

上海金橋之主要業務為鋁窗及玻璃幕牆之貿易、安裝及設計。其分別於一九九七年及二零零一年於中國獲得建築幕牆工程專業承包壹級資質證書及專項設計資質甲級證書。上海金橋現時之業務及工程項目主要位於華東地區特別是上海。完成後，上海金橋將成為本公司之全資附屬公司，預期該地位變動不會對上海金橋之前景構成任何影響。

誠如上海金橋於二零零三年十二月三十一日之經審核資產負債表所載，上海金橋之總流動資產約為人民幣53,270,000元(或約50,074,000港元)，在負債方面，總流動負債則約為人民幣70,392,000元(或約66,168,000港元)。總流動負債與總流動資產之錯配突出了上海金橋所面對之困難，且預期於完成後，上海金橋作為本公司之全資附屬公司將獲得更大之財政支持及更佳管理。

股東應留意經公平磋商而達成之第二次收購代價基準與由清盤人安排經競購過程而達成之第一次收購代價基準有別。

第一及第二買賣協議之條件

第一買賣協議之條件為：

(a) 買方經瑞和中國／清盤人之協助下獲得由中國政府機構就瑞和中國向買方轉讓上海金橋90.39%股權而發出之所有所需批准及相關證書(包括但不限於上海金橋之新批准證書及新營業執照(其業務範圍維持不變))；及

(b) 第一買賣協議各方須遵守香港及中國所有規管性質之規定，包括但不限於上市規則及／或任何認可交易所條例之各項披露及股東批准規定。

倘上述任何條件未能於第一最後完成日期達成，第一買賣協議將立即結束及終止及再無任何效力或生效，惟任何一方就先前違反上述條款而須負上之責任(如有)除外。

在若干條件(其中包括取得中國相關法定／規定之批准、存檔及符合條例之規定及上市規則項下之規定)於第二最後完成日期前達成，第二買賣協議方告完成。由於第一次及第二次收購均為獨立交易，故完成第一次收購及第二次收購各自毋須待另一項收購完成後方可作實。買方可全權酌情決定豁免任何上述條件，惟須遵守上市規則項下之規管規定。

完成

第一及第二買賣協議將分別於第一及第二買賣協議各自之條件達成後三個工作天及三個中國工作天內完成。

賣方資料

瑞和中國(第一買賣協議之賣方)為本公司之52%間接非全資附屬公司，於委任清盤人之前，主要於香港和中國從事玻璃幕牆、金屬屋頂、建築外牆及鋁窗之設

第二次收購人民幣1,170,000元(或約1,100,000港元)之代價乃買方就華源於上海金橋9.61%股權之經濟利益及於完成第二買賣協議後需支付予由華源委任之兩名上海金橋現任董事之辭任補償款項,與華源經公平磋商後釐定。上海金橋目前共有五名董事(兩名由華源委任,三名由瑞和中國委任),本集團已委任三名新董事加入上海金橋董事會,以替代大部份(如非全部)將於適當時候辭任之現任董事。人民幣1,170,000元(或約1,100,000港元)之代價將悉數由本集團內部資源以現金支付。

由於第一次及第二次收購將使本集團更有效管理日後成為全資附屬公司之上海金橋,故董事會認為第一次及第二次收購各自之條款及條件公平及合理,以及符合本公司及股東之整體利益。有關上海金橋業務前景之詳情,請參閱以下「上海金橋資料」之部份。

付款條款

根據第一買賣協議,第一次收購之總代價之付款條款如下:

(i) 2,000,000港元於二零零四年六月二日簽署第一買賣協議時支付作為定金,倘第一買賣協議所列出之任何一項條件未能於第一最後完成日期達成,第一買賣協議將立即結束及終止,而該定金亦將退還予本公司;及

(ii) 2,000,000港元於第一買賣協議完成後支付。

根據第二買賣協議,第二次收購之總代價之付款條款如下:

1. 人民幣300,000元(或約282,000港元)已於簽署第二買賣協議後(即二零零四年六月十日)三個中國工作天內支付;

2. 人民幣400,000元(或約376,000港元)待上海金橋之9.61%股權轉讓於工商行政管理機構完成登記後三個中國工作天內支付;及

3. 人民幣470,000元(或約442,000港元)於第二買賣協議所列載之所有條件達成後三個中國工作天內支付。

清盤人： 富理誠有限公司之蔣宗森先生及Roderick John Sutton先生，根據香港高等法院於二零零三年十二月二十四日發出之命令，彼等為瑞和中國之聯席及個別清盤人

買方： 凱智企業有限公司，於香港註冊成立之公司及本公司之全資附屬公司

第二買賣協議

日期

二零零四年六月十日

合約方

賣方： 上海華源愛特幕牆工程有限公司，於中國註冊成立之公司及於完成第二買賣協議前持有上海金橋9.61%股權之獨立第三者

買方： 凱智企業有限公司，於香港註冊成立之公司及本公司之全資附屬公司

第一及第二買賣協議之主題

根據第一買賣協議，買方有條件地同意購買及瑞和中國有條件地同意出售(無任何產權負擔之)上海金橋註冊資本中90.39%股權(其為瑞和中國於上海金橋之全部權益)，總代價為4,000,000港元。

根據第二買賣協議，買方有條件地同意購買及華源有條件地同意出售(無任何產權負擔或第三者權益之)上海金橋註冊資本中9.61%股權(其為華源於上海金橋之全部權益)，總代價為人民幣1,170,000元(或約1,100,000港元)。

代價

第一次收購之總代價為4,000,000港元，將悉數由本集團內部資源以現金支付。

代價乃本公司就瑞和中國於上海金橋出資之註冊資本1,844,000美元(或約14,383,000港元)及相關財務狀況及業務前景而向清盤人提出及獲其接納之競購價。

第一買賣協議項下之第一次收購構成上市規則第十四章項下之主要交易，並須獲得股東批准。並無股東需要就第一次收購放棄投票權。

於二零零四年六月十日，買方與華源簽訂第二買賣協議，以總代價人民幣1,170,000元(或約1,100,000港元)購入上海金橋餘下9.61%股權。

第二次收購(獨立而言)並不構成上市規則第十四章項下之主要交易。由於第二次收購及第一次收購涉及收購同一公司之權益，故聯交所已根據上市規則第14.22及14.23條合併計算兩次收購。因此，第二次收購(合併而言)構成一項主要交易，故須獲得股東之批准。並無股東需要就第二次收購放棄投票權。

June Glory(其為控股股東，除持有已發行股份約53.95%股東利益外，概無分別於第一次及第二次收購中擁有利益)已向本公司發出書面批准以分別批准第一次及第二次收購。由於已獲得控股股東之書面批准，因此，本公司已向聯交所申請豁免召開股東特別大會以批准第一及第二買賣協議之規定。聯交所已於二零零四年六月二十三日確認接納該股東之書面批准以代替股東大會。因此，寄發本通函予　閣下(作為股東)，旨在謹向　閣下提供(其中包括)第一次及第二次收購及上海金橋之背景資料之進一步詳情。

買賣協議

第一買賣協議

日期

二零零四年六月二日

合約方

賣方：　瑞和工程(中國)有限公司(清盤中)，於香港註冊成立之公司及本公司之間接非全資附屬公司，已根據香港高等法院於二零零三年九月八日發出之命令正在進行清盤

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

執行董事：
林錫忠先生，*主席*
王幸東先生，*董事總經理*
閻西川先生，*董事副總經理*
錢文超先生
何小麗女士

獨立非執行董事：
林　濬先生
馬紹援先生
譚惠珠女士

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈
18樓

敬啟者：

主要交易

建議收購
上海金橋瑞和裝飾工程有限公司
分別為90.39%及9.61%之股權

緒言

於二零零四年六月二日，本公司公佈買方(本公司之全資附屬公司)與瑞和中國及清盤人簽訂第一買賣協議，以購入上海金橋90.39%股權。

* *僅供識別*

「買方」	指	凱智企業有限公司，於香港註冊成立之有限公司及本公司之全資附屬公司
「人民幣」	指	人民幣，中國不時流通之法定貨幣
「第一買賣協議」	指	由買方、瑞和中國及清盤人於二零零四年六月二日就收購上海金橋90.39%股權而簽訂之有條件買賣協議
「第二買賣協議」	指	由買方及華源於二零零四年六月十日就收購上海金橋9.61%股權而簽訂之有條件買賣協議
「第一及第二買賣協議」	指	第一買賣協議及第二買賣協議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「上海金橋」	指	上海金橋瑞和裝飾工程有限公司，於中國註冊成立之公司
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國不時流通之法定貨幣

就本通函而言，換算美元為港元之匯率按1美元兑7.80港元，而換算人民幣為港元之匯率則按人民幣1.00元兑0.94港元。該換算僅用於表述之目的，且並不代表任何金額之美元、人民幣或港元已經依照、能依照或可以依照上述匯率或任何其他匯率來兑換。

「最後可行日期」	指	二零零四年六月二十三日，即本通函付印前就確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「清盤人」	指	富理誠有限公司之蔣宗森先生及Roderick John Sutton先生，根據香港高等法院於二零零三年十二月二十四日發出之命令，彼等為瑞和中國之聯席及個別清盤人
「第一最後完成日期」	指	二零零四年九月三十日(或買方、瑞和中國及清盤人可能協定之其他日期)，達成第一買賣協議所載條件之最後限期
「第二最後完成日期」	指	達成第二買賣協議所載條件之最後限期，即二零零四年九月三十日，該日期可能延長至： (a) 買方可能指定之其他日期(若由於華源之責任而未能完成條件)；或 (b) 二零零四年十二月三十日(若由於買方之責任而未能完成條件)；或 (c) 買方及華源可能協定之其他日期(若由於雙方之責任而未能完成條件)
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司及中國五礦之全資附屬公司
「中國」	指	中華人民共和國(就本通函而言，不包括香港、中國澳門特別行政區及台灣)
「中國工作天」	指	銀行在中國之一般營業日(星期六及星期日除外)

「中國五礦」	指	中國五礦集團公司，一家中國之國有重要骨幹企業，由國務院國有資產監督管理委員會所管理，為香港五礦及June Glory之控股公司
「董事」	指	本公司之董事
「產權負擔」	指	按揭、抵押、質押、留置權、購股權、限制、優先購買權、優先認購權、第三者權利或利益，其他任何種類之產權負擔或利益保障、或具有類似效力之其他類型之優先安排(包括但不限於擁有權之轉讓或保留安排)及任何協議或義務以建立或授予上述任何一項
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港不時流通之法定貨幣
「香港」	指	中國香港特別行政區
「華源」	指	上海華源愛特幕牆工程有限公司，於中國註冊成立之公司，其於完成第二買賣協議前持有上海金橋9.61%股權。根據公眾紀錄，上海華源企業發展股份有限公司、上海文昌置業有限公司及上海愛特實業有限公司為上海華源愛特幕牆工程有限公司之擁有人，該等公司(連同彼等各自之最終實益股東)為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連
「June Glory」	指	June Glory International Limited，於英屬處女群島註冊成立之有限公司，其現時持有本公司已發行股本約53.95%。June Glory為香港五礦之全資附屬公司，香港五礦則為中國五礦之全資附屬公司

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「第一次收購」	指	由買方向瑞和中國根據第一買賣協議以總代價4,000,000港元購入上海金橋90.39%股權
「第二次收購」	指	由買方向華源根據第二買賣協議以總代價人民幣1,170,000元（或約1,100,000港元）購入上海金橋餘下9.61%股權
「第一次及第二次收購」	指	第一次收購及第二次收購
「董事會」	指	本公司董事會（包括獨立非執行董事）
「工作天」	指	銀行在香港之一般營業日（星期六及星期日除外）
「瑞和中國」	指	瑞和工程（中國）有限公司（清盤中），於香港註冊成立之公司及根據香港高等法院於二零零三年九月八日發出之命令正在進行清盤。由於本公司之52%間接非全資附屬公司Wellstep Management Limited為全資擁有其之母公司，因此其為本公司52%之間接非全資附屬公司（餘下之48%由三位均為獨立第三者之個人間接擁有）
「盛百利」	指	盛百利財務顧問有限公司，被視為根據證券及期貨條例獲准從事第1、4、6及9類受監管業務（定義見證券及期貨條例）之持牌法團，並為本公司有關第一次及第二次收購之財務顧問
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「完成」	指	完成第一及第二買賣協議

閣下對本通函任何內容或應採取之行動**如有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

主要交易

建議收購
上海金橋瑞和裝飾工程有限公司
分別為90.39%及9.61%之股權

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

* *僅供識別*

二零零四年六月二十五日